Filed Pursuant to Rule 424(b)(4)
SEC File No. 333-164575

PROSPECTUS

$11,003,200

VRINGO, INC.

2,392,000 Units

This is the initial public offering of our units. We are offering $11,003,200 of units at a public offering price of $4.60 per unit, with each unit consisting of: (i) one share of common stock and (ii) two warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $5.06. Each warrant will become exercisable upon the consummation of our initial public offering and will expire on June 21, 2015.

Currently, no public market exists for our securities. The units will be listed on the NYSE Amex under the symbol “VRNGU.” Once the securities comprising the units begin separate trading, the units will continue to trade under the symbol “VRNGU” and the common stock and warrants will be listed on the NYSE Amex under the symbols “VRNG” and “VRNGW,” respectively. The common stock and warrants comprising the units will begin separate trading on or prior to the 90th day after the date of this prospectus. We will issue a press release announcing when such separate trading will begin. No assurance can be given that we will be able to maintain our listing on the NYSE Amex subsequent to the offering.

Investing in our units involves a high degree of risk. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 11 of this prospectus.

	Per Unit	Total
Public offering price	$4.60	$11,003,200
Underwriter discounts and commissions (1)	$0.368	$880,256
Proceeds to us (before expenses)	$4.232	$10,122,944

(1)	Does not include a corporate finance fee in the amount of 1.75% of the gross proceeds, or $0.0805 per share, payable to Maxim Group LLC, the representative of the underwriters.

We have granted an over-allotment option to the underwriters, under which they may elect to purchase up to an additional $1,650,480 of units (or 358,800 units) from us at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This is a firm commitment underwriting. The underwriters expect to deliver the units to purchasers on or prior to June 25, 2010.

Maxim Group LLC

Chardan Capital Markets, LLC	Ladenburg Thalmann & Co. Inc.

The date of this prospectus is June 21, 2010.

VRINGO, INC.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

PROSPECTUS SUMMARY

This summary highlights information contained throughout this prospectus and is qualified in its entirety by reference to the more detailed information and financial statements included elsewhere herein. This summary may not contain all of the information that may be important to you. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Before making an investment decision, you should read carefully the entire prospectus, including the information under “Risk Factors” beginning on page 11 and our financial statements and related notes thereto.

Unless the context otherwise requires or indicates, when used in this prospectus,

•	references to “we,” “our,” “us,” “the Company” and “Vringo” refer to Vringo, Inc. and its subsidiary;

•

references to “Bridge Notes” refer to the $3.0 million shares of 5% subordinated convertible promissory notes issued to accredited investors in a private placement consummated on December 29, 2009. Upon consummation of this offering, the Bridge Notes will automatically convert into one share of common stock and two warrants at a conversion price equal to $3.45;

•	references to “Bridge Financing” refer to the sale of the Bridge Notes; and

•	references to “Special Bridge Warrants” refer to the additional 864,332 warrants issued to the investors in the Bridge Financing, which are exercisable at $2.75 per share.

Our Business

We provide a comprehensive platform that allows users to create, download and share mobile entertainment content in the form of video ringtones for mobile phones. We believe that our service represents the next stage in the evolution of the ringtone market from standard audio ringtones to high-quality video ringtones, with social networking capability and integration with web systems. Our solution, which encompasses a suite of mobile and PC-based tools, enables users to create, download and share video ringtones with ease, and provides our business partners with a consumer-friendly and easy-to-integrate monetization platform.

We were incorporated in January 2006 and are still a development stage company. Since inception, we have generated only $50,000 in revenues, which amount includes $27,000 of revenue from our revenue-sharing agreement in Armenia, $3,000 and $10,000 of revenue from our revenue-sharing agreements in Turkey and Malaysia, respectively, and $10,000 from our revenue-sharing agreement in the United Arab Emirates. We have a history of losses since inception, including a net loss of $6.1 million and $2.0 million for the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. All of our audited consolidated financial statements since inception have contained a going concern opinion by our auditors, which means that our auditors have substantial doubt about our ability to continue as a going concern.

Our platform combines a downloadable mobile application which works on multiple operating systems and hundreds of handsets, a WAP site, which is a simplified website accessible by a user on a mobile phone, and a website, together with a robust content integration, management and distribution system. As part of providing a complete end-to-end video ringtone platform, we have amassed a library of over 4,000 video ringtones that we provide for our users. We also have developed substantial tools for users to create their own video ringtones and for mobile carriers and other partners to include their own content and deliver it solely to their customers. Our VringForward video ringtone technology allows users to enjoy a rich social experience by sharing video ringtones from our library or which they created.

Until recently, our product has been offered for free to consumers. We are now moving to a paid service model together with mobile carriers and other partners around the world. The initial revenue model for our service offered through the carriers will generally be a subscription-based model where users pay a monthly fee for access to our service and additional fees for premium content. Our free version is still available in markets where we have not entered into commercial arrangements with carriers or other partners. We have built our platform with a flexible back-end and front-end that is easy to integrate with the back-end systems of mobile carriers and easy to co-brand with mobile carriers. To date, we have filed 24 patent applications for our platform (none of which has been issued to date) and we continue to create new intellectual property.

We are active in fast growing mobile markets. According to Multimedia Intelligence, the global mobile content market is projected to reach $29 billion by 2012 and Juniper Research projects that the global mobile application market will reach $25 billion in 2014. Our market is a subset of these markets as all forms of ringtones, both audio and video, are popular mobile content items, and our service is available as a mobile application. However, as video ringtones are a nascent market, we do not possess authoritative data regarding the market size for our service.

We have launched our commercial service with the following four mobile carriers:

•	Avea Iletisim Hizmetleri A.S., or Avea, a mobile carrier in Turkey with 12.1 million subscribers, of which there are 8,500 subscribers to our paid service (launched in November 2009);

•	Maxis Mobile Services SDN BHD, or Maxis, a mobile carrier in Malaysia with 11.4 million subscribers, of which there are 34,000 subscribers to our paid service (launched in September 2009);

•

Vivacell-MTS, or Vivacell, a mobile carrier with 2.0 million subscribers in Armenia, where we have launched our products and services and have 13,400 subscribers on a free-trial basis, and which is part of the MTS operator group with over 96.0 million global subscribers (launched in June 2009); and

•

Emirates Telecommunications Corporation, or Etisalat, a mobile carrier with 7.3 million subscribers in the United Arab Emirates, where we have launched our products and services and have 2,500 subscribers to our paid service, and which has more than 94.0 million subscribers worldwide (launched in January 2010).

We are currently in discussions with several other mobile carriers and we will be pursuing additional agreements with mobile carriers over the next 12 to 24 months.

According to a recent study by the United Nations, there are 4.6 billion global mobile subscribers. The markets in which we have launched our service (Malaysia, Turkey, United Arab Emirates and Armenia) have an estimated 100 million mobile subscribers (including carriers with whom we do not currently have any agreements), which is less than 3% of global subscribers.

Market Overview

The Ringtone Market

Many mobile phone users choose to personalize their mobile phone by changing the standard manufacturer’s ringtone to a ringtone of their choice. Some users select one of the several ringtones installed on the phone by the manufacturer. Since many handsets are now capable of playing conventional digital music files, many mobile users install MP3 and other digital music files as their ringtones to create an even more personalized mobile experience. According to a 2008 study by Ipsos MediaCT, more than one-third of mobile users download ringtones from various sources, and 40% of such users change their ringtones frequently.

Since the early days of mobile phone usage, mobile carriers, mobile media companies and content owners have recognized the sale of ringtones as a source of significant revenues. Ringtones are generally sold as single units or as part of a monthly subscription service in which the user is entitled to a package of ringtones. The ringtone industry was created in 1997 with the first sales of polyphonic ringtones and developed further in 2002 with the creation of the truetone or mastertone.

A significant evolution and innovation in the ringtone business occurred in 2004 with the advent of the ringback tone, which is a tune that the recipient of a call can choose for the caller to hear instead of the standard ring. There has been tremendous growth in ringback tones in recent years. Ringback tones are a network-based service sold by mobile carriers generally on a monthly subscription basis with additional costs for content in some markets. Ringback tones are the first “social ringtones” because users are able to choose the sound that callers will hear when they call the user. According to Multimedia Intelligence, sales in the ringback tone market will triple from 2008 to 2012 to reach $4.7 billion. We are not currently active in the ringback market, but we are studying it closely because we believe its success indicates growing acceptance of social ringtone behavior.

Overall, the ringtone business has seen little innovation in recent years and we believe it is ready for the next evolution of products and services. We believe the following factors will contribute to the evolution of the ringtone market in the near future:

Mobile video has arrived. Improved handset technology and the availability of high speed data networks have spurred tremendous growth in mobile video consumption and revenues. According to Pyramid Research, the mobile video market will grow five-fold from 2008 to 2014 to 534.0 million global subscribers, representing $16 billion in revenues in the United States alone. Our service is a subset of the mobile video market since video ringtones are essentially mobile video clips that are activated upon receipt of a phone call. As users begin to consume more mobile video content, they will expect their ringtones to consist of more than plain audio.

Mobile social networking is growing exponentially. Mobile phone users are increasingly engaging in social networking on their phones, using services such as Facebook and Twitter. The commercial success of ringback tones demonstrates that users want a social experience as part of their ringtone experience. According to Juniper Research, global revenues for mobile social networking and user-generated content will rocket from $1.8 billion in 2008 to $11.8 billion in 2013. Our platform is a subset of mobile social networking and user-generated content since our VringForward video ringtone technology allows users to enjoy a rich social experience by sharing video ringtones from our library or which they created.

User generated content continues to grow. We believe the growth of user-generated content on sites like YouTube is only at a nascent stage. Furthermore, we believe licensed content may only capture a fraction of the content users are interested in because of the advances in technology that facilitate the creation of user-generated content. Our easy-to-use platform allows users to seamlessly create, edit and share their own user-generated video ringtones.

Consumers are no longer afraid of mobile applications. A mobile application can generally provide users with a much richer experience than a wireless application protocol (WAP)-only experience, which requires a user to navigate the browser on its mobile phone to a specific website. However, for years many users were either hesitant or unable to download most mobile applications due to the complexity of downloading applications or security concerns. That has recently changed as smartphones and data plan penetration have increased substantially and Apple Inc. has provided a very simple user experience for downloading applications through its App Store ® . The success of the App Store ® has led other handset manufacturers and mobile carriers to develop and market their own stores which we believe will accelerate user adoption of mobile applications. We have developed multiple versions of our mobile application, which work on more than 200 handsets, and which provide users with a much richer experience than can be achieved via WAP.

Our Product

Our product consists of four primary components:

1.	The Vringo Mobile Application: Our application allows the user to engage in a comprehensive, entertaining, and easy-to-use social video ringtone experience. The application includes many features, such as:

•	Ability for users to set their own personal video ringtones and to create their own video ringtone with their cameras;

•	VringForward™ technology, which enables users to share video ringtones with friends. Users may set a default clip for all of their friends or set specific clips for specific friends;

•	Gallery-based content browsing of video ringtones;

•

Unique “push” technology which allows users to subscribe to content channels and have their video ringtone automatically updated. This may create additional monthly subscription revenue by allowing us to sell various channels of content. Automated delivery ensures users feel they are getting value for their subscription; and

•

Compatibility with Symbian, Sony Ericsson, Java, Windows Mobile, Android and Blackberry operating systems. While Windows Mobile, Blackberry and Android do not support video ringtones natively, our development team has enabled our application to work on many of these devices. Such compatibility will require an ongoing effort by our development team to update our application to respond to any modifications of these operating systems and to ensure our application works on new operating systems and handsets.

2.	The Vringo WAP Site: While we support over 200 handsets with our application, our application cannot work on many handsets in the market due to technical limitations of the devices. In order to support a much broader segment of the market, we developed a WAP version of the service that provides a streamlined experience for mobile users who can access the WAP site from browsers on their mobile phones. In particular, this service includes the following features, subject to the handset’s technical capabilities:

•	Download and purchase video ringtones;

•	Choose a VringForward clip that other users with our application will see when they receive a call from you; and

•	Share video ringtones with friends.

3.	The Vringo Website: While video consumption on mobile phones is growing substantially, the vast majority of video browsing and viewing still takes place on the personal computer, or PC. A core component of our product strategy is to allow users to browse and choose their video ringtones on a personal computer from our website (www.vringo.com) and seamlessly deliver content from our website to their mobile phone. Our website includes the following features for users:

•	Choose and purchase video ringtones;

•	Upload video content stored on their PCs and create personal video ringtones;

•	Engage in social behavior such as setting up VringForward, inviting friends to our service and posting clips to Facebook and other social networks;

•	Manage their accounts; and

•	Automatic synchronization with the mobile application on their phone or WAP account.

4.	The Vringo Studio: The Vringo Studio is an extension of our website that allows users to access video from multiple websites or from their computer and then edit and send these video clips to their mobile phones as customized video ringtones. We are able to create customized versions of the Vringo Studio for specific content partners and mobile carriers that search only a pre-defined set of content. As with our website, the results are seamlessly synchronized with a user’s mobile device. On the Vringo Studio, users may:

•	Transform user-generated or other video from the web into personalized video ringtones;

•	Import clips into their collection via our application or our WAP site; and

•	Share clips via text messaging or email and post clips to social networks.

Our Strategy

Our goal is to become the leading global provider of video ringtones via our social video ringtone platform. To achieve this goal, we plan to:

Grow our user base through mobile carrier partnerships. We have built our product to easily integrate with mobile carriers. We believe the mobile carrier channel is the most efficient and cost effective channel to grow our user base and to monetize our product. We have launched our service with four mobile carriers in Turkey, Malaysia, Armenia and the United Arab Emirates. We are in discussions with additional mobile carriers and we plan to aggressively pursue additional mobile carriers globally.

Continue to ensure we have broad handset reach. The breadth of our mobile handset coverage will be critical for us to grow our business. Our application already supports over 200 handsets and we diligently certify new mobile handset devices as quickly as possible. Additionally, the WAP version of our service is compatible with almost any device that supports video. We will continue to expand the features available as part of our WAP service.

Enhance our viral and social tools. We believe that there is substantial opportunity to increase the social and viral nature of our product, which will be critical for our growth. We will continue to add features to the product to enhance its viral and social aspects and which enable users to connect with their existing social networks on platforms such as Facebook and Twitter.

Maintain and grow our product and technology leadership. Our technical team is made up of highly regarded industry professionals that continually ensure that our product is on the cutting-edge both in terms of ease of use, functionality and look and feel. We have filed 24 patent applications for our platform (none of which has been issued to date) and we continue to create new intellectual property. We also have enabled our application to work on the Blackberry, Android and Windows Mobile operating systems even though those platforms do not natively support video ringtones. Nevertheless, there is no assurance that our application will continue to work on these operating systems in the future. We plan to continue to allocate technical resources to remain ahead of our competition and provide users with a product that is easy-to-use and cutting-edge.

Build a strong revenue base of recurring monthly subscription revenue. In the ringback tone business, the bulk of revenue generation is subscription-based. We believe this model is appropriate for our product and are initially launching the commercial version of our product as a monthly subscription service with mobile carriers. We are focused on ensuring that our product drives value and limits churn. As the video ringtone market matures, our business model may evolve to capitalize on changes in the market.

Find new forms of distribution. While we are currently focused on the mobile carrier distribution channel, we believe there are other avenues that could be successful distribution channels for us. Specifically, we believe broadcasters and content owners could greatly benefit by promoting our service to their customers by monetizing either their content or leveraging their relationship with advertisers via ads.

Explore monetization through advertising. The visual nature of our service opens up the possibility of incorporating ads in the ringtone. We have had several expressions of interest in an advertisement-funded version of our service and we will explore this model in the future.

Content leadership. We have conducted substantive research of other commercial video ringtone websites and we have not discovered a commercial library with more than 100 video ringtones available for download. Accordingly, we believe our library of more than 4,000 video ringtones is one of the largest commercial video ringtone libraries in the world. We intend to continue to grow our library to enhance our future revenues although in many markets we will rely on our partners to supplement our library with additional locally licensed content.

Risk Factors

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” beginning on page 11. Principal risks of our business include:

•	we have generated only losses since inception, which we expect to continue for the foreseeable future;

•	we have a limited operating history upon which to base an investment decision;

•	our plans depend on us entering into and maintaining content license agreements;

•	we are a development stage company with no significant source of income;

•	our independent auditors have expressed doubt about our ability to continue our activities as a going concern;

•	the continuation of our business is dependent upon raising additional capital;

•	our plans depend significantly on entering into distribution arrangements with major mobile carriers and/or other partners;

•	we may be subject to litigation or other damages if it is asserted that we or our users are infringing upon the intellectual property rights of third parties; and

•	our business may be adversely affected if there are significant shifts in the political, economic and military conditions in Israel and its neighbors.

Company Information

Our executive offices are located at 18 East 16th Street, 7th Floor, New York, New York 10003 and our telephone number at this location is (646) 525-4319. Our website address is www.vringo.com. The information on our website is not part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data set forth below is derived from our consolidated financial statements. The consolidated results of operations for the years ended, and the consolidated balance sheet data as of December 31, 2009 (as restated) and 2008, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 2010, and the results of operation data for the three months ended March 31, 2010 and 2009 and for the period from inception through March 31, 2010, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The per share figures in this section are historical and do not give effect to the anticipated 1-for-6 reverse stock split.

It is important that you read this information together with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” “Risk Factors” and the financial statements and the notes to the financial statements. The historical results presented below are not necessarily indicative of results to be expected in any future periods.

Consolidated Statements of Operations (in thousands):

	For the Three Months Ended March 31,		For the Year Ended December 31,		Cumulative from Inception to March 31, 2010
	2010	2009	2009 (as restated)	2008
Revenue	30	—	20	—	50
Cost of revenue	34	—	31	—	65

Gross margin	(4)	—	(11)	—	(15)

Research and development	540	571	1,975	3,110	8,924
Marketing	441	492	1,752	2,769	6,965
General and administrative	281	298	1,568	1,409	4,712

Operating loss	1,266	1,361	5,306	7,288	20,616

Finance expense (income), net	711	158	770	51	1,492

Loss before taxes on income (benefit)	1,977	1,519	6,076	7,339	22,108

Taxes on income (benefit)	20	19	73	(7)	14

Net loss for the period	1,997	1,538	6,149	7,332	22,122

Basic and diluted net loss per common share	(0.91)	(0.70)	(2.79)	(3.33)	(10.41)

Weighted average number of shares used in computing basic and diluted net loss per common share

	2,200,694	2,200,694	2,200,694	2,200,694	2,125,926

Balance Sheet Data (in thousands):

	March 31, 2010	December 31, 2009 (as restated)	December 31, 2008
Total current assets	1,719	3,518	6,122
Long-term deposit	12	12	12
Property and equipment, net	178	179	259
Deferred tax assets—long-term	82	80	50

Total assets	1,991	3,789	6,443

Total current liabilities	5,143	4,719	1,281
Total long-term liabilities	3,189	3,480	4,171
Total temporary equity	11,970	11,968	11,961
Total stockholders’ equity	(18,311)	(16,378)	(10,970)

Total liabilities and stockholders’ equity	1,991	3,789	6,443

THE OFFERING

Securities offered:	$11,003,200 of units, each unit consisting of:

•	one share of common stock; and

•	two warrants to purchase common stock.

Offering Price:	$4.60

Units:

Number outstanding before this offering:	0

Number to be outstanding after this offering:	2,392,000

Common stock:

Number outstanding before this offering:	2,700,278

Number to be outstanding after this offering:	5,092,278

Warrants:

Number outstanding before this offering:	1,872,587

Number to be outstanding after this offering:	8,185,006

Exercisability:	Each warrant included within the unit is exercisable for one share of common stock commencing on the consummation of this offering and expiring at 5:00 p.m., New York City time, on June 21, 2015.

Exercise Price:	$5.06

NYSE Amex symbols for:

Units:	“VRNGU”

Common Stock:	“VRNG”

Warrants:	“VRNGW”

Trading commencement and separation of common stock and warrants:	The units will begin trading on or promptly after the date of this prospectus. Each of the common stock and warrants will begin trading separately on or prior to the 90th day after the date of this prospectus. We will issue a press release announcing when such separate trading will begin.

Following the date that the common stock and warrants begin trading separately, the units will continue to be listed for trading and any securityholder may elect to break apart a unit and trade the common stock and warrants separately or as a unit. Even if the component parts of the units are broken apart and traded separately, the units will continue to be listed as a separate security, and consequently, any subsequent securityholder owning common stock and warrants may elect to combine them together and trade them as a unit. Securityholders will have the ability to trade our securities as a unit until such time as the warrants expire.

Use of Proceeds:	Our current estimate of the use of the net proceeds of this offering, which we expect to be approximately $9,400,000, is as follows: $650,000 for capital expenditures, $2,300,000 for cost of revenue, $1,900,000 for research and development, $2,000,000 for sales and marketing and $2,550,000 for general corporate purposes, including working capital and repayment of a portion of our loan facility. We will, however, have broad discretion over the use of proceeds of this offering and the estimates may change over time.

Risk Factors:	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our units.

Except as otherwise set forth in this prospectus, the share information above and elsewhere in this prospectus is based on 2,700,278 shares of common stock outstanding on March 31, 2010 and also:

•	gives retroactive effect to a 1-for-6 reverse stock split effective immediately prior to the consummation of this offering (except as to the disclosure in the financial statements);

•	an initial offering price of $4.60;

•

reflects the exchange of all of our outstanding preferred stock into 1,469,174 shares of common stock upon the closing of this offering and termination of outstanding warrants held by holders of our Series B Convertible Preferred Stock to purchase 200,245 shares of common stock;

•	reflects the automatic conversion of the Bridge Notes into an aggregate of 864,332 shares of common stock upon the closing of this offering; and

•	assumes that the underwriters do not exercise their over-allotment option to purchase up to an additional 358,800 units.

The share information in this prospectus does not include:

•

247,393 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2010 at a weighted average exercise price of $2.71 per share and 20,000 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $1.50;

•	1,728,664 shares of common stock issuable upon exercise of warrants to be issued to the investors in the Bridge Financing, upon conversion of the Bridge Notes, with an exercise price of $5.06;

•	864,332 shares of common stock issuable upon exercise of the Special Bridge Warrants, with an exercise price of $2.75;

•	55,664 shares of common stock issuable upon exercise of warrants issued to the placement agent in connection with the Bridge Financing with an exercise price of $3.795;

•	482,346 shares of common stock issuable upon exercise of warrants issued to the lead investors in connection with the Bridge Financing with an exercise price of $0.01;

•	250,000 shares of common stock issuable upon exercise of warrants issued to our senior lenders in connection with the Bridge Financing with an exercise price of $2.75;

•

1,825,134 shares of common stock issuable upon the exercise of stock options issuable to our management, employees, directors and consultants in connection with this offering with an exercise price of $0.01 (including 20,000 shares as a charitable donation);

•

1,825,134 shares of common stock issuable upon the exercise of stock options issuable to our management, employees, directors and consultants in connection with this offering with an exercise price of $5.50 (including 20,000 shares as a charitable donation);

•	4,784,000 shares of common stock issuable upon the exercise of warrants underlying the units sold in this offering; and

•	1,076,400 shares of common stock issuable upon exercise in full of the over-allotment option by the underwriters.

RISK FACTORS

An investment in our securities involves a high degree of risk and should not be made by anyone who cannot afford to lose his or her entire investment. You should consider carefully the following risks, together with all other information contained in this prospectus, before deciding to invest in our securities. If any of the following events or risks actually occurs, our business, operating results and financial condition would likely suffer materially and you could lose all or part of your investment.

We have a limited operating history upon which to base an investment decision.

We were formed in January 2006 and have a limited operating history. As a result, there is very limited historical performance upon which to evaluate our prospects for achieving our business objectives. Our prospects must be considered in light of the risks, difficulties and uncertainties frequently encountered by development stage entities.

To date, we have generated only losses, which are expected to continue for the foreseeable future.

For the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008, we incurred a net loss of approximately $2.0 million, $6.1 million and $7.3 million, respectively, and used cash in operations of approximately $1.7 million, $4.9 million and $7.3 million, respectively, in connection with the development of our software for mobile phones and the operations of our subsidiary. As of March 31, 2010, we had unrestricted cash and cash equivalents of approximately $1.4 million and an accumulated deficit of approximately $22.1 million. We expect our net losses and negative cash flow to continue for the foreseeable future, as we continue to develop our platform, launch our service with new mobile carriers and begin to develop additional products. We cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations nor can we assure you that we will ever generate any net income or positive cash flow. Furthermore, we might not have sufficient liquidity to meet our obligations to our suppliers and creditors.

We are a development stage company with no significant source of income and our independent auditors have expressed doubt about our ability to continue our activities as a going concern and the continuation of our business is dependent on us raising additional capital.

We were incorporated in January 2006 and are still a development stage company. Our operations are subject to all of the risks inherent in development stage companies which do not have significant revenues or operating income. Our potential for success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, especially technology start-up companies. We cannot provide any assurance that our business objectives will be accomplished. All of our audited consolidated financial statements since inception have contained a statement by our auditors that raises substantial doubt about us being able to continue as a going concern unless we are able to raise additional capital. Our financial statements do not include any adjustment relating to the recovery and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should our operations cease.

The continuation of our business is dependent upon us raising additional financing. The issuance of additional equity securities by us could result in a substantial dilution to our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. If we should fail to continue as a going concern, you may lose the value of your investment in our securities.

Our expected future growth will place a significant strain on our management, systems and resources.

Our business was formed in January 2006 and has grown quickly. In order to execute our business strategy, we will need to continue to experience growth, which will place a significant strain on our systems, processes, resources, management and other infrastructure and support mechanisms. To manage the anticipated growth of our operations, we will be required to:

•	Improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

•	Establish relationships with additional vendors and strategic partners and maintain existing relationships; and

•	Hire, train, manage and retain additional personnel.

To the extent we are unable to assemble the personnel, controls, systems, procedures and relationships necessary to manage our future growth, if any, management resources may be diverted, and our opportunity for success may be limited.

If we are unable to enter into or maintain distribution arrangements with major mobile carriers and/or other partners and develop and maintain strategic relationships with such mobile carriers and/or other partners, we will be unable to distribute our products effectively or generate significant revenue.

Our strategy for pursuing a significant share of the video ringtone market is dependent upon establishing distribution arrangements with major mobile carriers and other partners. We need to develop and maintain strategic relationships with these entities in order for them to market our service to their end users. While we have entered into agreements with certain partners pursuant to which our service may be made available to their end-users, such agreements are not exclusive and generally do not obligate the partner to market or distribute our service. In addition, a number of our distribution agreements allow the mobile carrier to terminate its rights under the agreement at any time and for any reason upon 30 days notice. We are dependent upon the subsequent success of these partners in performing their responsibilities and sufficiently marketing our service. We cannot provide you any assurance that we will be able to negotiate, execute and maintain favorable agreements and relationships with any additional partners, that the partners with whom we have a contractual relationship will choose to promote our service or that such partners will be successful and/or will not pursue alternative technologies.

If we are unsuccessful in entering into and maintaining content license agreements, our revenues will be negatively affected.

The success of our service is dependent upon our providing end-users with content they desire. An important aspect of this strategy is establishing licensing relationships with third party content providers that have desirable content. Content license agreements generally have a fixed term, may or may not include provisions for exclusivity and may require us to make significant minimum payments. We have entered into approximately 30 content license agreements with various content providers, none of which requires us to make significant minimum payments. While our business is not dependent on any particular content license agreement, there is no assurance that we will enter into a sufficient number of content license agreements or that the ones that we enter into will be profitable and will not be terminated early.

We may not be able to generate revenues from certain of our prepaid mobile customers.

We currently operate in markets that have a high percentage of prepaid mobile customers. Many of these users may not have a sufficient balance in their prepaid account when their free trial ends and we bill them to cover the charges for subscribing to our service. As a result, the subscriber numbers that we periodically disclose may not generate revenues at the expected level.

We are dependent on mobile carriers and other partners to make timely payments to us.

We will receive our revenue from mobile carriers and other distribution partners who may delay payment to us, dispute amounts owed to us, or in some cases refuse to pay us at all. Many of these partners are in markets where we may have limited legal recourse to collect payments from these partners. Our failure to collect payments owed to us from our partners will have an adverse effect on our business and our results of operations.

We may not be able to continue to maintain our application on all of the operating systems which we currently support.

Our application is compatible with various mobile operating systems including the Symbian, Sony Ericsson, Java, Windows Mobile, Android and Blackberry operating systems. While Windows Mobile, Blackberry and Android do not support video ringtones natively, our development team has enabled our application to work on many devices which utilize these operating systems. Since these operating systems do not support video ringtones natively, any significant changes to these operating systems by their respective developers may prevent our application from working properly or at all on these systems. If we are unable to maintain our application on these operating systems or on any other operating systems, users of these operating systems will not be able to use our application, which could adversely affect our business and results of operations.

We operate in the digital content market where piracy of content is widespread.

Our business strategy is partially based upon users paying us for access to our content. If users believe they can obtain the same or similar content for free via other means including piracy, they may be unwilling to pay for our service. Additionally, since our own clips do not have any copy protection, they can theoretically be distributed by a paying user to a non-paying user without any additional payment to us. If users or potential users obtain our content or similar content without payment to us, our business and results of operations will be adversely affected.

Major network failures could have an adverse effect on our business.

Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology security that affect third-party networks, transport facilities, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Our data is hosted at a remote location. Although we have full alternative site data backed up, we do not have data hosting redundancy. Accordingly, we may experience significant service interruptions, which could require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, results of operations and financial condition.

In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol-enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers’ wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business and our results of operations.

Our business depends upon our ability to keep pace with the latest technological changes, and our failure to do so could make us less competitive in our industry.

The market for our products and services is characterized by rapid change and technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. Products using new technologies or emerging industry standards could make our products and services less attractive. Furthermore, our competitors may have access to technology not available to us, which may enable them to produce products of greater interest to consumers or at a more competitive cost. Failure to respond in a timely and cost-effective way to these technological developments may result in serious harm to our business and operating results. As a result, our success will depend, in part, on our ability to develop and market product and service offerings that respond in a timely manner to the technological advances available to our customers, evolving industry standards and changing preferences.

Our inability to identify, hire and retain qualified personnel would adversely affect our business.

Our continued success will depend, to a significant extent, upon the performance and contributions of our senior management and upon our ability to attract, motivate and retain highly qualified management personnel and employees. We depend on our key senior management to effectively manage our business in a highly competitive environment. If one or more of our key officers join a competitor or form a competing company, we may experience interruptions in product development, delays in bringing products to market, difficulties in our relationships with customers and loss of additional personnel, which could significantly harm our business, financial condition, operating results and projected growth.

Regulation concerning consumer privacy may adversely affect our business.

Certain technologies that we currently support, or may in the future support, are capable of collecting personally-identifiable information. We anticipate that as mobile telephone software continues to develop, it will be possible to collect or monitor substantially more of this type of information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business. In the United States, these laws could include the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act and the Gramm-Leach Bliley Act, as well as various state laws and related regulations. In addition, certain governmental agencies, like the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. In particular, such laws could limit our ability to collect information related to users or our services, to store or process that information in what would otherwise be the most efficient manner, or to commercialize new products based on new technologies. The evolving nature of all of these laws and regulations, as well as the evolving nature of various governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect our ability to collect and disseminate or share certain information about consumers and may negatively affect our ability to make use of that information. If we fail to successfully comply with applicable regulations in this area, our business and prospects could be harmed.

Consumer avoidance of services which collect, store or use personally-identifiable data could adversely affect our business.

Consumer sentiment regarding privacy issues is constantly evolving. Such consumer sentiment may affect the buying public’s interest in our current or future service offerings. In some areas, consumer groups and individual consumers have already begun to vigorously lobby against, or otherwise express significant concern over, the collection, storage and/or use of personally-identifiable information. Accordingly, privacy concerns of consumers may influence mobile carriers to refrain from offering products that could harm the overall mobile telephone industry. Moreover, strong consumer attitudes often precipitate new regulations like the ones described above. If we fail to successfully monitor and consider the privacy concerns of consumers, our business and prospects would be harmed.

We have not been subject to Sarbanes-Oxley regulations and we, therefore, may lack the financial controls and safeguards now required of public companies.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, or the Sarbanes-Oxley Act, we will be required, beginning with our fiscal year ending December 31, 2011, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year ending December 31, 2011. Furthermore, our independent registered public accounting firm will be required to report separately on whether it believes that we have maintained, in all material respects, effective internal control over financial reporting. We do not presently have the internal infrastructure necessary to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act. We expect to incur additional expenses and expend management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. We have identified a material weakness relating to our ineffective policies and procedures regarding the calculation of the fair value per share of common stock in accordance with generally accepted accounting principles. Specifically, we do not have sufficient qualified staff to provide for effective testing and verification of the criteria used in such calculation. This material weakness has resulted in the restatement of our consolidated financial statements as of December 31, 2009. We are in the process of remediating this material weakness by hiring additional qualified personnel to assist in the preparation of these calculations as well as other aspects of our financial statements.

We will incur significant increased costs as a public company and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. SEC and NYSE Amex rules and regulations impose heightened requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will devote a substantial amount of time to these compliance initiatives. We may also need to hire additional finance and administrative personnel to support our compliance requirements. Moreover, these rules and regulations will increase our legal and financial costs and make some activities more time-consuming.

In addition, as described above, we will be required to maintain effective internal controls over financial reporting and disclosure controls and procedures pursuant to the Sarbanes-Oxley Act. Our testing, and the subsequent testing by our independent registered public accounting firm, may reveal deficiencies or material weaknesses in our internal controls over financial reporting. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management effort. We currently do not have an internal audit group and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies or material weaknesses in our internal controls over financial reporting, the market price of our securities could decline and we could be subject to sanctions or investigations by the NYSE Amex, SEC or other regulatory authorities, which would require additional financial and management resources.

If we are not able to adequately protect our intellectual property, we may not be able to compete effectively.

Our ability to compete depends in part upon the strength of our proprietary rights in our technologies, brands and content. We rely on a combination of U.S. and foreign patents, copyrights, trademark, trade secret laws and license agreements to establish and protect our intellectual property and proprietary rights. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of our intellectual property and proprietary rights. In addition, effective trademark, patent, copyright and trade secret protection may not be available or cost-effective in every country in which our services are made available through the Internet. There may be instances where we are not able to fully protect or utilize our intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property and proprietary rights from unauthorized use, the value of our products may be reduced, which could negatively impact our business. Our inability to obtain appropriate protections for our intellectual property may also allow competitors to enter our markets and produce or sell the same or similar products. In addition, protecting our intellectual property and other proprietary rights is expensive and diverts critical managerial resources. If any of the foregoing were to occur, or if we are otherwise unable to protect our intellectual property and proprietary rights, our business and financial results could be adversely affected.

If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings.

We also rely on trade secrets and contract law to protect some of our proprietary technology. We have entered into confidentiality and invention agreements with our employees and consultants. Nevertheless, these agreements may not be honored and they may not effectively protect our right to our un-patented trade secrets and know-how. Moreover, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

The possibility of extensive delays in the patent issuance process could effectively reduce the term during which a marketed product is protected by patents.

We may need to obtain licenses to patents or other proprietary rights from third parties. We may not be able to obtain the licenses required under any patents or proprietary rights or they may not be available on acceptable terms. If we do not obtain required licenses, we may encounter delays in product development or find that the development, manufacture or sale of products requiring licenses could be foreclosed. We may, from time to time, support and collaborate in research conducted by universities and governmental research organizations. We may not be able to acquire exclusive rights to the inventions or technical information derived from these collaborations, and disputes may arise over rights in derivative or related research programs conducted by us or our collaborators.

If we or our users infringe on the intellectual property rights of third parties, we may have to defend against litigation and pay damages and our business and prospects may be adversely affected.

If a third party were to assert that our products infringe on its patent, copyright, trademark, right of publicity, right of privacy, trade secret or other intellectual property rights, we could incur substantial litigation costs and be forced to pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume significant financial resources, but would also divert our management’s time and attention. Such claims or the lack of available access to certain sites or content could also cause our customers or potential customers to purchase competitors’ products if such competitors have access to the sites or contents that we are lacking or defer or limit their purchase or use of our affected products or services until resolution of the claim. In connection with any such claim or litigation, our mobile carriers and other partners may decide to re-assess their relationships with us, especially if they perceive that they may have potential liability or if such claimed infringement is a possible breach of our agreement with such mobile carrier. If any of our products are found to violate third-party intellectual property rights, we may have to re-engineer one or more of our products, or we may have to obtain licenses from third parties to continue offering our products without substantial re-engineering. Our efforts to re-engineer or obtain licenses could require significant expenditures of time and money and may not be successful. Accordingly, any claims or litigation regarding our infringement of intellectual property of a third party by us or our users could have a material adverse effect on our business and prospects.

Third party infringement claims could also significantly limit our Vringo Studio product and the content available in our content library. Our Vringo Studio tool allows users to access video from multiple sites on the web or from their computer and then edit and send these video clips to their mobile phones as customized video ringtones. These websites could choose to block us from accessing their content for violating their terms of service by allowing users to download clips or for any other reason, which could significantly limit the availability of content in the Vringo Studio. Additionally, while we employ special software that seeks to determine whether a clip is copyrighted or otherwise restricted, it is not feasible for us to determine whether users of Vringo Studio own or acquire appropriate intellectual property permissions to use each clip before it is downloaded. Therefore, we require users of the Vringo Studio to certify that they have the rights to use the content which they desire to send to their phone. Additionally, while the majority of the clips in our content library are either licensed by us directly or are public domain or creative commons, our content library contains certain clips which we have not licensed from the content owner. As a result, we may receive cease-and-desist letters, or other threats of litigation, from website hosts and content owners asserting that we are infringing on their intellectual property or violating the terms and conditions of their websites. In such a case, we will remove or attempt to obtain licenses for such content or obtain additional content from other websites. However, there is no assurance that we will be able to enter into license agreements with content owners. Consequently, we may be forced to remove a portion of our content from our library and significantly limit the availability of content in the Vringo Studio. This would negatively impact our user experience and may cause users to cancel our service and make our service less attractive to our partners.

Our ownership is concentrated among a small number of stockholders and if our principal stockholders, directors and officers choose to act together, they may be able to control our management and operations, which may prevent us from taking actions that may be favorable to you.

Our ownership is concentrated among a small number of stockholders, including our founders, directors, officers, Warburg Pincus Private Equity Fund IX, L.P. (“Warburg”) and entities related to these persons. Upon the completion of this offering, our founders and Warburg will beneficially own approximately 8.8% and 16.5%, respectively, of our voting interest. Our officers and directors (excluding our founders) will beneficially own approximately 4.8% of our voting interest upon completion of the offering. Accordingly, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

If an active, liquid trading market for our securities does not develop, you may not be able to sell your shares quickly or at or above the initial offering price.

Although our securities will be listed on the NYSE Amex, as of the date of this prospectus, there is currently no market for our securities. An active and liquid trading market for our securities may not develop or be sustained following this offering. You may not be able to sell your shares quickly or at or above the initial offering price if trading in our stock is not active. The initial public offering price may not be indicative of prices that will prevail in the trading market. See “Underwriting” for more information regarding the factors that will be considered in determining the initial public offering price.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial offering price of our units is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our units in this offering, you will incur an immediate dilution of $3.51 (or 70%) in net tangible book value per share from the price you paid, based upon the initial public offering price of $4.60 per unit. The exercise of outstanding options and warrants and the public warrants will result in further dilution in your investment. In addition, if we raise funds by issuing additional securities, the newly issued securities may further dilute your ownership interest.

The sale of a substantial number of shares by our securityholders may have an adverse effect on the market price of our common stock.

In connection with this offering, we are registering the resale of 3,457,328 shares of our common stock held by investors who participated in the Bridge Financing. In addition, certain of our other stockholders may require us to register the resale of their shares of common stock subsequent to the consummation of this offering. If they exercise their registration rights with respect to all of their beneficially owned shares of common stock as of the date of this prospectus, then there will be an additional 1,090,116 shares of common stock eligible for trading in the public market. If our securityholders sell all of the foregoing shares, the market price of our common stock may be adversely affected.

We may allocate net proceeds from this offering in ways with which you may not agree.

Our management will have broad discretion in using the proceeds from this offering and may use the proceeds in ways with which you may disagree. We are not required to allocate the net proceeds from this offering to any specific investment or transaction and, therefore, you cannot determine at this time the value or propriety of our application of the proceeds. Moreover, you will have not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. We may use the proceeds for corporate purposes that do not immediately enhance our prospects for the future or increase the value of your investment. As a result, you and other stockholders may not agree with our decisions. See “Use of Proceeds” for additional information.

Future sales of our shares of common stock by our stockholders could cause the market price of our common stock to drop significantly, even if our business is performing well.

After this offering (and assuming exchange of all preferred stock and the conversion of the Bridge Notes), we will have 5,092,278 shares of common stock issued and outstanding, excluding shares of common stock issuable upon exercise of options or warrants. This number includes 2,392,000 shares of common stock included in the units we are selling in this offering, which may be resold in the public market immediately. The remaining 2,700,278 shares will become available for resale in the public market as shown in the chart below.

Number of Restricted Shares/Percentage of Total Shares Outstanding After Offering	Date of Availability for Resale into the Public Market
1,249,467/25%	Non-affiliate shares will be eligible for sale following their release from the lock-up agreement these stockholders have with the underwriters.

1,450,811/28%	Affiliate shares will be eligible for sale, from time to time, following their release from the lock-up agreement these stockholders have with the underwriters.

At any time and without public notice, the underwriters may, in their sole discretion, release all or some of the securities subject to their lock-up agreements. As shares saleable under Rule 144 are sold after the closing of this offering or as restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. This decline in our stock price could occur even if our business is otherwise performing well. For more detailed information, please see “Share Eligible for Future Sale” and “Underwriting—Lock-up Agreements”.

In addition, as of the date hereof, we had outstanding options to purchase 247,393 shares of common stock. In connection with this offering, we will be issuing warrants to purchase 4,784,000 shares of common stock. In addition, we (i) will grant, in connection with this offering, options to purchase 3,650,268 shares of common stock, of which 2,812,000 shares have been granted as of the date hereof to our management, employees, directors and consultants (the “management options”) and 40,000 shares will be granted as a charitable donation, (ii) have reserved 1,728,664 shares of common stock issuable upon exercise of warrants to be issued to the investors in the Bridge Financing, upon conversion of the Bridge Notes, (iii) have reserved an additional 864,332 shares of common stock issuable upon exercise of the Special Bridge Warrants, (iv) have reserved 788,010 shares of common stock issuable upon exercise of additional warrants issued in connection with the Bridge Financing, (v) have reserved 20,000 shares of common stock issuable upon exercise of other existing warrants, and (vi) have agreed to issue up to an additional 1,076,400 shares of common stock issuable upon exercise in full of the over-allotment option by the underwriters. Many of the options and warrants which will be outstanding following this offering have exercise prices that are below, and in some cases significantly below, the price of the units sold in this offering. The average weighted exercise price of these outstanding options and warrants is $3.82 per share, which is significantly below the price of the units sold in this offering. Such securities, when exercised, will increase the number of issued and outstanding shares of common stock. Therefore, the sale, or even the possibility of sale, of the shares of common stock underlying the options and warrants could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these options and warrants are exercised, you may experience dilution in your holdings.

If we cannot continue to satisfy the NYSE Amex’s listing requirements and other rules, including NYSE Amex’s director independence requirements, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Although we will list our securities on the NYSE Amex, we may not be able to continue to satisfy the listing requirements and rules. If we are unable to satisfy the NYSE Amex criteria for maintaining our listing, our securities could be subject to delisting. To qualify for continued listing on the NYSE Amex, we must meet the following criteria:

•

(i) Our shareholders’ equity must be at least $2,000,000 and we must not have sustained losses from continuing operations and/or net losses in two of our three most recent fiscal years; or (ii) our shareholders’ equity must be at least $4,000,000 and we must not have sustained losses from continuing operations and/or net losses in three of our four most recent fiscal years; or (iii) our shareholders’ equity must be at least $6,000,000 and we must not have sustained losses from continuing operations and/or net losses in our five most recent fiscal years;

•	The number of our securities held by non-affiliates must equal at least 200,000;

•	The market value of our securities must not be less than $1,000,000 for 90 consecutive days;

•	We must have at least 300 shareholders; and

•

We must have adopted NYSE Amex’s mandated corporate governance measures, including a Board of Directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

If the NYSE Amex delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our common stock is a “penny stock,” which will require brokers trading in our

•	common stock to adhere to more stringent rules and possibly result in a reduced level of trading

•	activity in the secondary trading market for our common stock;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, we would no longer be subject to the NYSE Amex rules, including rules requiring us to have a certain number of independent directors and to meet other corporate governance standards.

If there are significant shifts in the political, economic and military conditions in Israel and its neighbors, it could have a material adverse effect on our business relationships and profitability.

Our research and development facility and marketing operations are located in Israel and many of our key personnel reside in Israel. Our business is directly affected by the political, economic and military conditions in Israel and its neighbors. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our existing business relationships and on our operating results and financial condition. Furthermore, several countries restrict business with Israeli companies, which may impair our ability to create new business relationships or to be, or become, profitable.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements with all of our employees, almost all of which are governed by Israeli law. These agreements generally prohibit our employees from competing with or working for our competitors, during their term of employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has unique value specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

Our operations could be disrupted as a result of the obligation of certain of our personnel residing in Israel to perform military service.

Many of our executive officers and key employees reside in Israel and may be required to perform annual military reserve duty. Currently, all adult permanent residents of Israel under the age of 50, depending on military rank, unless exempt, are obligated to perform up to an average of 18-28 days of military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our officers or key employees due to military service. Any such disruption could adversely affect our business, results of operations and financial condition.

Because we expect a substantial portion of our revenues will be generated in dollars and euros, while a significant portion of our expenses are incurred in Israeli currency, our revenue may be reduced due to inflation in Israel and currency exchange rate fluctuations.

We expect a substantial portion of our revenues will be generated in dollars and euros, while a significant portion of our expenses, principally salaries and related personnel expenses, is paid in Israeli currency. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of Israeli currency in relation to the dollar or the euro, or that the timing of this devaluation will lag behind inflation in Israel. Because inflation has the effect of increasing the dollar and euro costs of our operations, it would therefore have an adverse effect on our dollar-measured results of operations. The value of the New Israeli Shekel, or NIS, against the United States dollar, the Euro and other currencies may fluctuate and is affected by, among other things, changes in Israel’s political and economic conditions. Any significant revaluation of the NIS may materially and adversely affect our cash flows, revenues and financial condition. Fluctuations in the NIS exchange rate, or even the appearance of instability in such exchange rate, could adversely affect our ability to operate our business.

The termination or reduction of tax and other incentives that the Israeli government provides to domestic companies, such as our wholly-owned subsidiary, may increase the costs involved in operating a company in Israel.

The Israeli government currently provides tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and Israeli governmental authorities have indicated that the government may in the future further reduce or eliminate the benefits of those programs. Our wholly-owned Israeli subsidiary currently takes advantage of some of these programs. We cannot provide you with any assurance that such benefits and programs will continue to be available in the future to our Israeli subsidiary. In addition, it is possible that our subsidiary will fail to meet the criteria required for eligibility of future benefits. If such benefits and programs were terminated or further reduced, it could have an adverse affect on our business, operating results and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus that constitute forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this prospectus. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may or may not occur.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

•	expectations regarding our potential growth;

•	our inability to continue to have our securities listed for trading on the NYSE Amex or another national securities exchange;

•	our financial performance;

•	the loss of any of our strategic relationships;

•	an inability to enter into a strategic relationship with additional mobile carriers, content providers or telephone manufacturers, thereby limiting our growth potential;

•	our competitive position;

•	the introduction and proliferation of competitive products;

•	changes in technology;

•	an inability to achieve sustained profitability;

•	failure to implement our short- or long-term growth strategies;

•	operating and capital expenditures by us and the mobile telephone industry;

•	the cost of retaining and recruiting our key personnel or the loss of such key personnel;

•	risks associated with the expansion of our business in size and geography;

•	operational risk;

•	geopolitical events and regulatory changes;

•	changing interpretations of generally accepted accounting principles;

•	general economic conditions;

•	our ability to obtain additional financing, if necessary;

•	the adverse effect our outstanding warrants and options and the warrants issued pursuant to this offering may have on the market price of our common stock;

•	the lack of a market for our securities;

•	our and our strategic partners’ business strategies;

•	foreign currency fluctuations;

•	compliance with applicable laws; and

•	our liquidity.

These risks and others described under “Risk Factors” are not exhaustive.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it, and is expressly qualified in its entirety by the foregoing cautionary statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $9,400,000 after deducting the underwriting discounts and estimated offering expenses of $1,600,000 payable by us. If the underwriters exercise their over-allotment option in full, we estimate that we will receive additional net proceeds of approximately $1,490,000.

Our current estimate of the use of the net proceeds from this offering is as follows:

	Approximate Allocation of Net Proceeds	Approximate Percentage of Net Proceeds
Capital expenditures (1)	$650,000	7%
Cost of revenue (2)	$2,300,000	25%
Research and development	$1,900,000	20%
Sales and marketing	$2,000,000	21%
General corporate purposes, including working capital (3)	$2,550,000	27%

Total	$9,400,000	100%

(1)	We expect capital expenditures to include equipment for service capacity expansion, disaster recovery system, server upgrades and mobile devices for research and development.
(2)	We expect cost of revenue to include engagement of server farms, payment of content royalties, and cost of billing services and short message service (SMS) providers.
(3)	We expect that general corporate and working capital expenditures will include costs associated with being a public company, general working capital and payments on a portion of our $5.0 million loan facility from SVB/Gold Hill for the twelve months subsequent to the consummation of this offering. The loan facility bears interest at a rate of 9.5% per annum and an effective interest rate of 18%. In connection with the Bridge Financing, we entered into a loan modification agreement whereby principal payments on the facility are deferred until the earlier of six months from the Bridge Financing or the consummation of this offering. Following the recommencement of principal payments, the remaining portion of the loan will be amortized over the period from the consummation of this offering through March 1, 2013. Monthly payments of principal and interest including approximately $1.68 million for the twelve months subsequent to the consummation of this offering will be approximately $140,000 per month.

If we receive the additional net proceeds from the exercise of the over-allotment option, we estimate that our use of the additional funds would be in a manner similar to the purposes and percentages described above.

The allocation of the net proceeds of the offering set forth above represents our estimates based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.

Investors are cautioned, however, that expenditures may vary substantially from these estimates. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments and related rate of growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

Circumstances that may give rise to a change in the use of proceeds include:

•	the existence of other opportunities or the need to take advantage of changes in timing of our existing activities;

•	the need or desire on our part to accelerate, increase or eliminate existing initiatives due to, among other things, changing market conditions and competitive developments; and/or

•	if strategic opportunities of which we are not currently aware present themselves (including acquisitions, joint ventures, licensing and other similar transactions).

From time to time, we evaluate these and other factors and we anticipate continuing to make such evaluations to determine if the existing allocation of resources, including the proceeds of this offering, is being optimized. Pending such uses, we intend to invest the net proceeds of this offering in direct and guaranteed obligations of the United States, interest-bearing, investment-grade instruments or certificates of deposit.

DILUTION

Historical net tangible deficit per share is determined by dividing our total tangible assets less total liabilities by the actual number of shares of common stock outstanding. Before giving effect to this offering, our pro forma net tangible deficit as of March 31, 2010 was approximately ($3.86 million), or ($1.43) per share of common stock, based on 2,700,278 shares of common stock outstanding after giving effect to the: (i) exchange of all of our convertible preferred stock into 1,469,174 shares of common stock upon the closing of this offering, and (ii) automatic conversion of all of our outstanding Bridge Notes into 864,332 shares of common stock. Pro forma net tangible deficit represents our total tangible assets ($1.99 million) less total liabilities ($8.33 million), adjusted for the pro forma effect of recording the equity relating to the converted Bridge Notes of $2.98 million, less expenses of $0.50 million. Pro forma net tangible deficit per share is determined by dividing the pro forma net tangible deficit by the pro forma number of shares of common stock outstanding at March 31, 2010 before giving retroactive effect to this offering.

After giving effect to our sale of $11,003,200 of units (or 2,392,000 units) in this offering less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2010 would have been $5.6 million, or $1.094 per share. This represents an immediate increase in pro forma net tangible book value of $2.52 per share, or 177%, to existing stockholders and an immediate dilution of $3.51 per share, or 70%, to new investors. Dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards, after giving effect to the sale of $11,003,200 of units after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates this dilution, assuming no value is attributed to the warrants issued as part of the units, on a per share basis:

Public offering price per share		$4.60
Net tangible deficit per share before the offering	(1.43)
Impact on net tangible book value per share of this offering	2.52

Pro forma net tangible book value per share after this offering		1.09

Dilution in net tangible book value per share to new investors		$3.51

If the underwriters exercise their over-allotment option to purchase $1,650,480 of additional units (or 358,800 units) in this offering in full, the pro forma net tangible book value per share after the offering would be $1.33 per share, the additional and total increase in the pro forma as adjusted net tangible book value per share to existing stockholders would be $0.23 and $2.75, respectively, per share and the dilution to new investors purchasing common stock in this offering would be $3.28 per share or 66%.

The following table summarizes, on a pro forma basis as of March 31, 2010, the differences between the number of shares of common stock owned by existing stockholders and the number of shares of common stock to be owned by new public investors, the aggregate cash consideration paid to us and the average price per share paid by our existing stockholders and to be paid by new public investors purchasing shares of common stock in this offering at the public offering price of $4.60 per share calculated before deduction of underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased (1)		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	2,700,278	53%	$17,453,485	61%	$6.46
New public investors	2,392,000	47%	$11,003,200	39%	$4.60

Total	5,092,278	100%	$28,456,685	100%	$5.53

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of March 31, 2010 and assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 358,800 units. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders would be reduced to 50% of the total number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors would be increased to 2,750,800 or 50% of the total number of shares of common stock outstanding after this offering.

The information also assumes no exercise of any outstanding stock options or warrants or any management options to be issued in connection with this offering. As of March 31, 2010, there were 247,393 options outstanding at a weighted average exercise price of $2.71. In connection with this offering, we will issue 3,650,268 options, of which 2,812,000 shares have been granted as management options as of the date hereof and 40,000 shares will be granted as a charitable donation, at a weighted average exercise price of $2.76. To the extent that any of these options are exercised, there would be further dilution to new investors. If all of these options had been exercised as of March 31, 2010, net tangible book value per share after this offering, on a pro forma basis, would have been $0.62 and total dilution per share to new investors, on a pro forma basis, would have been $3.98 or 80%.

As of the consummation of this offering, there would be 8,185,006 warrants outstanding at a weighted average exercise price of $4.43. If all of these warrants had been exercised as of March 31, 2010, net tangible book value per share after this offering, on a pro forma basis, would have been $0.32 and total dilution per share to new investors, on a pro forma basis, would be $4.28 or 86%.

If the underwriters’ over-allotment option is exercised in full, and all of the options and warrants had been exercised as of March 31, 2010, net tangible book value per share after this offering, on a pro forma basis, would have been $0.40 and total dilution per share to new investors, on a pro forma basis, would have been $4.20 or 84%.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock or on our preferred stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business.

CAPITALIZATION

The following table describes our cash position and our capitalization as of March 31, 2010:

•	on an actual basis;

•

on a pro forma basis, after giving effect to the: (i) exchange upon closing of this offering of all outstanding shares of our preferred stock into 1,469,174 shares of common stock based upon the offering price of $4.60 per share, and (ii) conversion upon the closing of this offering of the Bridge Notes into 864,332 shares of common stock; and

•

on a pro forma basis as adjusted basis to give effect to the pro forma adjustments described above and the sale of $11,003,200 of units (or 2,392,000 units) in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma, as Adjusted
	(in thousands)	(in thousands)	(in thousands)
Total long-term liabilities, including current maturities of both venture loan and Bridge Notes	$7,488	4,506	4,506

Temporary equity (1)
Series B convertible and redeemable preferred stock, $0.01 par value per share; 816,667 authorized; 765,466 shares issued and outstanding	$11,970	—	—

Shareholders’ equity (1)
Common stock, $0.01 par value per share, 28,000,000 authorized, 366,782 issued and outstanding	22	27	51
Series A convertible preferred stock, $0.01 par value per share; 392,315 authorized, issued and outstanding	24	—	—
Additional paid-in capital	3,765	18,643	28,047
Deficit accumulated during development stage	(22,122)	(22,122)	(22,122)

Total deficit in stockholders’ equity	$(18,311)	(3,452)	5,976

Total capitalization	$1,147	1,054	10,482

(1)	Share numbers adjusted to give retroactive effect to a 1-for-6 reverse stock split effective immediately prior to the consummation of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by, our financial statements (and notes related thereto) and other more detailed financial information appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

General

We provide a comprehensive platform that allows users to create, download and share mobile entertainment content in the form of video ringtones for mobile phones. We believe that our service represents the next stage in the evolution of the ringtone market from standard audio ringtones to high-quality video ringtones, with social networking capability and integration with web systems. Our solution, which encompasses a suite of mobile and PC-based tools, enables users to create, download and share video ringtones with ease, and provides our business partners with a consumer-friendly and easy-to-integrate monetization platform.

Our strategy to date has primarily focused on product maturation, research and development and marketing. We recently started focusing on commercializing our service primarily through agreements with mobile carriers and other partners. We have recently signed agreements to launch our service with four mobile carriers operating in Turkey, Malaysia, Armenia and United Arab Emirates which have an aggregate of approximately 32 million subscribers, of which 58,400 currently subscribe to our service, including 13,400 subscribers to our service with Vivacell on a free-trial basis. As of the fourth quarter of 2009, we began to recognize revenues from our carrier subscription service. We are negotiating with additional mobile carriers in a number of different countries and we expect to scale our carrier business in 2010.

Our Business Model

Our business model entails revenue sharing from our mobile carriers using a subscription-based model where users pay a monthly fee for access to the service as well as additional fees for access to certain premium content. We believe that this is a highly scalable model that can be rolled out to many carriers across the world.

We have launched our service together with mobile carriers in Turkey, Malaysia, Armenia and United Arab Emirates. Our mobile carrier partners co-brand our service and help market it to their subscribers. The pricing for subscriptions and content in various countries will vary substantially based on local economic conditions. In general, we aim to sell the monthly subscription for $1 to $3 and we expect to generally receive between 30%-50% of the monthly subscription revenue. We expect that premium content will generally be sold for $1 to $2 per item although this price and the monthly subscription rate may vary substantially by country. Operators usually do not charge us or our users for any data charges associated with using our service and for using the operator’s text messaging infrastructure to communicate with our subscribers.

Our model consists of the following strategic directives which are discussed in detail below in “Business—Our Strategy”: growing our user base through carrier partnerships, continuing to ensure we have broad handset reach, enhancing our viral and social tools, maintaining and growing our product and technology leadership, building a strong revenue base of recurring monthly subscription revenue, finding new forms of distribution, exploring monetization through advertising, and content leadership.

Overview

Our financial statements were prepared using principles applicable to a going concern, which contemplates the realizations of assets and liquidation of liabilities in the normal course of business. We had approximately $1.4 million of cash and cash equivalents at March 31, 2010. Our average monthly burn rate from operations for the three months ended March 31, 2010 and the year ended December 31, 2009, was $0.6 million and $0.4 million, respectively. On April 1, 2009, we commenced repayment of a $5.0 million loan over a thirty-six month period (resulting in repayments amounting to approximately $88,000 and $0.8 million during the three months ended March 31, 2010 and the year ended December 31, 2009, respectively). This loan was subsequently modified to permit us to defer principal payments due during and subsequent to February 2010 until the earlier of June 29, 2010 or the consummation of this offering.

We are a development stage company. From inception, we have raised approximately $17.5 million. In May 2006, we raised $2.35 million through the issuance of 588 shares of Series A Convertible Preferred Stock. We issued 2,353,299 additional shares of Series A Convertible Preferred Stock as a stock dividend in August 2006, resulting in a total of 2,353,887 shares of Series A Convertible Preferred Stock outstanding. In February 2007, we completed a financing of $2.1 million of convertible notes, which was later exchanged and included as part of the Series B Financing. In July 2007, we raised a further $10.0 million through the issuance of 4,592,794 shares of Series B Convertible Preferred Stock and the issuance of 200,694 shares of common stock. In addition, in September 2008, we closed a $5.0 million loan from SVB/Gold Hill Capital. In December 2009, we completed the Bridge Financing of $3.0 million of convertible notes, which will be converted into equity upon the closing of this offering. These amounts have been used to finance our operations until now as we have not yet generated any significant revenues. From inception until March 31, 2010, we recorded losses of $22.1 million and a net cash outflow from operations of $19.3 million.

While anticipated future revenues and cash from these revenues may be realized in future periods, we do not expect this growth to be sufficient to alleviate our funding requirements described in this prospectus. Thus, our ability to continue as a going concern is contingent upon the successful completion of this offering or obtaining alternate financing. These factors raise substantial doubt as to our ability to continue as a going concern without this offering, and our most recent report from our independent registered public accounting firm contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The financial statements do not include adjustments to the value or classification of our assets and liabilities that we may need to make if we are unable to continue operating as a going concern.

A substantial portion of our cash received and anticipated revenues are based in dollars and euros, while a significant portion of our expenses, principally salaries and related personnel expenses, are paid in Israeli currency by our subsidiary. As a result, we are exposed to an exchange rate risk if the value of the dollar or euro significantly depreciates vis-à-vis the value of the New Israeli Shekel.

Revenue

We recognize revenue from monthly subscription from carriers when all the conditions for revenue recognition are met: (i) persuasive evidence of an arrangement exists, (ii) collection of the fee is probable, (iii) the sales price is fixed and determinable and (iv) delivery has occurred or services have been rendered. Our subscription service arrangements are evidenced by a written document signed by both parties. Our revenues from monthly subscription fees and content purchases are recognized when we have received confirmation from the carrier that the amount is due to us, which provides proof that the services have been rendered, and making collection probable.

We recognize revenue from non-refundable up-front fees relating to set-up and billing integration across the period of the contract for the subscription service as these fees are part of a “hosting solution” as defined in ASC 605-10-S99 (SAB Topic 13.A.3.f). As these fees are part of a hosting solution that we provide to the carrier in Armenia, and that the hosting is provided on our servers for the entire 24 month period of the arrangement with this carrier, the revenues relating to the monthly subscription, set-up fees and billing integration have been recognized over the 24-month period in the agreement. Since the non-refundable up-front fee was paid in full to us in October 2009, we have determined that the collection is certain, an arrangement exists and the sales price has been fixed. As we have received customer acceptance from the carrier that the services have been rendered, that requirement is also met.

Revenues from minimum monthly revenue guarantees from carriers are recognized at the end of each billing period for the service provided as we have an agreement with the carrier, the fee has been agreed upon contractually and the collection of this fee is probable.

Costs and Expenses

Cost of revenue

Cost of revenue consists primarily of expenses directly related to providing our service in launched markets. These expenses include the costs associated with production servers serving the end-users, royalty fees for content sales and the direct costs of billing services and text messaging providers.

Research and development expenses

Research and development expenses consist primarily of salary expenses of our development and quality assurance engineers in our research and development facility in Israel, outsourcing of certain development activities, preparation of patent filings and server and support functions for our development environment.

Marketing expenses

Marketing expenses include the salary of all business development and marketing personnel, 50% of the CEO’s salary, travel expenses relating to business development activity and tradeshows, as well as public relations, advertising and customer acquisition expenses. As we increase our sales, certain commissions to agents will also be included in sales and marketing expenses as well as purchases of content that will increase the attractiveness of our service to end-users. Royalties related to the sale of that content will be recorded in cost of revenue.

General and administrative expenses

General and administrative expenses include 50% of the CEO’s salary, the salary of our finance and administrative personnel, rental costs for both the U.S. and Israeli offices, legal and accounting costs and telephone and other office expenses including depreciation. We expect a significant increase in general and administrative expenses in the twelve months following the consummation of this offering as we incur additional costs of being a public company. These costs will include increased legal and accounting costs, additional insurance costs and director compensation costs.

Non-operating expenses (income)

Until September 2008, our non-operating expense (income) was primarily from yields from our cash and cash equivalent deposits. Subsequent to September 2008, as our cash resources have been depleted, we have received lower yields resulting from lower interest rates and we have drawn on our $5.0 million loan from Silicon Valley Bank and Gold Hill, or the venture loan. Accordingly, our finance expense since that date has been primarily from the interest payments on the venture loan. Until the consummation of this offering, these costs will continue to increase as we accrue interest expenses from the Bridge Financing while we continue to accrue interest from the venture loan. Non-operating expense also includes transaction gains (losses) from foreign exchange rate differences. In addition, non-operating expenses include a loss of $180,000 (as restated) recorded as a result of the extinguishment of debt related to the loan modification agreement signed on December 29, 2009 with Silicon Valley Bank and Gold Hill. We expect non-operating expenses to significantly increase during the first half of 2010 as a result of the additional interest expense relating to the Bridge Financing as a result of the recording of the fair value of the Special Bridge Warrants as a liability, which significantly reduces the value of the Bridge Notes on our balance sheet as at December 31, 2009.

Income taxes

Our effective tax rate differs from the statutory federal rate primarily due to differences between income and expense recognition prescribed by income tax regulations and generally accepted accounting principles. We utilize different methods and useful lives for depreciating and amortizing property, equipment and intangible assets and different methods and timing for certain expenses. Furthermore, permanent differences arise from certain income and expense items recorded for financial reporting purposes but not recognizable for income tax purposes. In addition, our income tax expense has been adjusted for the effect of state and local taxes and foreign income from our wholly owned subsidiary. At March 31, 2010, our deferred tax assets generated from our activities were entirely offset by a valuation allowance because realization depends on generating future taxable income, which, in our estimation, is not more likely than not to be realized. The deferred tax assets generated from our subsidiary’s operations are not offset by an allowance, as in our estimation, it is more likely than not to be realized.

Our subsidiary generates net income from services it provides to us. The subsidiary charges us for research and development and certain management services which it provides us, plus a profit margin on such costs, which is currently 8%. However, the subsidiary is a “beneficiary enterprise” as defined in amendment No. 60 to the Israeli Law for the Encouragement of Capital Investment, 1959, which means that income arising from its approved research and development activities is subject to zero percent tax for a period of two years and a reduced tax rate for the subsequent five years. The subsidiary elected to receive these benefits for the fiscal years of 2007 and 2008. Beginning in 2009, the subsidiary is subject to taxes on its income. This tax liability has been recorded in our financial statements for the three months ended March 31, 2010 and for the year ended December 31, 2009.

Results of Operations

Three Months Ended March 31, 2010 and 2009 and the development stage period (cumulative from inception through March 31, 2010)

The following analysis compares the results of our operations for the three months ended March 31, 2010 to the results of operations for the three months ended March 31, 2009 and the results of our operations from inception through March 31, 2010.

Revenue

	Three Months Ended March 31,			Cumulative from inception to March 31, 2010
	2010	2009	Change
	($ - in thousands)			($ - in thousands)
Revenue	30	—	30	50

During the three months ended March 31, 2010, we recorded revenues of $30,000, which represents an increase of $30,000 from our revenues for the three months ended March 31, 2009. Approximately $9,000 of the recorded revenue resulted from our revenue-sharing agreement with Vivacell for services in Armenia. In addition, we recognized $10,000 from the launching of our services in the United Arab Emirates, which represents two months of monthly minimum guarantees. Furthermore, we recognized $9,000 from our monthly revenue-sharing agreement in Malaysia and $2,000 from our revenue-sharing agreement in Turkey. We expect to continue to generate a substantial portion of our revenues for the coming quarters from: (i) the revenue-sharing agreement with Vivacell in Armenia, (ii) minimum monthly guarantees relating to our service launch in the United Arab Emirates and (iii) our revenue-sharing agreements in Turkey and Malaysia. From inception through March 31, 2010, we have recorded revenues of $50,000, which amount includes $27,000 from our services in Armenia, $10,000 from our services in the United Arab Emirates, $10,000 from our services in Malaysia and $3,000 from our services in Turkey. We did not record any revenues for the three months ended March 31, 2009, as we were mainly focused on our research and development activities during that period and we did not begin to record revenue until the third quarter of 2009.

Cost of Revenue

	Three Months Ended March 31,			Cumulative from inception to March 31, 2010
	2010	2009	Change
	($ - in thousands)			($ - in thousands)
Cost of revenue	34	—	34	65

During the three months ended March 31, 2010, our cost of revenue was $34,000, which represents an increase of $34,000 from our cost of revenue for the three months ended March 31, 2009. Cost of revenue is comprised of services related to the provision of content to end-users and servers needed to support the service in markets where we have launched our services. As our service grows and we launch in other territories, we expect that cost of revenue will increase as we provide more content and other services to the users of our service. As some of these costs are fixed irrespective of our revenues, we expect our gross margin to increase over time. We believe that we currently have enough server capacity to service up to two million global users before we need to expand our server capacity. From inception through March 31, 2010, our total cost of revenue was $65,000. We did not record any cost of revenues for the three months ended March 31, 2009, as we were mainly focused on our research and development activities during that period and we did not begin to record revenue until the third quarter of 2009.

Research and Development

	Three Months Ended March 31,			Cumulative from inception to March 31, 2010
	2010	2009	Change
	($ - in thousands)			($ - in thousands)
Research and development	540	571	(31)	8,924

During the three months ended March 31, 2010, research and development expenses decreased $31,000, or 5%, to $540,000, from $571,000 in the three months ended March 31, 2009. From inception through March 31, 2010, research and development expenses amounted to $8.9 million. Of this amount, approximately $6.4 million was attributed to salaries and related expenses, $1.4 million was attributed to sub-contracting and consulting services and $0.4 million was attributed to patent expenses.

Our research and development expenses remained stable for the three months ended March 31, 2010 as compared with the three months ended March 31, 2009. While we continue to develop and expand our product line, we have not increased our research and development costs over the last 12 months as we have refrained from initiating any new significant projects or using expensive outsourced resources due to our reduced liquidity. As a result of this offering, we expect to increase our research and development expenses as we seek to expand our technology to more mobile handsets and to launch our services in more mobile markets. In addition, we expect to increase the number of our employees at our research and development facility in Israel. As our business matures and our revenues increase, we expect that our research and development expenses will grow at a slower rate than our corresponding revenues and marketing expenses.

Marketing

	Three Months Ended March 31,			Cumulative from inception to March 31, 2010
	2010	2009	Change
	($ - in thousands)			($ - in thousands)
Marketing	441	492	(51)	6,965

During the three months ended March 31, 2010, marketing expenses decreased $51,000, or 10%, to $441,000, from $492,000 in the three months ended March 31, 2009. From inception through March 31, 2010, marketing expenses totaled $7.0 million. Of this amount, approximately $3.2 million was attributed to salaries and related expenses, $1.0 million was attributed to sub-contracting and consulting services, $0.6 million was attributed to public relations services and customer acquisition expenses and $1.4 million was attributed to travel and tradeshows.

Our marketing expenses for the three months ended March 31, 2010 reflected our progression from a research and development company to a company that is launching services with various global partners. A significant portion of our marketing activity related to the launching of services with our global partners and building a pipeline for further agreements. In addition, we conducted direct-to-consumer marketing activities in the countries where we have launched our services to build on the efforts of our partners. While we do not expect to invest heavily in direct-to-consumer marketing activities in the future, we expect an increase in marketing expenses after the consummation of this offering as we continue launching our service in different global markets. In certain markets, our marketing efforts will include hiring local personnel to introduce us to the market and purchasing relevant local content. As our market reach grows, we expect our marketing expenses to continue to increase our visibility to potential partners.

General and Administrative

	Three Months Ended March 31,			Cumulative from inception to March 31, 2010
	2010	2009	Change
	($ - in thousands)			($ -in thousands)
General and administrative	281	298	(17)	4,712

During the three months ended March 31, 2010, general and administrative expenses decreased $17,000, or 6%, to $281,000, from $298,000 in the three months ended March 31, 2009. From inception through March 31, 2010, general and administrative expenses totaled $4.7 million. Of this amount, approximately $1.5 million was attributed to salaries and related expenses, $0.5 million was attributed to rent, $1.0 million was attributed to professional fees (including $209,000 and $60,000 for placement agent fees and the fair value (as restated) of the placement agent warrant, respectively) and $0.3 million was attributed to depreciation.

General and administrative expenses for the three months ended March 31, 2010, were generally consistent with such expenses for the three months ended March 31, 2009. Most of the professional fees relating to this offering have been capitalized and have not affected the operational expenses. Our rental costs for our headquarters in New York decreased significantly due to our relocation to smaller premises upon the termination of our lease in September 2009. This reduction was offset by the employment of an additional employee to prepare for our obligations under the Sarbanes-Oxley Act. We expect our general and administrative expenses to increase significantly during 2010 due to the costs of being a public company. These costs will be reflected in increased accounting, legal and insurance costs as well as increased costs to hire additional personnel to meet our obligations under the Sarbanes-Oxley Act.

Non-operating Expense (Income), Net

	Three Months Ended March 31,			Cumulative from inception to March 31, 2010
	2010	2009	Change
	($ - in thousands)			($ - in thousands)
Non-operating expense (income), net	711	158	553	1,492

During the three months ended March 31, 2010, non-operating expense, net, increased $0.6 million, or 371%, to $0.7 million, from $0.2 million in the three months ended March 31, 2009. The change in non-operating expense, net was due primarily to $0.5 million of additional interest expense as a result of the Bridge Financing. Since the warrants issued in the Bridge Financing were classified as a derivative liability and recorded at fair value, the Bridge Notes were consequently recorded at an amount less than their nominal value (i.e., their residual value). As a result, our interest costs for the Bridge Notes equaled $0.5 million for the three months ended March 31, 2010 and will total $1.1 million prior to the conversion of the Bridge Notes. We recorded an additional $0.2 million in debt extinguishment expense as a result of the warrants granted to SVB/Gold Hill as part of the loan modification agreement. We have also continued to pay interest (approximately $32,000 monthly) on the SVB/Gold Hill loan drawn in September 2008.

From inception through March 31, 2010, non-operating expenses totaled $1.5 million. Of this amount, we recorded income from interest on deposits of $0.4 million and interest expense on the SVB/Gold Hill loan of $0.7 million. In addition, we recorded $0.14 million of debt extinguishment expense related to the Series B Convertible Preferred Stock, $0.2 million of debt extinguishment expenses as a result of the loan modification agreement with SVB/Gold Hill, $0.2 million of warrant amortization and $0.5 million of additional interest expense from the Bridge Notes. We expect to incur $1.1 million in additional interest expense in the first half of 2010 as a result of recording additional interest expense from the Bridge Notes.

Taxes on Income

	Three Months Ended March 31,			Cumulative from inception to March 31, 2010
	2010	2009	Change
	($ - in thousands)			($ - in thousands)
Taxes on income	20	19	1	14

During the three months ended March 31, 2009, taxes on income increased $1,000, or 5%, to $20,000, from $19,000 in the three months ended March 31, 2009. The change in taxes on income was due to profits generated by our subsidiary as a result of the intercompany cost plus agreement between us and the subsidiary, whereby the subsidiary performs development services for us and is reimbursed for its expenses plus 8%. For financial statements purposes, these profits are eliminated upon consolidation. The profits of the subsidiary benefitted from a tax holiday in the 2007-2008 tax years but are taxable thereafter. In prior periods, the changes in taxes on income resulted from the change in the deferred tax asset, as those periods were covered by the tax holiday as described above. From inception through March 31, 2010, taxes on income totaled $14,000. We expect this trend will continue as our subsidiary will continue to profit from the cost plus agreement. In the future, the subsidiary may apply for an extension to its “Beneficiary Enterprise” status under the Israeli Law for the Encouragement of

Capital Investments, 1959, whereby part of its profits may be tax-exempt.

Year Ended December 31, 2009 (as restated) Compared to Year Ended December 31, 2008

In connection with the valuation of equity instruments issued on December 29, 2009, we determined the value of our common stock as of that date. The valuation of the common stock was based primarily on the price of the common stock to be included in the unit for this offering, which is comprised of one share of common stock and two warrants. In the original valuation of our common stock as of December 29, 2009, which was a component of the valuation model used to value the equity instruments issued, we initially did not ascribe value to the warrants included in the units offered in this offering as they would not immediately trade independently subsequent to the offering. When preparing the valuations at March 31, 2010, we subsequently determined that this assumption was erroneous, and that value should be ascribed to these warrants.

The effect of this error was that the valuation of the common stock portion of the unit was overstated in relation to its proportion of the expected unit price and consequently, all valuations that incorporate the stock price were restated. The Special Bridge Warrants were revalued using the corrected fair value for the common stock, resulting in a reduction to the Special Bridge Warrants and an increase to the residual amount allocated to the Bridge Notes. Additionally, as part of the restructuring of the venture loan on December 29, 2009, the fair value of the original bank warrants that were cancelled as well as the new bank warrants were revalued, resulting in reductions in the loss on the extinguishment of debt, the carrying value of the bank warrants, and additional paid-in-capital, and an increase in the value of the venture loan. The fair value of the warrants issued to the placement agent was revalued resulting in a decrease in general and administrative expenses and a corresponding decrease in additional paid-in-capital. The fair value of options previously granted to consultants were also revalued, resulting in a decrease in general and administrative expenses and a corresponding decrease in additional paid-in-capital.

The following analysis compares the results of operations for the year ended December 31, 2009 to the results of operations for the year ended December 31, 2008.

In the period from inception and through December 31, 2008, we did not generate any revenues.

Revenue

	Twelve Months Ended December 31,
	2009	2008	Change
	($ - in thousands)
Revenue	20	—	20

During the year ended December 31, 2009, we recorded revenues of $20,000. This amount includes the effect of an immaterial correction to the amount presented for the nine months ended September 30, 2009. Approximately $18,000 of the recorded revenue resulted from recognizing six months of revenue from our operations in Armenia. During this period, we received an up-front, non-refundable fee of $70,000 which, subsequent to the immaterial correction, is being recognized over the course of the 24-month term of the agreement. We also recorded approximately $1,000 of revenue from each of our revenue-sharing agreements in Turkey and Malaysia.

Cost of Revenue

	Twelve Months Ended December 31,
	2009	2008	Change
	($ - in thousands)
Cost of Revenue	31	—	31

During the year ended December 31, 2009, our cost of revenue was $31,000, which represents a $31,000 increase from the year ended December 31, 2008. Cost of revenue is comprised of services related to the provision of content to end-users and servers needed to support the service in Armenia and other launch-ready markets. As our service grows and we launch in other territories, we expect that cost of revenue will grow with the need to provide more content and other services directly relating to the revenue we expect to earn. Given the fact that some of these costs are fixed irrespective of our revenues, we expect our gross margin to increase over time. We believe that we currently have enough server capacity to service up to two million global users before needing to expand our server needs.

Research and Development Expenses

	Twelve Months Ended December 31,
	2009	2008	Change
	($ - in thousands)
Research and development expenses	1,975	3,110	(1,135)

During the year ended December 31, 2009, research and development expenses decreased $1.1 million, or 36%, to $2.0 million from $3.1 million in the year ended December 31, 2008. During the year ended December 31, 2008, research and development expenses increased $569,000, or 22%, to $3.1 million from $2.5 million in the year ended December 31, 2007.

While our research and development activities intensified during 2008 in line with our goals to deepen features and add to mobile carrier functionality, those activities subsequently retracted due to the global economic climate and certain delays in our product development, which required us to preserve cash to reach a possible fundraising milestone in the future. The decrease in research and development expenses, therefore, was due to the resulting reduction in the development and quality assurance teams of 11 employees (or 40%) in the period from November 2008 through December 2009 and the ending of a contract with a major subcontractor who had been developing a prototype application for Facebook. This development has been discontinued at the present time and is not part of our current business. The total cost of the subcontractor during the year ended December 31, 2008 amounted to approximately $0.2 million. Following product milestones reached in the latter part of 2007, there was an increase in research and development expenses in 2008, consistent with a proactive focus shift towards the development of the product and the broadening of the application to a wider range of handheld devices. As a result, there was an increase in research and development employees, as well as in consultants, including a full-time consulting company for the first nine months of 2008 equivalent to two full-time employees.

Marketing

	Twelve Months Ended December 31,
	2009	2008	Change
	($ - in thousands)
Marketing	1,752	2,769	(1,017)

During the year ended December 31, 2009, marketing expenses decreased $1.0 million, or 37%, to $1.75 million, from $2.7 million in the year ended December 31, 2008. During the year ended December 31, 2008, marketing expenses increased $1.1 million, or 63%, to $2.8 million, from $1.7 million in the year ended December 31, 2007. These expenses consist principally of salaries, travel, advertising and related expenses. Our decrease in marketing expenses for the year ended December 31, 2009 was influenced by a change in our advertising strategy which migrated from a “direct-to-consumer” solution, whereby we purchased advertising clicks to acquire users, to a “business-to-business” solution, with less direct marketing. We expect this trend to continue through 2010 as we employ our business-to-business approach in the carrier launched markets. We do, however, expect to complement the carriers’ own marketing efforts with some of our own paid marketing efforts. We also had a reduced presence at the Mobile World Congress trade show in Barcelona and likewise at other trade fairs during this period. There was a resulting reduction in the marketing workforce by four full-time employees (50% of employees) and the reduction in salary of both a full-time consultant and certain full-time employees. The increase in marketing expenses in 2008 was consistent with strategic directives to broaden partner networks and direct-to-consumer advertising, and resulted in the hiring of marketing and business development personnel in the U.S. and the U.K., and the addition of two full-time employees in Israel. Consistent with direct to consumer advertising directives, our representation at trade shows was emphasized in 2008.

General and Administrative

	Twelve Months Ended December 31,
	2009 (as restated)	2008	Change
	($ - in thousands)
General and administrative	1,568	1,409	159

During the year ended December 31, 2009, general and administrative expenses increased $159,000, or 11%, to $1.6 million, from $1.4 million in the year ended December 31, 2008. During the year ended December 31, 2008, general and administrative expenses increased $384,000, or 38%, to $1.4 million, from $1.0 million in the year ended December 31, 2007.

The increase in general and administrative expenses was due primarily to an increase in expenditures relating to the loan modification agreement with SVB and Gold Hill and the concurrent Bridge Financing. These expenses included approximately $80,000 of legal expenses, $40,000 of accounting and other professional fees, a charge of $209,000 (7% of the proceeds from the Bridge Financing) to the placement agent for facilitating the Bridge Financing and a further $60,000 of expenses recorded as a result of the warrant issued to the placement agent (as restated). This increase in expenses was offset by a reduction in salary of certain employees and a decline in rental expenses in our U.S. offices from a monthly expense of approximately $13,000 during 2008 to a monthly expense of $4,000 from January 2009 to August 2009 and a further reduction to $2,000 beginning September 1, 2009. Rental costs in the U.S. from April 1, 2010 have risen to $3,900 monthly. The reduction in rental costs was due to a reduction in our workforce as discussed above and our relocation to smaller premises upon the termination of the lease for our U.S. premises in September 2009. The change in general and administrative expenses in 2008 was due to a number of factors including an increase in salary related expenses of approximately $100,000 resulting from an increase in the salaries, benefits and overhead costs of general and administrative personnel, an opening of a U.S. office in September 2007 and the increase of space at our U.S. office during 2008. Other factors include an increase of approximately $65,000 in legal expenses as a result of the SVB/Gold Hill loan, and an increase in recruitment expenses. General and administrative expenses are expected to rise significantly in 2010 due to the costs of being a public company which will be reflected in higher accounting and legal expenses as well as higher insurance costs and the need to employ additional personnel to meet our obligations under the Sarbanes-Oxley Act.

Non-operating Expense (Income), Net

	Twelve Months Ended December 31,
	2009 (as restated)	2008	Change
	($ - in thousands)
Non-operating expense (income), net	770	51	719

During the year ended December 31, 2009, non-operating expense (income), net increased $0.7 million to $0.8 million from $51,000 in the year ended December 31, 2008. During the year ended December 31, 2008, non-operating expense (income), net increased $76,000 to $51,000 from ($25,000) in the year ended December 31, 2007.

The change in non-operating expense (income), net in 2009 was due primarily to the payment of interest connected with the SVB/Gold Hill loan during the fourth quarter of 2008 and a reduction of our cash balance, together with a general reduction in money market yields during 2009. In addition, there was a loss of $180,000 on extinguished debt from the modification of the terms of the venture loan in December 2009 as explained in Note 9 to the financial statements for the year ended December 31, 2009. The change in non-operating expense (income), net in 2008 was due primarily to the payment of interest connected with the SVB/Gold Hill loan during the fourth quarter of 2008 and a reduction of our cash balance, together with a general reduction in money market yields during 2008.

Taxes on income (benefit)

	Twelve Months Ended December 31,
	2009	2008	Change
	($ - in thousands)
Taxes on income (benefit)	73	(7)	80

During the year ended December 31, 2009, the tax benefit decreased by $80,000, to a tax expense of $73,000 from a tax benefit of $7,000 in the year ended December 31, 2008. During the year ended December 31, 2008, the tax benefit decreased by $65,000, or 91%, to ($7,000), from ($72,000) in the year ended December 31, 2007. The change in taxes on income was due to profits generated by our subsidiary as a result of the intercompany cost plus agreement between us and the subsidiary, whereby the subsidiary performs development services for us and is reimbursed for its expenses plus 8%. For purposes of our financial statements, these profits are eliminated upon consolidation. The profits of the subsidiary benefited from a tax holiday in the 2007-2008 tax years but are taxable thereafter and the financial statements for the year ended December 31, 2009 include a provision for income tax payable. In prior periods, the changes in taxes on income resulted from the change in the deferred tax asset, as those periods were covered by the tax holiday as described above.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Liquidity and Capital Resources

As of March 31, 2010, we had a cash position of $1.4 million and a deficiency in net working capital of $3.42 million. The increase in cash of $0.7 million for the three months ended March 31, 2010 compared to the year ended December 31, 2009 was due to the receipt of proceeds from the Bridge Financing released from escrow upon filing of the registration statement for this offering, partially offset by the negative cash flow from operations. The Bridge Notes are due in full on June 29, 2010. Without the proceeds from this offering, we believe that we have sufficient cash to continue operations through the end of the second quarter of 2010. As a result of this offering, we believe we will have sufficient cash to meet our planned operating needs for at least the next eighteen months. In the three months ended March 31, 2010, we received the remaining $2.6 million proceeds from the Bridge Financing, of which $209,000 was paid to the placement agent for the Bridge Financing. The increase in net cash outflow from operations for the three months ended March 31, 2010 compared to the year ended December 31, 2009 reflects payments related to this offering, including approximately $150,000 to our auditors and legal counsel. The reduction in expenses in 2009 is reflected in the decrease in net cash used for operations over the course of 2009 as compared to 2008.

We have historically funded our operations primarily through the sale of our securities, including sales of common stock, convertible notes, preferred stock and warrants. In May 2006, we raised $2.35 million through the issuance of 588 shares of Series A Convertible Preferred Stock. We issued 2,353,299 additional shares of Series A Convertible Preferred Stock as a stock dividend in August 2006, resulting in a total of 2,353,887 shares of Series A Convertible Preferred Stock outstanding. In February 2007, we completed a financing of $2.1 million of convertible notes, which was later exchanged and included as part of the Series B Financing in July 2007. In July 2007, we raised $12.1 million through the issuance of 4,592,794 shares of Series B Convertible Preferred Stock and the issuance of 200,694 shares of common stock. In addition, in September 2008, we closed a $5.0 million loan from SVB/Gold Hill Capital. In December 2009, we completed the Bridge Financing of $3.0 million of convertible notes. Upon the consummation of this offering, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock will be exchanged for shares of common stock and the notes issued in the Bridge Financing will be converted into shares of common stock. For the dilutive effect of this financing, please see section entitled “Dilution” on page 25.

We anticipate that we will continue to issue equity and/or debt securities as the primary source of liquidity, when needed, until we generate positive cash flow to support our operations. We cannot give any assurance that the necessary capital will be raised or that, if funds are raised, it will be on favorable terms. Any future sales of securities to finance our company will dilute existing stockholders’ ownership. We cannot guarantee when or if we will ever generate positive cash flow.

As of March 31, 2010, we had 30 full time employees and two part-time employees. We expect to increase our workforce by a total of approximately 15-20% in the year following the completion of this offering in the areas of research and development, sales and marketing, and general and administration.

Cash flows for the three months ended March 31, 2010 and 2009

	Three months Ended March 31,
	2010	2009	Change
	($ - in thousands)
Net cash provided by (used in) operating activities	(1,723)	(1,466)	(257)
Net cash provided by (used in) investing activities	2,559	(8)	2,567
Net cash provided by (used in) financing activities	(145)	—	(145)

Operating activities

During the three months ended March 31, 2010, net cash used in operating activities totaled $1.7 million. During the three months ended March 31, 2009, net cash used in operating activities totaled $1.5 million. This increase of $0.2 million was due to payments to service providers in connection with the Bridge Financing and this offering, including the placement agent, auditors and legal counsel. We expect that net cash used in operating activities will increase in the twelve months following this offering in connection with the increase in our expenses as we hire additional personnel and increase spending on sales and marketing activities in markets in which we have launched our services. As we move towards greater revenue generation, we expect some of these amounts will be offset by revenue. Since we receive most of our revenues directly from carriers whose payment schedules are generally at net 60 days or net 90 days, and our suppliers’ payment schedules are generally net 30 days, we do not expect the increase in revenue will initially increase our net cash from operating activities.

Investing activities

During the three months ended March 31, 2010, net cash provided by investing activities totaled $2.6 million. During the three months ended March 31, 2009, net cash used in investing activities totaled $8,000. This increase of

$2.6 million in investing activities is primarily due to the release of proceeds from the Bridge Financing from escrow, which was slightly offset by the purchase of fixed assets. Fixed asset purchases in the three months ended March 31, 2010 amounted to $23,000 compared to $8,000 for the three months ended March 31, 2009. The increase in fixed asset purchases was due to the need to replace certain fixed assets that had fully depreciated and to improve the servers in the research and development facility of our Israeli subsidiary. We expect that net cash used in investing activities will increase in the twelve months following the offering as we intend to use a portion of the investment proceeds from the offering on capital expenditures. As we hire new personnel, we will need to purchase fixed assets, such as computers, software and office furniture, to serve these employees. Moreover, as our service continues to grow, we will need to increase our server capacity to meet the needs of our customers.

Financing activities

During the three months ended March 31, 2010, net cash used in financing activities totaled $145,000, which related to payments on the venture loan (prior to the moratorium on principal payments). During the three months ended March 31, 2009, we did not have any financing activities. Notwithstanding the proceeds from this offering, we expect to continue to experience a net cash outflow from financing activities in the twelve months following the offering as we continue to repay our venture loan.

Bridge Financing

On December 29, 2009, we consummated a private placement of our 5% subordinated convertible promissory notes in the aggregate amount of $3.0 million (the “Bridge Notes”) and warrants to purchase 864,332 shares of common stock for an aggregate purchase price of $3.0 million (the “Bridge Financing”). Upon the closing of this offering, the Bridge Notes will convert into an aggregate of 864,332 shares of common stock and warrants to purchase 1,728,664 shares of common stock. In connection with the Bridge Financing, we issued additional warrants to purchase shares of common stock to the lead investors (482,346 shares), our senior lenders (250,000 shares) and our placement agent (55,664 shares).

Future operations

As a result of this offering, we believe we will have sufficient cash to meet our planned operating needs for at least the next eighteen months, based on our current cash levels, including the cash raised from the Bridge Financing. Following that date, we believe that we will need additional financing, through the exercise of the warrants that are being registered in this offering or otherwise through an additional offering, in order to meet our longer-term cash flow needs. In estimating our expected cash flow, we have considered the current economic climate and our revenue estimations as discussed above. For further discussion regarding capital and other expenditures, please see the section entitled “Use of Proceeds”.

We will also assess acquisition opportunities as they arise. We may require additional financing if we decide to make acquisitions. We are not considering any specific acquisition opportunities at this time and there can be no assurance, however, that any such opportunities may arise, or that any such acquisitions may be consummated. Additional financing may not be available on satisfactory terms when required. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution.

Venture loan

We have drawn down on a loan facility for $5.0 million. The loan facility bears interest at a rate of 9.5% per annum and an effective interest rate of 18%. The contractual repayment schedule requires a 36-month repayment schedule beginning on March 31, 2009 following a six-month interest only period. Pursuant to the Bridge Financing, we entered into a loan modification agreement with our lenders whereby principal payments on the facility are deferred until the earlier of six months from the Bridge Financing or the consummation of this offering. Following the recommencement of principal payments, the remaining portion of the loan will be amortized over the period from the consummation of this offering through March 1, 2013. Future loan payments on the facility, including principal and interest will amount to approximately $145,000 per month.

Contractual obligations

We have a non-cancellable operating lease for our subsidiary’s offices in Israel for which we pay approximately $5,000 monthly. This commitment is for the period ending May 31, 2012. We pay $3,900 monthly for our U.S. lease. Our U.S. lease is cancellable upon 45 days notice and expires on August 31, 2010.

The subsidiary leases four motor vehicles for certain employees with variable commencement and expiration dates. All leases are for a total of 36 months whereby the final three months of the contract have been prepaid. Total monthly expenses for these leases amount to $3,000. Expiration dates for the leases are on various dates from December 2010 through August 2011.

Critical Accounting Estimates

While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements for the years ended December 31, 2009 and 2008 and our unaudited consolidated financial statements for the three months ended March 31, 2010, we believe the following accounting policies to be the most critical in understanding the judgments and estimates we use in preparing our consolidated financial statements.

Accounting for Stock-based Compensation

We account for stock-based awards under ASC 718, “Compensation—Stock Compensation” (formerly SFAS 123R, “Share-Based Payment”), which requires measurement of compensation cost for stock-based awards at fair value on the date of grant and the recognition of compensation over the service period in which the awards are expected to vest. In addition, for options granted to consultants, FASB ASC 505-50, “Equity-Based Payments to Non Employees” is applied. Under this pronouncement, the measurement date of the option occurs on the earlier of counterparty performance or performance commitment. The grant is revalued at every reporting date until the measurement date. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from these estimates.

We determine the fair value of stock options granted to employees and directors using the Black-Scholes-Merton valuation model, which requires significant assumptions regarding the expected stock price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised. We estimate our expected stock volatility based on historical stock volatility from comparable companies. Our common stock valuation for June 25, 2009 (the date we granted stock options in 2009) valued our common stock at $0.35 before giving effect to the reverse split. The valuation was calculated using the option-pricing method, which treats common stock and preferred stock as call options on the enterprise’s value, with the exercise price based on the liquidation preference of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event (e.g., a merger or sale), assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by stockholders. In the option-pricing model, the valuation of the common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying enterprise value at a predetermined exercise price. The option-pricing method commonly uses the Black-Scholes-Merton model to price the call option. Under this method, the fair value of the common stock was estimated as the net value of a series of call options, representing the present value of the expected future returns to common stockholders. To apply this method, the following factors were taken into consideration: rights of shares, liquidation preference amount and share count. The Black-Scholes-Merton model used an expected life of three years, a risk-fee interest rate of 1.64% and 75% volatility.

The expected effect on our consolidated statement of operations of the 1,392,000 management options granted at $0.01 and of the 1,420,000 management options granted at $5.50 upon consummation of the offering was based on the valuation of the common stock as discussed below. These options, although granted during the first quarter, have not yet reached their recognition date which will occur upon the consummation of this offering, and therefore no expense was recorded in the consolidated financial statements as of March 31, 2010. To calculate the effect of these options on our consolidated statement of operations, we considered the valuation of the common stock as at March 31, 2010 (as discussed below) and calculated the value of these management options using the Black-Scholes-Merton model, with a volatility of between 64-66% (depending whether the options vest over three years or four years) and a risk-free interest rate of between 1.96%-2.31%. The fair value of the common stock as of March 31, 2010 was determined to be $2.62, which represents the $2.80 ascribed value of the common stock portion of the unit, discounted to reflect other exit scenarios. To the extent we made different assumptions regarding the fair value of the common stock, the stock price volatility or the estimated time that option and warrant grants will be outstanding before they are ultimately exercised, the related stock based compensation expense, and our net income (loss) and net earnings (loss) per share, could have been significantly different.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves management estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. At March 31, 2010, we have fully offset our U.S. net deferred tax asset with a valuation allowance. Our lack of earnings history and the uncertainty surrounding our ability to generate U.S. taxable income prior to the expiration of such deferred tax assets were the primary factors considered by management in establishing the valuation allowance.

ASC 740, “Income Taxes” (formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109”), prescribes how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Additionally, for tax positions to qualify for deferred tax benefit recognition under ASC 740, the position must have at least a “more likely than not” chance of being sustained upon challenge by the respective taxing authorities, which criteria is a matter of significant judgment.

Valuation of Common Stock

The units to be issued in this offering consist of one share of common stock and two warrants (each exercisable at $5.06). We used the Black-Scholes-Merton model to determine the value of the warrants. The warrants in the unit were valued at March 31, 2010 based on an exercise price of $5.50 (the expected exercise price at the time of the valuation), expected term of five years, volatility of 63.46% and a risk-free interest rate of 2.59%. These parameters valued the two warrants at $2.20 and the common stock at $2.80. The warrants in the unit were valued at December 31, 2009 using the following parameters—an exercise price of $5.50 (the expected exercise price at the time of the valuation), expected term of five years, volatility of 60.63% and a risk-free interest rate of 2.87%. These parameters valued the two warrants at $2.14 and the common stock at $2.86. This common stock valuation was used to determine the value of the Special Bridge Warrants as well as the value of the warrants attached to the modified venture loan and was also used to value the common stock options as stated above.

Our common stock valuation for March 31, 2010 valued our common stock at $0.44 before giving effect to the reverse split, or $2.62 on a post reverse-split basis. The valuation assumed the consummation of this offering based upon an assumed offering price of $5.00. The difference between the value of $2.80 for the common stock compared to the unit price of $5.00 is the value of the two warrants. This value of $2.62 represents the $2.80 ascribed value of the common share portion of the unit, discounted to reflect other exit scenarios.

Our common stock valuation for December 31, 2009 valued our common stock at $0.43 before giving effect to the reverse split, or $2.58 on a post reverse-split basis. The valuation assumed the consummation of this offering based upon an assumed offering price of $5.00. The difference between the value of $2.86 for the common stock compared to the unit price of $5.00 is the value of the two warrants. This value of $2.58 represents the $2.86 ascribed value of the common share portion of the unit, discounted to reflect other exit scenarios.

To the extent we made different assumptions regarding the fair value of the common stock, the stock price volatility or the estimated time that warrant grants will be outstanding before they are ultimately exercised, the related value of the Special Bridge Warrants, the Bridge Notes, the venture loan, and additional paid in capital, as well as our net income (loss) and net earnings (loss) per share, could have been significantly different.

Valuation of Instruments in Temporary Equity

Proceeds from our Series B financing have been classified as Temporary Equity. The proceeds were allocated using the relative fair value method. We determined that there are no embedded features that would require bifurcation as derivative instruments. Had management used other assumptions or valuation models, there might have been a material difference in the fair value allocations and the conclusions regarding the accounting treatment for the Series B share issuance.

These shares are redeemable for cash in July 2013. The redemption price is the greater of the original issue price plus declared but unpaid dividends or the fair market value of the Series B preferred shares on the day of the redemption election. In management’s opinion, the fair market value of the Series B preferred shares did not rise above the original price from inception and therefore no accretion has been recorded. Had management concluded that the fair market value of the Series B shares had risen above the original issue price, there might have been a material change in our financial statements and results of operations.

Valuation of Instruments in Bridge Financing

Proceeds from the Bridge Financing were first allocated to the Special Bridge Warrants, which were classified as a derivative liability and recorded at fair value, with the residual amount being allocated to the Bridge Notes, in accordance with the guidance in ASC 815 (formerly Statement 133) and ASC 815-40 (formerly EITF Issue No. 07-5). The Special Bridge Warrants and Bridge Notes are classified as liabilities on the balance sheet. The Special Bridge Warrants have down-round protection clauses and their fair value was calculated using the Black-Scholes-Merton model. The assumptions used in this calculation were 60.6% expected volatility, a risk-free interest rate of 2.87%, estimated life of 5 years and no dividend yield. The fair value of the common stock was estimated at $0.43 per share before giving effect to the reverse split, or $2.58 on a post reverse-split basis. As a result of an error in our valuation of the Special Bridge Warrants, we have restated the balance of the Special Bridge Warrants and, consequently, the balance of the Bridge Notes (which were recorded at residual value as of December 31, 2009).

The warrants granted to the placement agent in the Bridge Financing have been recorded as an expense at fair market value and calculated using the Black-Scholes-Merton model. Their fair value was calculated using the Black-Scholes-Merton model. The assumptions used in this calculation were 60.6% expected volatility, risk-free interest rate of 2.87%, estimated life of 5 years and no dividend yield. The fair value of the common stock was estimated at $0.43 per share, before giving effect to the reverse split, or $2.58 on a post reverse-split basis.

As a result of the loan modification agreement, the venture loan was recorded at fair market value. The fair value of the modified loan was calculated by discounting the debt and interest at the appropriate discount rate, which was 18%. As a result of an error in our valuation of the venture loan, we have restated the balance of the venture loan as of December 31, 2009.

Had we made different assumptions about the fair value of these instruments, stock price volatility or the estimated time that the warrants will be outstanding before they are ultimately exercised, the related interest expense, and our net income (loss) and net earnings (loss) per share amounts could have been significantly different.

Recently Issued Accounting Pronouncements

In October 2009, FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence or third-party evidence is unavailable. This guidance is effective for us for all new or materially modified arrangements entered into on or after January 1, 2011 with earlier application permitted as of the beginning of a fiscal year. Full retrospective application of the new guidance is optional. We adopted the pronouncement during 2009 and applied the effect retrospectively from the beginning of 2009, which did not have an effect on the revenues that we recorded in this period.

BUSINESS

General

We provide a comprehensive platform that allows users to create, download and share mobile entertainment content in the form of video ringtones for mobile phones. We believe that our service represents the next stage in the evolution of the ringtone market from standard audio ringtones to high-quality video ringtones, with social networking capability and integration with web systems. Our solution, which encompasses a suite of mobile and PC-based tools, enables users to create, download and share video ringtones with ease, and provides our business partners with a consumer-friendly and easy-to-integrate monetization platform.

We were incorporated in January 2006 and are still a development stage company. Since inception, we have generated only $50,000 in revenues, which amount includes $27,000 of revenue from our revenue-sharing agreement in Armenia, $3,000 and $10,000 of revenue from our revenue-sharing agreements in Turkey and Malaysia, respectively, and $10,000 from our revenue-sharing agreement in the United Arab Emirates. We have a history of losses since inception, including a net loss of $6.1 million and $2.0 million for the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. All of our audited consolidated financial statements since inception have contained a going concern opinion by our auditors, which means that our auditors have substantial doubt about our ability to continue as a going concern.

We are active in fast growing mobile markets. According to Multimedia Intelligence, the global mobile content market is projected to reach $29 billion by 2012 and Juniper Research projects that the global mobile application market will reach $25 billion in 2014. Our market is a subset of a variety of these markets as all forms of ringtones, both audio and video, are popular mobile content items. However, as video ringtones are a nascent market, we do not possess authoritative data regarding the market size for our service.

The mobile products market is very fragmented due to the existence of numerous handsets and operating systems with different capabilities. We have devoted substantial research and development resources to ensure that our platform provides, in our estimation, the best video ringtone experience to each user based on the capabilities of the user’s handset. We believe that we have the broadest video ringtone platform available in the mobile products market which provides a level of support for essentially any data and video enabled handset. In addition to our mobile products, we also offer internet tools which synchronize with our mobile products and which allows users to discover and create content on the internet for their phones. Our servers manage the social relationships between our users and ensure that the right content is delivered to each phone and synchronize a user’s activities between its mobile device and personal computer.

As part of our plan to provide a complete video ringtone platform, we have amassed (and intend to continue to grow) a library of over 4,000 video ringtones for our users. We currently have more than thirty content license agreements with various content providers. We have also developed tools for users to create their own video ringtones and for carriers and other partners to add their own content and deliver it to their customers.

We have a free version of our product that is available for download in most of the world. To date, 996,000 users have registered for our free product primarily through a direct-to-consumer approach. We are now moving to a paid service model together with mobile carriers around the world. The initial revenue model for our service offered through the carriers will generally be a subscription-based model where users pay a monthly fee for access to the service and additional fees for premium content. We generally discontinue the availability of the free product in markets where we launch the commercial subscription version. We have built our platform with a flexible back-end and front-end that is easy to integrate with the back-end systems of mobile carriers and easy to co-brand to include mobile carrier branding.

We have launched our commercial service with the following four mobile carriers:

•	Avea Iletisim Hizmetleri A.S., or Avea, a mobile carrier in Turkey with 12.1 million subscribers, of which there are 8,500 subscribers to our paid service (launched in November 2009);

•	Maxis Mobile Services SDN BHD, or Maxis, a mobile carrier in Malaysia with 11.4 million subscribers, of which there are 34,000 subscribers to our paid service (launched in September 2009);

•

Vivacell-MTS, or Vivacell, a mobile carrier with 2.0 million subscribers in Armenia, where we have launched our products and services and have 13,400 subscribers on a free-trial basis, and which is part of the MTS operator group with over 96.0 million global subscribers (launched in June 2009); and

•

Emirates Telecommunications Corporation, or Etisalat, a mobile carrier with 7.3 million subscribers in the United Arab Emirates, where we have launched our products and services and have 2,500 subscribers to our paid service, and which has more than 94.0 million subscribers worldwide (launched in January 2010).

We are currently in discussions with several other mobile carriers and we will be pursuing additional agreements with mobile carriers over the next 12 to 24 months.

According to a recent study by the United Nations, there are 4.6 billion global mobile subscribers. The markets in which we have launched our service (Malaysia, Turkey, United Arab Emirates and Armenia) have an estimated 100 million mobile subscribers (including carriers with whom we do not currently have any agreements), which is less than 3% of global subscribers.

Market Overview

The Ringtone Market

Many mobile phone users choose to personalize their mobile phone by changing the standard manufacturer’s ringtone to a ringtone of their choice. Some users select one of the several ringtones installed on the phone by the manufacturer. Since many handsets are now capable of playing conventional digital music files, many mobile users install MP3 and other digital music files as their ringtones to create an even more personalized mobile experience. According to a 2008 study by Ipsos MediaCT, more than one-third of mobile users download ringtones from various sources, and 40% of such users change their ringtones frequently.

Since the early days of mobile phone usage, mobile carriers, mobile media companies and content owners have recognized the sale of ringtones as a source of significant revenues. Ringtones are generally sold as single units or as part of a monthly subscription service in which the user is entitled to a package of ringtones. The ringtone industry was created in 1997 with the first sales of polyphonic ringtones and developed further in 2002 with the creation of the truetone or mastertone.

A significant evolution and innovation in the ringtone business occurred in 2004 with the advent of the ringback tone, which is a tune that the recipient of a call can choose for the caller to hear instead of the standard ring. There has been tremendous growth in ringback tones in recent years. Ringback tones are a network-based service sold by mobile carriers generally on a monthly subscription basis with additional costs for content in some markets. Ringback tones are the first “social ringtones” because users are able to choose the sound that callers will hear when they call the user. According to Multimedia Intelligence, sales in the ringback tone market will triple from 2008 to 2012 to reach $4.7 billion. We are not currently active in the ringback market, but we are studying it closely because we believe its success indicates growing acceptance of social ringtone behavior.

Overall, the ringtone business has seen little innovation in recent years and we believe it is ready for the next evolution of products and services. We believe the following factors will contribute to the evolution of the ringtone market in the near future:

Mobile video has arrived. Improved handset technology and the availability of high speed data networks have spurred tremendous growth in mobile video consumption and revenues. According to Pyramid Research, the mobile video market will grow five-fold from 2008 to 2014 to 534.0 million global subscribers, representing

$16 billion in revenues in the United States alone. Our service is a subset of the mobile video market since video ringtones are essentially mobile video clips that are activated upon receipt of a phone call. As users begin to consume more mobile video content, they will expect their ringtones to consist of more than plain audio.

Mobile social networking is growing exponentially. Mobile phone users are increasingly engaging in social networking on their phones, using services such as Facebook and Twitter. The commercial success of ringback tones demonstrates that users want a social experience as part of their ringtone experience. According to Juniper Research, global revenues for mobile social networking and user-generated content will rocket from $1.8 billion in 2008 to $11.8 billion in 2013. Our platform is a subset of mobile social networking and user-generated content since our VringForward video ringtone technology allows users to enjoy a rich social experience by sharing video ringtones from our library or which they created.

User generated content continues to grow. We believe the growth of user-generated content on sites like YouTube is only at a nascent stage. Furthermore, we believe licensed content may only capture a fraction of the content which users are interested in because of the advances in technology that facilitate the creation of user-generated content. Our easy-to-use platform allows users to seamlessly create, edit and share their own user-generated video ringtones.

Consumers are no longer afraid of mobile applications. A mobile application can generally provide users with a much richer experience than a wireless application protocol (WAP)-only experience, which requires a user to navigate the browser on its mobile phone to a specific website. However, for years many users were either hesitant or unable to download most mobile applications due to the complexity of downloading applications or security concerns. That has recently changed as smartphones and data plan penetration have increased substantially and Apple Inc. has provided a very simple user experience for downloading applications through its App Store®. The success of the App Store® has led other handset manufacturers and mobile carriers to develop and market their own stores which we believe will accelerate user adoption of mobile applications. We have developed multiple versions of our mobile application, which work on more than 200 handsets, and which provide users with a much richer experience than can be achieved via WAP.

Our Product

Our product consists of four primary components:

1.	The Vringo Mobile Application: Our application allows the user to engage in a comprehensive, entertaining, and easy-to-use social video ringtone experience. The application includes many features, such as:

•	Ability for users to set their own personal video ringtones and to create their own video ringtone with their cameras;

•	VringForward™ technology, which enables users to share video ringtones with friends. Users may set a default clip for all of their friends or set specific clips for specific friends;

•	Gallery-based content browsing of video ringtones;

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Unique “push” technology which allows users to subscribe to content channels and have their video ringtone automatically updated. This may create additional monthly subscription revenue by allowing us to sell various channels of content. Automated delivery ensures users feel they are getting value for their subscription; and

•

Compatibility with Symbian, Sony Ericsson, Java, Windows Mobile, Android and Blackberry operating systems. While Windows Mobile, Blackberry and Android do not support video ringtones natively, our development team has enabled our application to work on many of these devices. Such compatibility will require an ongoing effort by our development team to update our application to respond to any modifications of these operating systems and to ensure our application works on new operating systems and handsets.

2.	The Vringo WAP Site: While we support over 200 handsets with our application, our application cannot work on many handsets in the market due to technical limitations of the devices. In order to support a much broader segment of the market, we developed a WAP version of the service that provides a streamlined experience for mobile users who can access the WAP site from browsers on their mobile phones. In particular, this service includes the following features, subject to the handset’s technical capabilities:

•	Download and purchase video ringtones;

•	Choose a VringForward clip that other users with our application will see when they receive a call from you; and

•	Share video ringtones with friends.

3.	The Vringo Website: While video consumption on mobile phones is growing substantially, the vast majority of video browsing and viewing still takes place on the personal computer, or PC. A core component of our product strategy is to allow users to browse and choose their video ringtones on a personal computer from our website (www.vringo.com) and seamlessly deliver content from our website to their mobile phone. Our website includes the following features for users:

•	Choose and purchase video ringtones;

•	Upload video content stored on their PCs and create personal video ringtones;

•	Engage in social behavior such as setting up VringForward, inviting friends to our service and posting clips to Facebook and other social networks;

•	Manage their accounts; and

•	Automatic synchronization with the mobile application on their phone or WAP account.

Vringo Co-branded Website for MTS/Vivacell

4.	The Vringo Studio: The Vringo Studio is an extension of our website that allows users to access video from multiple websites or from their computer and then edit and send these video clips to their mobile phones as customized video ringtones. We are able to create customized versions of the Vringo Studio for specific content partners and mobile carriers that search only a pre-defined set of content. As with our website, the results are seamlessly synchronized with a user’s mobile device. On the Vringo Studio, users may:

•	Transform user-generated or other video from the web into personalized video ringtones;

•	Import clips into their collection via our application or our WAP site; and

•	Share clips via text messaging or email and post clips to social networks.

The Vringo Studio

Our Strategy

Our goal is to become the leading global provider of video ringtones via our social video ringtone platform. To achieve this goal, we plan to:

Grow our user base through mobile carrier partnerships. We have built our product to easily integrate with mobile carriers. We believe the mobile carrier channel is the most efficient and cost effective channel to grow our user base and to monetize our product. We have launched our service with four mobile carriers in Turkey, Malaysia, Armenia and the United Arab Emirates. We are in discussions with additional mobile carriers and we plan to aggressively pursue additional mobile carriers globally.

Continue to ensure we have broad handset reach. The breadth of our mobile handset coverage will be critical for us to grow our business. Our application already supports over 200 handsets and we diligently certify new mobile handset devices as quickly as possible. Additionally, the WAP version of our service is compatible with almost any device that supports video. We will continue to expand the features available as part of our WAP service.

Enhance our viral and social tools. We believe that there is substantial opportunity to increase the social and viral nature of our product, which will be critical for our growth. We will continue to add features to the product to enhance its viral and social aspects and which enable users to connect with their existing social networks on platforms such as Facebook and Twitter.

Maintain and grow our product and technology leadership. Our technical team is made up of highly regarded industry professionals that continually ensure that our product is on the cutting-edge both in terms of ease of use, functionality and look and feel. We have filed 24 patent applications for our platform (none of which has been issued to date) and we continue to create new intellectual property. We have also enabled our application to work on the Blackberry, Android and Windows Mobile operating systems even though those platforms do not natively support video ringtones. Nevertheless, there is no assurance that our application will continue to work on these operating systems in the future. We plan to continue to allocate technical resources to remain ahead of our competition and provide users with a product that is easy-to-use and cutting-edge.

Build a strong revenue base of recurring monthly subscription revenue. In the ringback tone business, the bulk of revenue generation is subscription-based. We believe this model is appropriate for our product and are initially launching the commercial version of our product as a monthly subscription service with mobile carriers. We are focused on ensuring that our product drives value and limits churn. As the video ringtone market matures, our business model may evolve to capitalize on changes in the market.

Find new forms of distribution. While we are currently focused on the mobile carrier distribution channel, we believe there are other avenues that could be successful distribution channels for us. Specifically, we believe broadcasters and content owners could greatly benefit by promoting our service to their customers by monetizing either their content or leveraging their relationship with advertisers via ads.

Explore monetization through advertising. The visual nature of our service opens up the possibility of incorporating ads in the ringtone. We have had several expressions of interest in an advertisement-funded version of our service and we will explore this model in the future.

Content leadership. We have conducted substantive research of other commercial video ringtone websites and we have not discovered a commercial library with more than 100 video ringtones available for download. Accordingly, we believe our library of more than 4,000 video ringtones is one of the largest commercial video ringtone libraries in the world. We intend to continue to grow our library to enhance our future revenues although in many markets we will rely on our partners to supplement our library with additional locally licensed content.

Sales, Marketing and Distribution:

We market our service through three primary channels: mobile carriers, content aggregators and owners, and handset manufacturers. Users can also access our service directly from our website or WAP site. We are also engaged in a minimal amount of direct consumer marketing. If our business model were to change and an emphasis were to be placed on direct consumer marketing, our marketing costs may increase significantly.

Vringo for Mobile Carriers

We offer a robust and flexible platform to mobile carriers that allows them to provide a customized Vringo experience to their customers. Due to the highly flexible Vringo architecture, we can customize the service to meet the needs of the mobile carriers. For example, in some countries there are serious concerns regarding branding, content selection and feature availability. Our service can be customized for individual mobile carriers, who can remove certain features, such as user-generated content or the Vringo Studio, from the service, and can be offered on a co-branded or private label basis.

We believe pursuing agreements with mobile carriers is the most efficient channel to commercialize and monetize our service globally. First, mobile carriers have large embedded customer bases that allow them to engage in simple ‘below the line’ (i.e. free for the mobile carrier) marketing efforts. The mobile carrier’s use of below the line marketing efforts can drive significant volumes of users to our service via links and banners on WAP and internet portals as well as text messaging campaigns. Additionally, some mobile carriers may engage in ‘above the line’ (i.e. paid for by the mobile carrier) marketing campaigns of services they provide such as co-branded television commercials. Second, directly integrating our billing system with the mobile carrier enables us to offer the best and most seamless purchase experience for the user. Furthermore, integrating our service with the mobile carrier’s text message center ensures that any text message generated by our service will be delivered to the user from a trusted source and without any costs to us.

When we launch our service with a mobile carrier, we discontinue the free version of our service available in that country. We generally start by making the service available only to subscribers of the mobile carrier with whom we have an arrangement in that particular country either due to an exclusivity clause in our agreement with the mobile carrier or related to practical issues surrounding billing customers of mobile carriers in that market with whom we do not have a relationship. Our preferred business model with consumers via mobile carriers is to offer the service as a monthly subscription service. The monthly subscription package allows users to receive access to our service along with some free content. Many mobile carriers also do not charge users for data while using our service as part of the subscription package. If users want to download premium content, they pay an additional a la carte fee per item.

The pricing for subscriptions and content in various countries will vary substantially based on local economic conditions. In general, we aim to sell the monthly subscription for $1 to $3 and we expect to generally receive between 30% and 50% of the monthly subscription revenue. We expect that premium content will generally be sold for $1 to $2 per item but this price as well as the monthly subscription rate may vary substantially by country.

We believe the subscription plus premium content sales business model has been successful globally for mobile carriers in the ringback tone business and we believe it best fits our needs at this stage of our lifecycle. However, there are certain markets where mobile carriers may not agree to such a model and we may rely purely on a subscription or content sales strategy.

We have begun to launch our service with Avea, Maxis, Vivacell and Etisalat. We believe mobile carriers find our service attractive because the service is completely outsourced and hosted by us. Mobile carriers are not required to do any network integration and all we require is access to their billing system and text messaging center and their marketing efforts. Due to these factors, we believe that we will be able to enter into agreements with additional mobile carriers in the future.

We have agents in Australia, India, Japan, Malaysia, Pakistan, South Africa and Vietnam who help us penetrate mobile carriers and other partners in those markets. We generally pay the agents a percentage of the net revenue we receive from the agreements they help us enter into with mobile carriers. We believe that this is an effective way for us to grow our mobile carrier distribution and we expect that our network of agents will grow over time.

Carrier Agreements

We have signed agreements to launch our service with four mobile carriers operating in Turkey, Malaysia, Armenia and United Arab Emirates which have an aggregate of approximately 32 million subscribers. We are negotiating with additional mobile carriers in a various countries and we expect to scale our carrier business in 2010. In each of the carrier agreements, we agree to provide the mobile carrier with a co-branded version of our service that is integrated with its billing and text messaging system. The mobile carrier is responsible for marketing the service to its subscribers. The mobile carriers are responsible for collecting subscription and content fees for our products and services and the revenue is shared between the parties.

Avea

Avea is a mobile carrier in Turkey with 12.1 million subscribers, of which there are 8,500 subscribers to our paid service. We launched our services with Avea in November 2009. Our agreement with Avea provided for a 12-month term with automatic renewals for additional 12-month terms. Avea may terminate its rights under the agreement at any time and for any reason, upon 30 days notice.

Maxis

Maxis is a mobile carrier in Malaysia with 11.4 million subscribers, of which there are 34,000 subscribers to our paid service. We launched our services with Maxis in September 2009. Our agreement with Maxis provides for a 12-month term with automatic renewals for additional 12-month terms. Each of the parties may terminate its rights under the agreement at any time and for any reason, upon 30 days notice.

Vivacell

Vivacell is a mobile carrier with 2.0 million subscribers in Armenia and is part of the MTS operator group which has over 96.0 million global subscribers. We launched our services with Vivacell in June 2009 and currently have 13,400 subscribers on a free-trial basis. Vivacell has not yet activated subscription fees, although subscribers can purchase content. Our agreement with Vivacell provides for a term of 24 months from our launch date.

Estisalat

Etisalat is a mobile carrier with 7.3 million subscribers in the United Arab Emirates and over 94.0 million subscribers worldwide. We launched our services with Estisalat in January 2010 and currently have 2,500 subscribers to our paid service. Our agreement with Estisalat provides for a term of 18 months from our launch date with automatic renewals for additional one-year terms.

Content Aggregators and Owners

Content aggregators and local value added service (VAS) providers play a crucial role in the mobile ecosystem. In many cases we may choose to launch our service in a market through a local content aggregator or VAS provider as opposed to entering into a direct relationship with a mobile carrier. This strategy may provide us with a faster time to market, give us access to needed local content or enable us to reach across multiple operators in a country by conducting one integration with a partner. Additionally, sometimes mobile carriers themselves direct us to a local aggregator with whom to integrate. In general, working through content aggregators and local value added service providers will decrease our share of the gross amount paid by the consumer as the carrier will take a share for billing the transaction and then pay the content aggregator/local value added service provider who will then pay us a percentage of the revenue they receive from the carrier.

In India, we have entered into an agreement with Hungama Digital Media Entertainment Pvt Ltd., or Hungama, a major aggregator of Bollywood content, to distribute our service in India. Hungama is already integrated with all of the major mobile carriers in India and sells content through all of them. Once Hungama implements our service, we will be able to do a single billing integration and sell content and services across the nine major operators in India who, in the aggregate, have more than 400.0 million customers. While entering into individual agreements with each of these operators would likely take years, Hungama can promote our service across all of these operators. In addition, Hungama will also provide us with local content to include in our service in India.

Pursuant to our agreement with Hungama, we will build a co-branded version of our service which they will market to consumers in India. Hungama believes that offering our service as a content purchase only without any subscription is more likely to succeed in India so we may launch with that model. Our revenue sharing agreement with Hungama is based on the percentage of the revenue paid by the billing mobile operator to Hungama. Mobile carrier payouts in India are generally between 30% and 40% of the gross consumer price. We expect that our revenue per user in India will be substantially lower than in other markets. We anticipate launching our service in India during the fall of 2010.

In March 2010, we entered into a marketing agreement with RTL Belgium, a member of RTL Group, which is a leading production company for television and radio in Europe. Pursuant to the agreement, we will provide RTL with a subscription-based video ringtone service, which will be available throughout Belgium under the PlugRTL brand. Users could sign up for a free one week trial, after which they will be charged on a weekly basis. The service, which will be promoted via advertising on all three of RTL’s TV networks as well as its websites and WAP sites, launched commercially during April 2010. All content will be free for subscribers and will feature music shows, sports, movies, comedies and hit series. Our billing and text messaging partner will receive 50% of the gross revenue from the service, while we will share the other 50% of the gross revenue with RTL. We will contribute 50% of the net subscriber revenue we receive to a pool to be split among the various content providers (other than RTL) based on the relative usage of their clips.

Handset Manufacturers

Handset manufacturers are trying to grab a major piece of the mobile application market by launching application stores. This trend has been spurred by the success of Apple’s iPhone application store. Nokia has put major efforts into its new Ovi store, Research in Motion recently launched a new application store, Samsung is currently in the process of launching their own application store and Sony Ericsson has its own application store as well. We are or will be present on most or all of these application stores but we don’t have immediate plans to monetize the users we gain from these stores. Should the volume of downloads from these sources increase dramatically, we will look at new ways to monetize these users. Our application is also available on mobile carrier application stores in France and the United Kingdom. In the United States, we have been approved by Verizon to sell our video ringtone application for Android mobile devices. This approval process followed Verizon’s review and evaluation of our application. Verizon subscribers will be able to purchase our application in Verizon’s V Cast Android Marketplace.

In addition to having a presence on application stores, we have an agreement with Sony Ericsson Mobile Communications AB that allows it to preload a link to our service on their phones. They placed our link on several Walkman model mobile phones in many markets, which we believe increases our consumer reach and brand recognition. Subsequently, Sony Ericsson discontinued the Walkman line of phones so we believe it is unlikely that we will be placed on additional Sony Ericsson phones in the short-term.

Content

A key factor for the success of our business is ensuring we have relevant content for users in each market that we launch our service. We have entered into approximately 30 licensing agreements with content owners which provide us with over 4,000 clips. We have conducted substantive research of other commercial video ringtone websites and we have not discovered a commercial library with more than 100 video ringtones available for download. Accordingly, we believe our library of more than 4,000 video ringtones is one of the largest commercial video ringtone libraries in the world. We intend to continue to grow our library to enhance our future revenues although in many markets we will rely on our partners to supplement our library with additional locally licensed content. Our ability to maintain our core library of video ringtone content is important for our success. Additionally, when we enter a market commercially we will look for our partners to bring locally licensed content to our service. Sometimes the mobile carriers will provide content (such as in Armenia), and in other cases we will work with local third party content providers (such as Avrupa Muzik in Turkey) or a combination of sources.

Some of our content is provided to users for free while the balance is sold in the markets where our service is commercialized. We generally sell all of our licensed content in the markets where our service is commercialized. For content we have licensed (as opposed to the carrier bringing it), we generally pay the content owner approximately 50% of our net revenue from the sale of their clips. We generally do not (and our licenses do not require us to) pay content owners a share of our subscription revenue but that could change in the future. To date we have spent very little guaranteed money on content licensing although that could change in the future.

In June 2010, we entered into a memorandum of understanding with Nappy Boy Enterprises, LLC, the production company of T-Pain, a popular rap and hip-hop artist, to produce a joint mobile application. T-Pain is well-known for his popular “I am T-Pain” mobile application for the iPhone platform. The joint mobile application will utilize our video ringtone capability and will focus on multiple mobile and online platforms including the Google Android operating system. We will cover production costs for the application and will share revenues from sales of the application with Nappy Boy Enterprises, LLC.

Competition

We face competition from companies such as Monikker and Emotive whose Ringjam service provides real time phone-to-phone push audio-only ringtones and from companies like myvtones that offers a video ringtone application for unlocked iPhones. Other indirect competitors include ringtone and video ringtone resellers, such as Jamster, a division of Fox Mobile, and Thumbplay. We also view companies such as GigaFone and Zad Mobile, who offer an advertising platform centered on video ringtones, as competitors.

Currently we believe the competition is minimal as the video ringtone market is still at a nascent stage. As more phones that support video ringtones enter the market and as mobile video services gain in popularity, we expect the competition will increase. Some of our competitors have significantly greater financial resources than we do and may be able to license premium content from major entertainment companies that we do not work with due to the costs associated with licensing their content. We feel that our competitive advantage will be that we provide a comprehensive platform that includes our application, a WAP site, web functionality and social components. We are not aware of any other company that provides a video ringtone platform with all of these components.

Patent Protection

We have filed 24 patent applications for our platform (none of which has been issued to date) and we continue to create new intellectual property. The following table sets forth our filed patent applications as well as the current status of such applications:

Country	Appl. #	Title	Application Status
USA	11/997,000	Synchronized Voice and Data System	Pre-Examination
USA	11/544,938	Personalization Content Sharing System and Method	Allowed
Europe	07706046.5	(same as above)	Pre-Examination
USA	11/744,917	(Continuation-in-part of above)	Examination
Europe	08738326.1	(same as above)	Pre-Examination
USA	11/549,658	Media Content at the End of Communication	Examination
USA	11/768,989	User-Chosen Media Content	Examination
Europe	07766818.4	(same as above)	Examination
USA	11/775,249	Pushed Media Content Delivery	Pre-Examination
Europe	07766888.7	(same as above)	Pre-Examination
USA	11/773,417	System and Method for Digital Rights Management	Pre-Examination
USA	12/186,592	Advertisement-Based Dialing	Pre-Examination
USA	11/776,689	Group Sharing of Media Content	Examination
USA	11/853,117	Media Playing on Another Device	Pre-Examination
USA	11/853,193	Personalized Installation Files	Examination
USA	11/923,831	Method to Play Vendor Videos	Pre-Examination
USA	12/028,938	Triggering Events for Video Ringtones	Pre-Examination
USA	12/043,974	Smart Contact List	Pre-Examination
USA	12/186,547	Mobile Video Dating Service	Pre-Examination
USA	12/193,785	Roaming Detection	Pre-Examination
USA	12/367,525	Contact Matching of Changing Content Across Platforms	Pre-Examination
USA	61/226,718	Voting System with Content	Filed
USA	61/289,454	Alternative Ringtones for Mobile Telephones	Filed
USA	61/298,933	Generation of Video Clips From a Friend’s Recent Social Stream	Filed

We may not be able to successfully defend or claim any legal rights in the invention for which an application has been made but for which the relevant government patent office has not issued a patent. If it is determined that our intellectual property is infringing on the patent of another party, we may be required to license or cross-license the patented technology. We perform periodic reviews of our ongoing technology developments and intend to pursue additional patents as appropriate.

Research and Development Expenses

During the three months ended March 31, 2010 and March 31, 2009, we spent $0.5 million and $0.6 million on research and development activities, respectively. During the year ended December 31, 2009, we spent $2.0 million on research and development activities, and during the year ended December 31, 2008, we spent $3.1 million on research and development activities. None of these expenses are borne directly by our customers.

Employees

We and our subsidiary currently employ 33 people, of whom 30 are full-time employees. Of the full-time employees, 27 are employed by our subsidiary.

Description of Property

Our principal offices are located at 18 East 16th Street, 7th Floor, New York, NY, consisting of 200 square feet of space, which we lease under a contract expiring on August 31, 2010. We also have 4,000 square feet of space under lease for our research and development center at 1 Yigal Allon Blvd., Beit Shemesh, Israel which expires on May 31, 2012.

Legal Proceedings

We are not party to any legal proceedings.

MANAGEMENT

Directors and Executive Officers	Age	Position
Jonathan Medved (1)	54	Chief Executive Officer and Director
Seth M. Siegel *(1)(3)	56	Chairman of the Board
Ralph Simon *(1)(3)	63	Director
Andrew Perlman (2)	32	President and Director
Edo Segal	41	Director
Philip Serlin *(2)	49	Director
Gary Ginsberg *	47	Director
David Corre	36	Vice President, Finance and Administration
Stuart Frohlich	43	Chief Operating Officer
Steven Glanz	37	Senior Vice President, Business Development

*	Independent Director
(1)	Member of Compensation Committee.
(2)	Member of Audit Committee
(3)	Member of Nominating and Corporate Governance Committee

The following is a brief summary of the background of each of our directors and executive officers. In addition, the following brief summary includes specific information about each director’s experience, qualifications, attributes or skills that led the board to the conclusion that the individual is qualified to serve on our board, in light of our business and structure. There are no family relationships among any of the directors or executive officers.

Jonathan Medved co-founded our company and has served as our Chief Executive Officer and a director since April 2006. Mr. Medved co-founded Israel Seed Partners and acted as a co-manager of the fund from January 1995 to January 2006. During Mr. Medved’s tenure, Israel Seed Partners had $262 million under management in four funds and has been an investor in 60 leading Israeli companies. In addition, Mr. Medved co-managed Israel Seed Partners’ successful dispositions of various investments, including the investments in Shopping.com (subsequently acquired by eBay Inc.), Compugen Ltd. (NasdaqCM:CGEN), Answers Corporation (NasdaqCM:ANSW), Cyota Inc. (acquired by RSA Security Inc. ), Native Networks (acquired by Alcatel (NYSE:ALA)), Xacct Technologies Inc. (acquired by Amdocs Ltd. (NYSE:DOX)) and Business Layers (acquired by CA, Inc. (NasdaqGS: CA)). Mr. Medved was a member of the founding management team of Accent Software International Ltd., or Accent, which developed multilingual internet publishing, browsing and email software, and served as its executive vice president of marketing and sales from April 1992 to October 1994. From June 1982 to June 1991, Mr. Medved was a founder of and served as Executive Vice President of Marketing and Sales of MERET Optical Communications, Inc., which was an early pioneer in fiber optic communication systems for video transmission and was acquired by Amoco Corporation (NYSE:BP) in 1990. Mr. Medved serves on the boards of directors of various non-profit organizations, including Ma’aleh and the Jerusalem College of Technology. Mr. Medved studied history at the University of California, Berkeley.

As our chief executive officer, Mr. Medved brings more than 26 years of technology start-ups to the board of directors. His senior positions with Accent and MERET give him relevant start-up leadership experience as a manager of venture capital investments provided him with substantial experience in participating as both an investor and board member.

Seth M. Siegel has served as a director since May 2006 and as chairman of the board since March 2010. Mr. Siegel has been working in the corporate and entertainment licensing industry since 1982. Mr. Siegel is a co-founder of The Beanstalk Group, a leading brand licensing agency and consultancy and a part of Omnicon Group Inc. (NYSE:OMC). He continues his relationship with both The Beanstalk Group (as a Vice Chairman) and Omnicom (as a consultant on special projects). He is also, since 2007, co-founder and co-CEO of Sixpoint Partners, a broker/dealer investment banking boutique and provider of financial advisory and alternative investment solutions for private equity funds and middle market companies. Mr. Siegel has advised many Fortune 500 companies in the proper secondary use of their trademarks, trade dress and copyrights, and has served as an adviser and/or as the licensing agent for such leading brand owners as AT&T, IBM, Harley- Davidson, The Stanley Works, Unilever, Ford Motor Company, Chrysler, Hershey Foods, Campbell Soup, The Rubbermaid Group, and Dr. Scholl’s. Mr. Siegel has also served as an adviser to and licensing agent for Hanna-Barbera Productions in the retail and promotional licensed applications of its classic characters, including The Flintstones, The Jetsons and Scooby-Doo. Mr. Siegel has lectured throughout the United States and has written articles, opinion pieces, and a criticism for a wide array of publications, including The New York Times Op-Ed page and The Wall Street Journal. From April 1995 to June 2004, he was a regular columnist for Brandweek magazine, addressing a broad range of issues relating to the licensing industry and pop culture. Mr. Siegel has served on the Board of Trustees of the Abraham Joshua Heschel School, including ten years on its Executive Committee. He also served as chairman of the Cornell University Hillel. Mr. Siegel sits on both the Cornell University Council and the Advisory Council of Cornell University’s School of Industrial and Labor Relations. He is also a member of the national Board of Directors of AIPAC, a leading foreign policy advocacy organization. Before his work in the licensing industry, Mr. Siegel practiced law with Frankfurt, Garbus, Klein & Selz (now Frankfurt, Kurnit, Klein & Selz), an entertainment and constitutional law firm in New York. Mr. Siegel received his Bachelor of Science degree from Cornell University and his J.D. from Cornell University Law School.

We believe Mr. Siegel’s extensive knowledge of consumer brands and marketing, as well as his leadership experience at The Beanstalk Group qualifies him to serve on our board of directors. His extensive experience with leading brands as co-founder and chief executive officer of The Beanstalk Group provide a significant contribution to us and the board of directors.

Ralph Simon has served as a director since September 2009 and previously served as a member of our Advisory Board from January 2008 to September 2009. Since January 1999, Mr. Simon has served as chairman, and is now chairman emeritus, of the Mobile Entertainment Forum Americas, the principal global trade association and leading advocate for the mobile entertainment industry established to represent the commercial interests of content, application and service providers and telecom operators. Since October 2003, Mr. Simon has also served as president and chief executive officer of The Mobilium Group, the mobile strategic advisory firm that guides U.S. and international media companies, networks and brands to grow revenues and market share from mobile content, mobile entertainment properties and technologies. In 1998, Mr. Simon co-founded and funded the first ringtone company in the United States and Europe, Yourmobile/Moviso, which was acquired by Vivendi-Universal in December 2003. Mr. Simon currently advises prominent companies, entertainment properties and artists (including U2) in the U.S. and internationally on ways to maximize and develop their mobile businesses and revenues and create significant commercial opportunities on a global basis. On July 2, 2005, he organized and executive produced the mobile and mobile messaging layer for the Live 8 world concert event that established the validity of cross-platform mobile strategies. In December 2005, Mr. Simon was picked as one of the Top 50 mobile entertainment executives world-wide in a poll conducted by the trade journal, Mobile Entertainment Magazine. Prior to his involvement in the mobile entertainment industry, Mr. Simon co-founded Zomba Label Group LLC, which has grown to become a successful independent record and music publishing company. Mr. Simon served on the board of Natrol, Inc. from May 2006 until November 2007. From 1993 to 1995, Mr. Simon served as Executive Vice President of Capitol Records Inc. (a subsidiary of EMI) and Blue Note Records and created EMI’s New Media business. Mr. Simon is a Fellow of the Royal Society of Arts in the United Kingdom and a member of the National Academy of Recording Arts & Sciences in the United States. Mr. Simon was educated at the University of Witwatersrand in Johannesburg, South Africa.

We believe Mr. Simon’s more than twenty-five years in the music industry, as well as his leading role in the ringtone industry, qualifies him to serve on our board of directors. His extensive experience and insights gained by his involvement in a start-up company from inception through sale are a significant contribution to us and the board of directors. In addition, Mr. Simon’s extensive network of contacts in the music and entertainment industry are helpful to us and the board of directors.

Andrew Perlman has served as a director since September 2009 and as our President since April 2010. From February 2009 to March 2010, Mr. Perlman served as vice president of global digital business development at EMI Music Group, where he was responsible for leading distribution deals with digital partners for EMI’s music and video content. From May 2007 to February 2009, Mr. Perlman served as General Manager of our U.S. operations as well as our Senior Vice President Content & Community. In this position, Mr. Perlman managed our United States operations and led our content and social community partnerships. From June 2005 to May 2007, Mr. Perlman was senior vice president of digital media at Classic Media, Inc., a global media company with a portfolio of kids, family and pop-culture entertainment brands. In his position with Classic Media, Mr. Perlman led the company’s partnerships across video gaming, online and mobile distribution. From June 2001 to May 2005, Mr. Perlman served as general manager for the Rights Group, LLC and its predecessors, a mobile content and mobile fan club company, where he oversaw mobile marketing campaigns for major international brands such as Visa and Pepsi. In this role, Mr. Perlman developed and negotiated relationships with technology vendors such as Comverse, Mobile 365 and Mobliss. He was also responsible for selling and executing mobile products including the Britney Spears mobile fan club and Justin Timberlake and American Idol branded karaoke. In addition he also participated in sponsorship deals between Britney Spears and Samsung and Justin Timberlake and Orange U.K. Mr. Perlman holds a Bachelor of Arts in Business Administration from the School of Business and Public Management at George Washington University.

We believe Mr. Perlman’s more than nine years of experience in the music and digital media qualifies him to serve on our board of directors. His extensive experience and insights gained both as an executive at start-up companies and as a senior executive at EMI are a significant contribution to us and the board of directors.

Edo Segal has served as a director since July 2008. Since 1999, Mr. Segal has acted as founder and chief technology officer of The Relegence Corporation, a real-time financial news and information search technology company, or Relegence. Relegence was acquired by AOL Time Warner in November 2006. As chief technology officer of Relegence, Mr. Segal has led the expansion of its search technology and served customers such as Credit Suisse, J.P. Morgan, Deutsche Bank, Merrill Lynch, Bloomberg, and Dow Jones. At AOL Time Warner, Mr. Segal served as vice president of emerging platforms and explored disruptive technologies. Prior to Relegence, Mr. Segal was involved with multiple digital initiatives including Virtual Arts, a company he founded in 1992 which focused on the production of CD-ROM multimedia titles, and later Tink Productions, which focused on game production with publishers such as Electronic Arts. After leaving AOL Time Warner, Mr. Segal established Futurity Ventures, a venture and incubation entity and now serves as its chief executive officer.

We believe Mr. Segal’s ten years of experience as the founder of a technology company qualifies him to serve on our board of directors. His extensive technology insights are a significant contribution to us and the board of directors.

Philip Serlin has served as a director since May 2010. Since May 2009, he has served as chief financial officer and chief operating officer of BioLineRx Ltd., a clinical stage drug development company (TASE: BLRX). From January 2008 to August 2008, Mr. Serlin served as chief financial officer and chief operating officer of Kayote Networks, Inc., a telecommunications service provider. From January 2006 to December 2007, Mr. Serlin served as chief financial officer of Tescom Software Systems Testing Ltd., an IT services company (TASE: TSCM). From January 2000 to December 2005, he served as chief accounting officer for Chiaro Networks Ltd., a telecommunications network infrastructure manufacturer. From January 1994 to December 1999, Mr. Serlin served as senior manager at Deloitte Touche Tohmatsu (Brightman Almagor & Co.), where he headed the SEC and U.S. accounting department at the Tel Aviv national office. From June 1986 to December 1992, he served as a senior accountant/analyst at the Securities and Exchange Commission in Washington, D.C. Mr. Serlin holds a Bachelor of Science in Accounting from Yeshiva University and a Master’s degree in Economics and Public Policy from The George Washington University. Mr. Serlin is a Certified Public Accountant.

We believe Mr. Serlin’s financial and public companies’ experience qualifies him to serve on our board of directors.

Gary Ginsberg has served as a director since May 2010. Since April 2010, he has served as executive vice president of Time Warner Inc (NYSE:TWX). From January 1999 to December 2009, Mr. Ginsberg served as an executive vice president at News Corporation (NasdaqGS: NWS), most recently serving as executive vice president of global marketing and corporate affairs. Mr. Ginsberg served as managing director at Clark & Weinstock, a strategic consulting firm, from November 1996 to December 1998. He served as senior editor and counsel of George Magazine from March 1995 to November 1996. Mr. Ginsberg served as an assistant counsel to President Clinton and as a senior counsel at the U.S. Department of Justice from January 1993 to November 1994. Mr. Ginsberg holds a Bachelor of Arts in History from Brown University and a Juris Doctorate from Columbia Law School.

We believe Mr. Ginsberg’s experience as an executive officer at Time Warner Inc. and News Corporation qualifies him to serve on our board of directors.

David Corre has served as Vice President, Finance and Administration since June 2006. Mr. Corre has audit experience in a variety of research and development and technology companies. From January 2005 to May 2006, Mr. Corre served as business administrator of Siemens Computer Aided Diagnosis, a subsidiary of Siemens AG (NYSE:SI). From December 1999 to January 2005, Mr. Corre served as an auditor at KPMG Somekh Chaikin, the Israeli member firm of KPMG. Mr. Corre received a bachelor of science degree in Accounting from Touro College’s Jerusalem branch and a Bachelor of Arts in International Relations from the Hebrew University of Jerusalem. Mr. Corre is a certified public accountant in Israel and was admitted into the Institute of Certified Public Accountants in Israel in 2005.

Stuart Frohlich has served as our Chief Operating Officer since January 2008. From January 2007 to January 2008, he served as our Senior Vice President for Carrier Solutions. From July 2001 to December 2006, Mr. Frohlich served as Director of Engineering at NMS Communications Corporation (now LiveWire Mobile, Inc. (NasdaqGM:LVWR)), during which time he developed NMS’s carrier-grade, high-availability Voice Application Platform (HearSay), as well as the mobile applications running it (MyCaller™ & MobilePlace). From December 1996 to June 2001, Mr. Frohlich served as director of engineering at TraderTools™ Inc., a provider of business solutions, software and services to financial institutions trading foreign currency. In this area he specialized in server and enterprise application design and deployment for leading financial institutions in Europe and the US. Mr. Frohlich’s former clients include, Vodafone, 3 IT, Swisscom CH, Rogers, Etisalat, Elisa FI, Movilnet VE, Calyon (Credit Lyonnais/CAI), Dresdner Bank, Fimat Group, HETCO (Amerada Hess Energy Trading Co.), Man Financial, Refco Capital Markets, Societe Generale, SunGard, The First International Bank of Israel, and Thomson Financial. Mr. Frohlich holds an Associates Degree in Mechanical Engineering from Tel Aviv University.

Steven Glanz has served as our Senior Vice President, Business Development since June 2006. From March 2006 to June 2006, Mr. Glanz served as Vice President of Business Development at AxisMobile Plc, a leading provider of mass market mobile e-mail solutions. From April 2000 to March 2006, Mr. Glanz served as Vice President of Business Development at Shopping.com (acquired by EBay Inc. (NasdaqGS:EBAY) and played a key role in its growth from a small company with minimal revenues to a public company with over $100 million in revenues. Mr. Glanz was responsible for the majority of that company’s revenue across European countries. From October 1998 to March 2000, Mr. Glanz served as an associate in the financial and health services group at Booz Allen & Hamilton Inc., a strategy and technology consulting firm. Mr. Glanz holds a Bachelor of Arts in Economics from Yeshiva University in New York and a J.D. from Harvard Law School.

Members of the Advisory Board

In addition to our board of directors, we have formed an Advisory Board, comprised of individuals who have the background and experience to assist us in evaluating our business strategies and development. While members of the Advisory Board do not participate in managing our operations, they provide us with advice, insights, contacts and other assistance based on their extensive industry experience and involvement in areas of activity that are strategic to us. In addition to individual meetings or phone conferences with members of the Advisory Board, we intend to conduct bi-annual meetings with the Advisory Board to discuss our strategy and industry trends.

We have entered into agreements with members of the Advisory Board pursuant to which each member is required to attend at least one meeting of the Advisory Board each quarter and to make themselves available for at least four hours per quarter (in addition to time spent attending meetings of the Advisory Board) to consult with our management, employees and advisors and to serve as our liaison with our current and prospective clients and strategic partners. As of the date hereof, we have issued to members of the Advisory Board options to purchase an aggregate of approximately 8,666 shares of common stock with a weighted average exercise price of $4.50 per share, which are included within the options to purchase 247,393 shares of common stock outstanding as of the date hereof. Upon the consummation of this offering, we expect to issue to members of the Advisory Board options to purchase an aggregate of (i) 30,000 shares of common stock with an exercise price of $0.01 and (ii) 30,000 shares of common stock with an exercise price of $5.50. These options will vest in annual installments over four years, with the first portion vesting on the first anniversary of the consummation of this offering. The foregoing options are included within the 3,650,268 options issuable in connection with this offering, of which 2,812,000 shares have been granted as management options as of the date hereof and 40,000 shares will be granted as a charitable donation.

Andrew Abramson has served as a member of our Advisory Board since January 2008. Mr. Abramson is the founder and chief executive officer of Comunicano, Inc. (previously Strategy Plus). Founded in January 1993, Comunicano is an asymmetrical communications consultancy to start-ups, companies in transition and established brands with regard to marketing, advertising, public relations, promotion, events and reputation management. Mr. Abramson has over 36 years of experience in all facets of marketing and corporate communications. During his career, Mr. Abramson has worked with a wide variety of companies, ranging from traditional package goods product and manufacturing companies to technology companies. His clients have operated in numerous industries, including apparel, financial services, online marketplaces, meta-mediaries, mobile, telecommunications, technology, food products, media and entertainment. Mr. Abramson has also worked with sports properties, including teams, athletes, celebrities and facilities. Mr. Abramson also co-hosts “The World Technology Round Up,” a daily technology webcast that is heard via KenRadio.com and its syndication partners, by more than 300,000 daily listeners around the globe. Mr. Abramson has also served as the BBC’s consumer electronics market analyst in the U.S. Mr. Abramson co-hosts the annual CommNexus’ GadgetFest (formerly the San Diego Telecom Council) each year, which provides a preview event of the newest consumer technology products. Mr. Abramson also authors VoIPWatch, a daily web-log (blog), Working Anywhere and WiMax Watch, and writes a weekly wine column for the Del Mar Times. Mr. Abramson holds a Bachelor of Sciences in Journalism with a concentration in advertising from Temple University.

Howard Handler has served as a member of the Advisory Board since July 2008. Since October 2009, Mr. Handler has served as executive vice president of marketing and sales for Madison Square Garden Entertainment, in which position he manages concerts, family shows/Broadway series, events and productions as Radio City Music Hall, Madison Square Garden, the Theater at MSC, The Beacon Theater, the Chicago Theater and the Wang Theater in Boston. From October 2008 to August 2009, Mr. Handler served as executive vice president of marketing at EMI Music Group and led marketing across EMI Music Group’s 13 labels in the United States, Canada and Mexico. From January 2003 to April 2008, Mr. Handler served as chief marketing officer for Virgin Mobile USA, Inc. (NYSE:VM), a mobile virtual network operator in the United States (MVNO) and youth-dedicated wireless service. With Virgin Mobile, Mr. Handler led the team that grew Virgin Mobile’s subscriber base to over five million customers resulting in revenues of $1.2 billion, positive EBITDA and net income and receiving the JD Power & Associates award for the #1 rated pre-paid wireless service two years in a row. From June 2000 to August 2002, Mr. Handler served as president and chief executive officer of Burly Bear Network, a venture-backed cable network and youth marketing company, where he more than tripled revenues in two years before selling the business to National Lampoon. From March 1995 to June 2000, Mr. Handler served as senior vice president and marketing and fan development at The National Football

League. In this position, Mr. Handler developed and managed the NFL’s integrated youth initiative, “Play Football,” and built an extensive fan database and direct marketing profit center. From May 1992 to December 1994, Mr. Handler served as senior vice president of marketing for MTV Networks, where he played a central role in the launch of “Beavis & Butt-head,” “The Jon Stewart Show,” “The Real World,” and the Emmy & Peabody Award-winning “Choose or Lose” voter awareness campaign. From January 1990 to April 1992, Mr. Handler served as vice president of marketing and merchandising for Broadway Video Entertainment, producers of “Saturday Night Live” and “Wayne’s World—The Movie.” Mr. Handler holds a Bachelor of Arts in economics and history and an M.B.A. from The University of Michigan.

Jeffrey Belk has served as a member of our Advisory Board since January 2008. Mr. Belk is a managing director of ICT168 Capital, LLC, an entity focused on developing and guiding global growth opportunities in the information and communication technology industries. For over 14 years, Mr. Belk held various positions with Qualcomm Incorporated (NasdaqGS:QCOM). Most recently, from September 2006 to January 2008, Mr. Belk served as senior vice president of strategy and market development of Qualcomm Incorporated, in which position he focused on examining changes in the wireless ecosystem and formulating approaches to help accelerate mobile broadband adoption and growth. From February 2000 to September 2006, Mr. Belk served as senior vice president, global marketing of Qualcomm Incorporated and led a team responsible of all facets of that company’s corporate messaging, communications, and marketing worldwide. From January 1999 to March 2000, Mr. Belk was the vice president and then the senior vice president and general manager of Qualcomm Eudora Products, Qualcomm Incorporated’s award-winning email client. In April 1997, Mr. Belk was named vice president of marketing of Qualcomm Consumer Products, and initiated the company’s global branding and communications efforts. Mr. Belk holds a Bachelor of Arts in economics from the University of California, San Diego and an M.B.A. from the University of California, Irvine.

Sharon Goldstein has served as a member of our Advisory Board since July 2008. In June 2006, Ms. Goldstein founded SYG LLC and currently serves as its chief executive officer. SYG LLC assists startups and technology companies in fundraising, market positioning, strategic partnerships and product management. From September 2005 to June 2006, Ms. Goldstein served as vice president of content business of Volantis Systems Ltd., which operates in the mobile content adaptation industry, where she managed the hosting services business focused on mobile content adaptation for content brands, including Walt Disney Co. (NYSE:DIS), Discovery Communications, LLC, Ebay Inc. (NadaqGS:EBAY), and World Wrestling Entertainment (NYSE:WWE). From February 2003 to June 2005, Ms. Goldstein served as a director of RealNetworks Inc., where she built the mobile products business and developed relationships with operators and handset manufacturers including Nokia Corp. (NYSE:NOK) and Vodafone Group PLC (NYSE:VOD). Under her leadership, RealNetwork’s platform was deployed at over 40 mobile carriers and the mobile player grew from an install base of zero to over 25 million units. Ms. Goldstein holds a Bachelor of Science in industrial and systems and engineering from Georgia Institute of Technology, an M.B.A. from Kellogg Graduate School of Management at Northwestern University and a Masters of Engineering Management from McCormick School of Engineering at Northwestern University. Ms. Goldstein is involved with several philanthropies, including Share Our Strength, which feeds at risk children, the Jewish Community Federation and the Juvenile Diabetes Research Foundation.

Director Independence

We believe Mr. Siegel, Mr. Simon, Mr. Serlin and Mr. Ginsberg qualify as independent directors in accordance with the standards set by the NYSE Amex as well as Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, our board of directors is comprised of a majority of independent directors as required by the NYSE Amex. We intend that within 90 days from the consummation of this offering, all members of the committees of the board of directors will be independent.

Committee of the Board of Directors

Our board of directors has established three standing committees: (1) the Audit Committee, (2) the Compensation Committee and (3) the Nominating and Corporate Governance Committee. Each committee operates under a charter that has been approved by the board of directors and which will be posted on our website.

Compensation Committee

Our board of directors has established a Compensation Committee, comprised of Mr. Siegel, Mr. Simon and Mr. Medved. All of the members of the Compensation Committee are independent, other than Mr. Medved. We intend to appoint an additional independent director to the Compensation Committee to replace Mr. Medved within 90 days following completion of this offering. Mr. Siegel serves as chairman of the Compensation Committee.

The Compensation Committee is authorized to:

•	review and recommend the compensation arrangements for management, including the compensation for our chief executive officer;

•	establish and review general compensation policies with the objective of attracting and retaining superior talent, rewarding individual performance and achieving our financial goals;

•	administer our stock incentive plans; and

•	prepare the report of the Compensation Committee that SEC rules require to be included in our annual meeting proxy statement.

Audit Committee

Our board of directors has established an Audit Committee, comprised of Mr. Serlin and Mr. Perlman. All of the members of the Audit Committee are independent other than Mr. Perlman. Mr. Serlin serves as chairman of the Audit Committee. Our board of directors has determined that Mr. Serlin is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. We intend to appoint an additional independent director to the Audit Committee to replace Mr. Perlman within 90 days following completion of this offering.

The Audit Committee is authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditor’s audit and non-audit services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters;

•	oversee internal audit functions; and

•	prepare the report of the Audit Committee that SEC rules require to be included in our annual meeting proxy statement.

Prior to the closing of this offering, we expect that our board of directors will identify a director who will qualify as our audit committee financial expert.

Somekh Chaikin, a member firm of KPMG International, has been our independent registered public accounting firm since inception.

Nominating and Corporate Governance Committee

Our board of directors has established a Nominating and Corporate Governance Committee, comprised of Mr. Siegel and Mr. Simon, each of whom is an independent director. Mr. Siegel serves as chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is authorized to:

•	identify and nominate members of the board of directors;

•	oversee the evaluation of the board of directors and management;

•	develop and recommend corporate governance guidelines to the board of directors;

•	evaluate the performance of the members of the board of directors; and

•	make recommendations to the board of directors as to the structure, composition and functioning of the board of directors and its committees.

We have no formal policy regarding board diversity. Our Nominating and Corporate Governance Committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. Our Nominating and Corporate Governance Committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members and professional and personal experiences and expertise relevant to our growth strategy.

Board Leadership Structure, Executive Sessions of Non-Management Directors

Mr. Medved currently serves as our chief executive officer and Mr. Siegel, a non-management director, serves as chairman of our board of directors. The board of directors has chosen to separate the chief executive officer and chairman positions because it believes that (i) independent oversight of management is an important component of an effective board and (ii) this structure benefits the interests of all stockholders. If the board convenes for a special meeting, the non-management directors will meet in executive session if circumstances warrant. Mr. Siegel will preside over executive sessions of the board of directors.

Risk Oversight

The board of directors oversees our business and considers the risks associated with our business strategy and decisions. The board currently implements its risk oversight function as a whole. Upon the formation of each of the board committees, the committees will also provide risk oversight and report any material risks to the board.

Code of Ethics

We have adopted a code of ethics that applies to our officers, directors and employees. We have filed copies of our code of ethics and our board committee charters as exhibits to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a current report on Form 8-K.

Executive Compensation

Summary Compensation Table

The table below summarizes the compensation paid by the Company to the CEO and other named executive officers for the fiscal years ended December 31, 2009 and 2008.

Name and principal position	Year	Salary ($) (1)(2)	Bonus ($) (3)	Option awards ($) (4)	All other compensation ($) (5)	Total ($)
Jonathan Medved,	2009	$195,138	—	$16,129	$15,161	$226,428
Chief Executive Officer (principal executive officer)	2008	$247,149	$24,238	$0	$14,770	$286,157

David Corre,	2009	$71,627	—	$3,726	—	$75,353
Vice President, Finance and Administration (principal financial and accounting officer)	2008	$86,352	—	$9,500	—	$95,852

Steven Glanz,	2009	$110,196	—	$5,733	—	$115,929
Senior Vice President, Business Development	2008	$132,849	—	$15,200	—	$148,049

Stuart Frohlich,	2009	$110,196	—	$5,733	$12,540	$128,469
Chief Operating Officer	2008	$133,539	—	$7,600	$10,798	$151,937

(1)	Based upon an average exchange rate of 3.92 and 3.55 between the NIS and U.S. Dollar for 2009 and 2008, respectively.
(2)	Salary amounts reflect reduction in salaries effective as of November 2008.
(3)	Bonus reflects amounts waived in lieu of pension compensation.
(4)	Amounts represent the aggregate grant date fair value in accordance with FASB ASC Topic 718. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Accounting for Stock-Based Compensation” for the assumptions made in the valuation of the equity awards.
(5)	Reflects car lease payments paid on behalf of employee.

Employment Agreements

Jonathan Medved Employment Agreement

Jonathan Medved entered into an employment agreement, dated July 29, 2007, as amended on August 5, 2008 to act as Chief Executive Officer. Pursuant to the terms of his employment agreement, Mr. Medved’s term of employment is at the will of the parties and may be terminated by either party for any reason or for no reason by giving advance written notice of 90 days. Pursuant to the terms of his employment agreement, Mr. Medved’s gross monthly salary is NIS 75,000, or an aggregate of NIS 900,000 per year, (approximately $242,400 as of March 31, 2010) and is reviewed by the board of directors annually. In August 2008, the compensation committee of the Board of Directors amended Mr. Medved’s employment agreement retroactively from January 2008 to fix the exchange ratio between the U.S. Dollar and NIS. In October 2008, in an effort to conserve cash, the Company asked and Mr. Medved agreed to reduce his base salary by 15% in exchange for a monthly grant of stock options to purchase 8,766 shares (prior to the anticipated reverse split) of common stock for a period of twelve months. Upon the Company attaining quarterly revenue in the amount of $1.0 million, his original base salary will be reinstated. The Company agreed to pay the monthly premiums for Mr. Medved’s life insurance policy in the amount of approximately NIS 5,500 per month (approximately $1,480 as of March 31, 2010).

Mr. Medved may also receive a bonus reflecting personal performance and our general success. There are no specific performance targets set by the board of directors for purposes of determining the amount of the bonus. In connection with the execution of his employment agreement, Mr. Medved was granted options to purchase 125,000 shares of our common stock pursuant to our 2006 Stock Option Plan vesting over four years with an exercise price of $0.50 per share (prior to the anticipated reverse split). Mr. Medved further agreed that we would have the right to repurchase 500,000 of the 800,000 shares of our common stock held by him (prior to the anticipated reverse split) as of July 30, 2007. Mr. Medved will be reimbursed for all pre-approved expenses incurred in connection with his duties pursuant to the employment agreement and he will receive a monthly car allowance of $1,000.

To fulfill obligations to pay severance in certain circumstances pursuant to Israeli law, a Manager’s Policy has been established for Mr. Medved and an amount equal to 15.83% of Mr. Medved’s annual salary shall be deposited towards such Manager’s Policy, which amount will be split among an account for severance pay, disability insurance and a pension fund. Except in circumstances that would not require the payment of severance pursuant to Israeli law, in the event of the termination of Mr. Medved’s employment agreement, the Manager’s Policy will be transferred to him personally. The Manager’s Policy would not be transferred to Mr. Medved in certain circumstances, including breach of confidentiality and non-competition provisions or the breach of fiduciary duties. During the term of Mr. Medved’s employment agreement, an amount equal to 7.5% of his base salary will be deposited into a Further Education Fund recognized by Israeli income tax authorities. The funds may be released to Mr. Medved upon his written request.

If Mr. Medved is terminated without Cause (as defined in his employment agreement) or if Mr. Medved resigns for Good Reason (as defined in his employment agreement), Mr. Medved will be entitled to receive his then current base salary and benefits for a period equal to (i) six months after the date of termination if terminated within the first 18 months following the effective date of the employment agreement and (ii) nine months after the date of termination if terminated after the first 18 months following the effective date of the employment agreement. If Mr. Medved is terminated without Cause or if Mr. Medved resigns with Good Reason following a Change-in-Control (as defined in his employment agreement), Mr. Medved will be entitled to receive severance payments for a period of 12 months from the date of termination or resignation. If Mr. Medved is terminated as a result of the subsidiary’s ceasing its business activities, then Mr. Medved is not entitled to any severance payments. If Mr. Medved is terminated for Cause, then his employment will end immediately and he will not be entitled to any severance payments. Upon Mr. Medved’s death or upon termination other than for Cause, the unvested portion of Mr. Medved’s options will continue to vest.

The employment agreement requires Mr. Medved to assign inventions and other intellectual property which he conceives or reduces to practice during employment to us and to maintain our confidential information during employment and thereafter. Mr. Medved is also subject to a non-competition and a non-solicitation provision that extends for a period of twelve months following termination of his employment.

Andrew Perlman Employment Agreement

Andrew Perlman entered into an employment agreement with us dated March 18, 2010. Pursuant to the terms of his employment agreement, Mr. Perlman’s term of employment is at the will of the parties and may be terminated by either party for any reason or for no reason. In the event Mr. Perlman terminates his employment without good reason (as defined in the employment agreement), he must provide the Company with three months advance notice of such termination. In the event he fails to give the requisite notice, he will forfeit the unvested portion of his stock options and his vested stock options will cease to be exercisable subsequent to the termination date.

During the term of his employment, Mr. Perlman’s annual base salary will be $175,000. In addition, he will be eligible for an annual bonus in an amount to be determined by the board of directors, and will receive $5,000 at the end of each quarter as an advance for such bonus. The Company will grant Mr. Perlman options to purchase (i) 70,000 shares of common stock at an exercise price of $0.01 (vesting over three years from the date of this offering, with the first portion vesting on the first anniversary of the consummation of this offering) and (ii) 90,000 shares of common stock at an exercise price of $5.50 (vesting over four years from the effective date of the employment agreement with the first portion vesting on the first anniversary of the effective date). The foregoing options are included within the 3,650,268 options issuable in connection with this offering, of which 2,812,000 shares have been granted as management options as of the date hereof and 40,000 shares will be granted as a charitable donation.

The employment agreement requires Mr. Perlman to assign inventions and other intellectual property which he conceives or reduces to practice during his employment to us and to maintain our confidential information during employment and thereafter. Mr. Perlman is also subject to a non-competition and a non-solicitation provision that extends for a period of twelve months following termination of his agreement.

David Corre Employment Agreement

David Corre entered into an employment agreement with Vringo (Israel) Ltd., dated June 1, 2006 and amended on January 1, 2010, to serve as Vice President, Finance and Administration. Pursuant to the terms of his employment agreement, Mr. Corre’s term of employment is at the will of the parties and may be terminated by either party for any reason or for no reason by giving advance written notice of 30 days. Notwithstanding the foregoing, Mr. Corre may be dismissed immediately, without prior notice, and with no rights to receive further compensation pursuant to his employment agreement upon the occurrence of any event in which severance payments, in whole or in part, may be denied to Mr. Corre pursuant to Israeli law. Such events include, without limitation: (i) indictment for an offense constituting a felony or involving moral turpitude, theft or embezzlement, whether or not involving the Company; (ii) Mr. Corre’s breach of his confidentiality or non-competition obligations pursuant to his employment agreement; or (iii) an act of bad faith by Mr. Corre towards the Company or any other breach of a fiduciary duty towards the Company or any other breach of his employment agreement.

During the term of his employment, Mr. Corre’s gross monthly salary is NIS 26,000, or an aggregate of NIS 312,000 per year (approximately $84,000 as of March 31, 2010). In October 2008, in an effort to conserve cash, the Company asked and Mr. Corre agreed to reduce this base salary by 10% in exchange for a monthly grant of stock options to purchase 2,025 shares (prior to the anticipated reverse split) of common stock for a period of twelve months. In February 2010, Mr. Corre’s gross monthly salary was increased to NIS 32,000. In addition, the Company shall pay the lease for Mr. Corre’s car. Mr. Corre shall be reimbursed for all pre-approved expenses incurred in connection with his duties pursuant to the employment agreement.

To fulfill obligations to pay severance in certain circumstances pursuant to Israeli law, a Manager’s Policy has been established for Mr. Corre and an amount equal to 15.83% of Mr. Corre’s annual salary will be deposited towards such Manager’s Policy, which amount will be split among an account for severance pay, disability insurance and a pension fund. Except in circumstances that would not require the payment of severance pursuant to Israeli law, in the event of the termination of Mr. Corre’s employment agreement, the Manager’s Policy will be transferred to him personally. The Manager’s Policy would not be transferred to Mr. Corre in certain circumstances, including breach of confidentiality and non-competition provisions or the breach of fiduciary duties. During the term of Mr. Corre’s employment agreement, an amount equal to 7.5% of his base salary will be deposited into a Further Education Fund recognized by Israeli income tax authorities. The funds may be released to Mr. Corre upon his written request.

The employment agreement requires Mr. Corre to assign inventions and other intellectual property which he conceives or reduces to practice during employment to us and to maintain our confidential information during employment and thereafter. Mr. Corre is also subject to a non-competition and a non-solicitation provision that extends for a period of twelve months following termination of his agreement.

Steven Glanz Employment Agreement

Steven Glanz entered into an employment agreement with Vringo (Israel) Ltd., dated June 18, 2006 and as amended on July 29, 2007 and as further amended on January 1, 2010, to act as Senior Vice President, Business Development. Pursuant to the terms of his employment agreement, Mr. Glanz’s term of employment is at the will of the parties and may be terminated by either party for any reason or for no reason by giving advance written notice of 30 days. Notwithstanding the foregoing, Mr. Glanz may be dismissed immediately, without prior notice, and with rights to receive no further compensation pursuant to this employment agreement upon the occurrence of any event in which severance payments, in whole or in part, may be denied to Mr. Glanz pursuant to Israeli law. Such events include, without limitation: (i) indictment for an offense constituting a felony or involving moral turpitude, theft or embezzlement, whether or not involving the Company; (ii) Mr. Glanz’s breach of his confidentiality or non-competition obligations pursuant to his employment agreement; or (iii) an act of bad faith by Mr. Glanz towards the Company or any other breach of a fiduciary duty towards the Company or any other breach of his employment agreement.

During the term of his employment, Mr. Glanz’s gross monthly salary is NIS 40,000, or an aggregate of NIS 480,000 per year (approximately $129,000 as of March 31, 2010). In October 2008, in an effort to conserve cash, the Company asked and Mr. Glanz agreed to reduce this base salary by 10% in exchange for a monthly grant of stock options to purchase 3,116 shares (prior to the anticipated reverse split) of common stock for a period of twelve months. Upon the consummation of this offering, his original base salary will be reinstated. Mr. Glanz shall be reimbursed for all pre-approved expenses incurred in connection with his duties pursuant to the employment agreement.

To fulfill obligations to pay severance in certain circumstances pursuant to Israeli law, a Manager’s Policy has been established for Mr. Glanz and an amount equal to 15.83% of Mr. Glanz’s annual salary will be deposited towards such Manager’s Policy, which amount will be split among an account for severance pay, disability insurance and a pension fund. Except in circumstances that would not require the payment of severance pursuant to Israeli law, in the event of the termination of Mr. Glanz’s employment agreement, the Manager’s Policy will be transferred to him personally. The Manager’s Policy would not be transferred to Mr. Glanz in certain circumstances, including breach of confidentiality and non-competition provisions or the breach of fiduciary duties. During the term of Mr. Glanz’s employment agreement, an amount equal to 7.5% of his base salary will be deposited into a Further Education Fund recognized by Israeli income tax authorities. The funds may be released to Mr. Glanz upon his written request.

In the event the Company is acquired by another entity, Mr. Glanz will be entitled to a 50% acceleration of the vesting of any stock options he holds if his employment is terminated without “cause” or if he resigns with “good reason” as defined in the amendment to his employment agreement.

The employment agreement requires Mr. Glanz to assign inventions and other intellectual property which he conceives or reduces to practice during employment to us and to maintain our confidential information during employment and thereafter. Mr. Glanz is also subject to a non-competition and a non-solicitation provision that extends for a period of 12 months following termination of his agreement.

Stuart Frohlich Employment Agreement

On January 1, 2007, Stuart Frohlich entered into an employment agreement with Vringo (Israel) Ltd. and amended on January 1, 2010 to act as Chief Operating Officer. Pursuant to the terms of his employment agreement, Mr. Frohlich’s term of employment is at the will of the parties and may be terminated by either party for any reason or for no reason by giving advance written notice of 30 days. Notwithstanding the foregoing, Mr. Frohlich may be dismissed immediately, without prior notice, and with rights to receive no further compensation pursuant to this employment agreement upon the occurrence of any event in which severance payments, in whole or in part, may be denied to Mr. Frohlich pursuant to Israeli law. Such events include, without limitation: (i) indictment for an offense constituting a felony or involving moral turpitude, theft or embezzlement, whether or not involving the Company; (ii) Mr. Frohlich’s breach of his confidentiality or non-competition obligations pursuant to his employment agreement; or (iii) an act of bad faith by Mr. Frohlich towards the Company or any other breach of a fiduciary duty towards the Company or any other breach of his employment agreement.

During the term of his employment, Mr. Frohlich receives a gross monthly salary of NIS 40,000, or an aggregate of NIS 480,000 per year (approximately $129,000 as of March 31, 2010). In October 2008, in an effort to conserve cash, the Company asked and Mr. Frohlich agreed to reduce this base salary by 10% in exchange for a monthly grant of stock options to purchase 3,116 shares (prior to the anticipated reverse split) of common stock for a period of twelve months. Upon the consummation of this offering, his original base salary will be reinstated. Mr. Frohlich shall be reimbursed for all pre-approved expenses incurred in connection with his duties pursuant to the employment agreement. In addition, the Company shall pay the lease for Mr. Frohlich’s car.

To fulfill obligations to pay severance in certain circumstances pursuant to Israeli law, a Manager’s Policy has been established for Mr. Frohlich and an amount equal to 15.83% of Mr. Frohlich’s annual salary will be deposited towards such Manager’s Policy, which amount will be split among an account for severance pay, disability insurance and a pension fund. Except in circumstances that would not require the payment of severance pursuant to Israeli law, in the event of the termination of Mr. Frohlich’s employment agreement, the Manager’s Policy will be transferred to him personally. The Manager’s Policy would not be transferred to Mr. Frohlich in certain circumstances, including breach of confidentiality and non-competition provisions or the breach of fiduciary duties. During the term of Mr. Frohlich’s employment agreement, an amount equal to 7.5% of his base salary will be deposited into a Further Education Fund recognized by Israeli income tax authorities. The funds may be released to Mr. Frohlich upon his written request.

The employment agreement requires Mr. Frohlich to assign inventions and other intellectual property which he conceives or reduces to practice during employment to us and to maintain our confidential information during employment and thereafter. Mr. Frohlich is also subject to a non-competition and a non-solicitation provision that extends for a period of 12 months following termination of his agreement.

Outstanding Equity Awards at 2009 Fiscal Year End

The table below sets forth information regarding outstanding equity awards held by our named executive officers as of the end of 2009 granted under our 2006 Stock Option Plan. We have omitted from this table the columns pertaining to stock awards because they are inapplicable.

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Vesting commencement date	Option expiration date
Jonathan Medved (1)	11,719	9,115	3.00	7/30/2007	7/30/2013
Jonathan Medved (1)	731	2,192	1.50	11/1/2008	6/25/2015
Jonathan Medved (1)	—	4,383	1.50	1/1/2009	6/25/2015
Jonathan Medved (1)	—	4,383	1.50	4/1/2009	6/25/2015
Stuart Frohlich (1)	3,438	1,563	1.50	1/1/2007	1/1/2013
Stuart Frohlich (1)	729	938	4.50	1/20/2008	1/20/2014
Stuart Frohlich (1)	521	1,146	4.50	7/29/2008	7/29/2014
Stuart Frohlich (1)	260	779	1.50	11/1/2008	6/25/2015
Stuart Frohlich (1)	—	1,558	1.50	1/1/2009	6/25/2015
Stuart Frohlich (1)	—	1,558	1.50	4/1/2009	6/25/2015
David Corre (2)	2,917	417	1.50	10/30/2006	10/30/2012
David Corre (1)	1,094	1,406	4.50	1/20/2008	1/20/2014
David Corre (1)	521	1,146	4.50	7/29/2008	7/29/2014
David Corre (1)	169	506	1.50	11/1/2008	6/25/2015
David Corre (1)	—	1,013	1.50	1/1/2009	6/25/2015
David Corre (1)	—	1,013	1.50	4/1/2009	6/25/2015
Steven Glanz (2)	7,292	1,042	1.50	10/30/2006	10/30/2012
Steven Glanz (1)	2,917	3,750	4.50	1/20/2008	1/20/2014
Steven Glanz (1)	260	779	1.50	11/1/2008	6/25/2015
Steven Glanz (1)	—	1,558	1.50	1/1/2009	6/25/2015
Steven Glanz (1)	—	1,558	1.50	4/1/2009	6/25/2015

(1)	25% of the options awards vest in arrears on the date which is twelve months after the applicable vesting commencement date, subject to the optionee’s continuous service status on such date. The remaining 75% of the options vest in twelve equal quarterly increments (6.25% per quarter) over the subsequent three years, subject to the optionee’s continuous service status on the relevant vesting date.
(2)	These option awards are subject to a 42 month vesting schedule with the first 25% vesting after completion of the first six months of service commencing as of the date of adoption of the Plan, or April 30, 2007. The remaining 75% of the options vest in 12 equal quarterly installments (6.25% per quarter) over the subsequent three years, subject to the optionee’s continuous service status on the relevant vesting date.

Employee Benefit Plans

Under Israeli law, our subsidiary is required to make severance payments to terminated employees and employees leaving employment in certain other circumstances, based on the most recent monthly salary for each year of an employee’s service. All of the subsidiary’s employees have signed agreements with the subsidiary limiting its severance liability to actual deposits in the above mentioned severance plans, pursuant to Section 14 of the Severance Payment Law of 1963.

2006 Stock Option Plan

On October 30, 2006, we adopted the 2006 Stock Option Plan, or Option Plan, pursuant to which we reserved, prior to the anticipated 1 for 6 reverse split, 880,000 shares of common stock for issuance. On July 30, 2007, we amended and restated the original plan in its entirety, which increased the number of common stock reserved for issuance to 2,791,000. On January 27, 2010, we amended the Option Plan to increase the number of shares of common stock reserved for issuance to 14,139,342. The awards issuable under the Option Plan include incentive stock options, nonqualified stock options and other options issued pursuant to Israeli law. The Option Plan is administered by our board of directors or a committee appointed by our board of directors, who have the discretion to determine the terms and conditions of awards issued thereunder, including the exercise price and vesting period. The options are exercisable for six years from the effective date. The Option Plan provides for grants or sales of common stock options to employees, directors and consultants.

As of the date hereof and after giving effect to the anticipated reverse split, we have outstanding options to purchase an aggregate of 247,393 shares of our common stock at a weighted exercise price of $2.75 per share pursuant to the Option Plan. Of these outstanding options, 129,197 are issued to our current directors and officers. In connection with this offering, we will issue options to our management, employees, directors and consultants to purchase (i) 1,825,134 shares of our common stock at an exercise price of $0.01 per share (of which 1,392,000 shares have been granted as of the date hereof and a further 20,000 shares will be granted as a charitable donation) and (ii) 1,825,134 shares of our common stock at an exercise price of $5.50 per share (of which 1,420,000 shares have been granted as of the date hereof and a further 20,000 shares will be granted as a charitable donation) pursuant to the Option Plan. Accordingly, upon consummation of this offering, we will have outstanding options to purchase an aggregate of 3,897,661 shares of our common stock at a weighted exercise price of $2.71 per share. For additional details regarding our outstanding options, please refer to the Stockholders’ Equity note to the Financial Statements.

Director Compensation

The following table and text discuss the compensation of persons who served as a member of our Board of Directors during all or part of 2009, other than Mr. Medved whose compensation is discussed under “Executive Compensation” above and who was not separately compensated for Board service.

Name	Option Awards ($) (1)	All other compensation ($)		Total ($)
Seth Siegel	$—	$—		$—
Edo Segal	$—	$18,000	(2)	$18,000
Andrew Perlman	$2,990	$22,846	(3)	$25,836
Ralph Simon	$2,300	$—		$2,300

(1)	Amounts represent the aggregate grant date fair value in accordance with FASB ASC Topic 718. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Accounting for Stock-Based Compensation” for the assumptions made in the valuation of the equity awards.
(2)	Represents consulting fee to corporation under his control.
(3)	Represents employee salary for January and February 2009.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, as it may be amended from time to time, none of our directors will be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty as a director.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to us or our stockholders;

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	Any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation also provides discretionary indemnification for the benefit of our directors, officers, and employees, to the fullest extent permitted by Delaware law, as it may be amended from time to time. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors or officers, or persons controlling us, pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to our amended and restated bylaws, we are required to indemnify our directors, officers, employees and agents, and we have the discretion to advance his or her related expenses, to the fullest extent permitted by law.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

PRINCIPAL STOCKHOLDERS

The table below sets forth the beneficial ownership of our common stock as of June 1, 2010 and as adjusted to reflect the sale of our common stock included in the units offering by this prospectus (assuming none of the individuals listed purchase units in this offering), by:

•	each person who owns more than 5% of our outstanding shares of common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. The table below includes the 864,332 shares of common stock issuable upon exercise of the Special Bridge Warrants, which warrants are currently exercisable. The figures included in the “As Adjusted for the Offering” column in the table below also include warrants issuable to holders of the Bridge Notes upon consummation of this offering. The 3,650,268 shares of common stock issuable upon exercise of the management options granted in connection with this offering are not included in the table, since these options are not exercisable within 60 days of the completion of this offering.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital stock shown as beneficially owned, subject to applicable community property laws.

We have assumed no exercise of the outstanding warrants or options (other than, in the case of each individual or entity listed in the table below, warrants or stock options held by that individual or entity that will be exercisable for our common stock within sixty days of June 1, 2010).

The number of shares of common stock issued and outstanding before this offering is 2,700,278, which includes 366,772 shares of common stock outstanding on the date of this prospectus and shares of common stock that will be acquired by our existing holders of preferred stock and Bridge Note at the closing of this offering upon the (i) exchange of all outstanding shares of our preferred stock and (ii) conversion of all outstanding Bridge Notes payable based upon the offering price of $4.60.

The percentage of common stock beneficially owned after this offering is based on 5,092,278 shares of common stock to be outstanding after this offering, which includes (i) the shares of common stock that will be acquired by our existing preferred stock holders and holders of the Bridge Notes at the closing of this offering upon exchange of all outstanding shares of preferred stock and conversion of all outstanding Bridge Notes payable and (ii) $11,003,200 of units (or 2,392,000 units) being offered for sale in this offering but assumes no exercise of the warrants comprising the units offered for sale or the underwriters’ over-allotment option.

	Common Stock
	Before the Offering			As Adjusted for the Offering
	Number of Shares of Common Stock Beneficially Owned (2)(3)		Percentage of Common Stock (2)(4)	Number of Shares of Common Stock Beneficially Owned (3)		Percentage of Common Stock (4)
Name of beneficial owner (1)
Five percent or more beneficial owners:
Warburg Pincus Private Equity IX, L.P.	840,116		22.6%	840,116		16.5%
450 Lexington Avenue
New York, New York 10017

Iroquois Master Fund Ltd.	237,323	(5)	6.4%	431,525	(15)	8.0%
641 Lexington Ave, 26th Floor
New York, New York 10022

David Goldfarb	221,696	(6)	6.0%	250,680	(16)	4.9%

Directors and named executive officers:
Jonathan Medved (7)	199,068		5.3%	199,068		3.9%
Seth M. Siegel	130,091	(8)	3.5%	188,061	(17)	3.6%
Steven Glanz (9)	22,862		*	22,862		*
Edo Segal (10)	16,250		*	16,250		*
Philip Serlin	—		*	—		*
Gary Ginsberg	—		*	—		*
Andrew Perlman (11)	7,208		*	7,208		*
Stuart Frohlich (12)	6,930		*	6,930		*
David Corre (13)	6,249		*	6,249		*
Ralph Simon (14)	1,812		*	1,812		*
All current directors and officers as a group (10 individuals)	390,472		10.5%	448,442		8.7%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of the individuals is c/o Vringo (Israel) Ltd., BIG Center, 1 Yigal Allon Blvd, Bet Shemesh 99062, Israel.
(2)	Assumes the full exercise of all options and warrants held by the principal stockholders that are exercisable within 60 days of June 1, 2010, except for warrants held by existing holders of our Series B Convertible Preferred Stock, which will be cancelled upon the consummation of this offering, and warrants issuable to holders of the Bridge Notes upon consummation of this offering.
(3)	All ownership is direct beneficial ownership, except for 19,165 shares held in a trust controlled by Seth Siegel.
(4)	Percentage of common stock excludes the exercise of all options and warrants held by the holder that are not exercisable within 60 days.
(5)	Includes 97,101 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.

(6)	Includes 29,941 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(7)	Includes 17,701 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(8)	Includes 42,318 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(9)	Includes 13,284 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(10)	Includes 16,250 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(11)	Includes 7,208 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(12)	Includes 6,930 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(13)	Includes 6,249 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(14)	Includes 1,812 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(15)	Includes 291,303 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(16)	Includes 43,476 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.
(17)	Includes 86,955 shares of common stock issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions that we entered into with our executive officers, directors or 5% stockholders during the past two years. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future related party transactions will be approved by our audit committee or a majority of our independent directors who do not have an interest in the transaction and who will have access, at our expense, to our independent legal counsel.

On May 8, 2006, we consummated a private placement of 588 shares of our Series A Convertible Preferred Stock for an aggregate purchase price of $2.35 million, or the Series A Financing. We issued 2,353,299 additional shares of Series A Convertible Preferred Stock as a stock dividend in August 2006, resulting in a total of 2,353,887 shares of Series A Convertible Preferred Stock outstanding. Investors in the Series A Financing included the following directors and officers and their affiliates and 5% stockholders: Jonathan Medved, our Chief Executive Officer ($50,000), Steven Glanz, our Senior Vice President, Business Development ($50,000), Daniel T. Ciporin, a director at the time ($100,000), Seth M. Siegel, a director ($100,000), Seth Mitchell Siegel Family Trust, a trust controlled by Mr. Siegel ($100,000) and Smithfield Fiduciary LLC, a 5% stockholder at the time of the transaction ($276,000).

On February 26, 2007, we entered into a convertible loan agreement pursuant to which we received loans in the aggregate amount of $2,064,000 from the lenders named therein (collectively the “Convertible Loan”), which included: Jonathan Medved ($50,000), Daniel T. Ciporin ($25,000) ,Seth M. Siegel ($200,000), Smithfield Fiduciary Trust LLC ($234,000) and Shea Ventures LLC, a 5% stockholder at the time of the transaction ($750,000). Pursuant to the terms of the Convertible Loan, the outstanding principal amount and any accrued and unpaid interest thereon may be converted into a subsequent financing meeting certain conditions at a discount to the offering pricing of the securities in such subsequent offering. The amounts outstanding pursuant to the Convertible Loan were converted into the Series B Financing, which is described below.

On July 30, 2007, we consummated a private placement of 4,592,794 shares of Series B Convertible Preferred Stock, 200,694 shares of common stock and warrants to purchase 1,201,471 shares of common stock for an aggregate purchase price of $12,118,213, or the Series B Financing. This amount included the conversion of the Convertible Loan, including the amounts set forth above. Investors and those converting outstanding loan amounts in the Series B Financing included the following directors and officers of the Company and their affiliates and 5% stockholders: Jonathan Medved, Seth M. Siegel, Shea Ventures LLC and Warburg Pincus Private Equity (which purchased $10,000,000 of securities in the Series B Financing).

On December 29, 2009, we issued 5% subordinated convertible promissory notes, or the Bridge Notes, in the aggregate amount of $3.0 million in a private placement, or the Bridge Financing. Investors in the Bridge Financing included the following directors, officers and 5% stockholders: Seth M. Siegel ($100,000), David Goldfarb, our co-founder, chief technology officer and 5% stockholder ($50,000) and Iroquois Master Fund, a 5% stockholder upon completion of the Bridge Financing ($335,000). Contemporaneous with this offering, we are also registering for resale of the shares of common stock issuable upon conversion or exercise of the securities issued in the Bridge Financing. All of the investors in the Bridge Financing, including the foregoing directors, officers and 5% stockholders, are named as selling securityholders in the resale prospectus which we are filing contemporaneously with this offering.

On December 29, 2009, the holders of the Series A Convertible Preferred Stock, including the directors, officers and 5% stockholders set forth above, entered into an agreement with the Company to exchange all of the outstanding shares of Series A Convertible Preferred Stock into an aggregate of 451,161 shares of common stock of the Company. Holders of the Series A Convertible Preferred Stock will receive 1.15 shares of common stock in exchange for each share of preferred stock, which represents a more favorable ratio than the one-for-one conversion ratio of the preferred stock. In the event the offering price of the units sold in this offering is lower than anticipated, the exchange ratio will decrease and we will issue fewer shares of common stock to holders of the Series A Convertible Preferred Stock.

On December 29, 2009, the holders of the Series B Convertible Preferred Stock, including the directors, officers and 5% stockholders set forth above, entered into an agreement with the Company to exchange all of the outstanding shares of Series B Convertible Preferred Stock into an aggregate of 1,018,069 shares of common stock of the Company. Holders of the Series B Convertible Preferred Stock will receive 1.33 shares of common stock in exchange for each share of preferred stock, which represents a more favorable ratio than the one-for-one conversion ratio of the preferred stock. In the event the offering price of the units sold in this offering is lower than anticipated, the exchange ratio will increase and we will issue additional shares of common stock to holders of the Series B Convertible Preferred Stock.

In addition, the holders of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock agreed that the Investor Rights Agreement governing the rights and privileges of the holders of the preferred stock, as well as the outstanding warrants held by holders of our Series B Convertible Preferred Stock, would terminate upon the consummation of this offering. The exchange ratios and the other provisions of these agreements were determined through negotiations between the holders of these shares and the Company.

Mr. Medved and Mr. David Goldfarb, our co-founders and the original stockholders, are deemed to be our “promoters” as these terms are defined under the federal securities laws.

Our intellectual property counsel is Heidi Brun Associates, a patent firm owned by Heidi Brun, the wife of our co-founder and chief technology officer, David Goldfarb. We paid the patent firm approximately $29,000 for the three months ended March 31, 2010 (including $25,000 for legal services and $4,000 for the sub-lease of approximately 10% of our office space) and $104,000 in 2009 (including $90,000 for legal services and $14,000 for the sub-lease).

We paid Degel Software Limited, or Degel, approximately $48,000 for the three months ended March 31, 2010 and $86,000 for consulting services rendered in 2009. Degel is owned by David Goldfarb, our chief technology officer and co-founder. As of June 1, 2010, Mr. Goldfarb held 6.0% of our outstanding shares of common stock. He has previously served as one of our officers and directors.

DESCRIPTION OF SECURITIES

Upon the closing of this offering, our authorized capital stock will consist of 28,000,000 shares of common stock and 5,000,000 shares of preferred stock. Prior to the anticipated reverse split, we have 2,200,694 shares of common stock issued and outstanding and 2,353,887 shares of Series A Convertible Preferred Stock and 4,592,794 shares of Series B Convertible Preferred Stock issued and outstanding. Upon the closing of this offering and subsequent to the reverse split: (i) our outstanding shares of Series A Convertible Preferred Stock will be exchanged for 451,121 shares of common stock; (ii) our outstanding shares of Series B Convertible Preferred Stock will be exchanged for 1,018,053 shares of common stock; and (iii) all of our Bridge Notes will convert into an aggregate of 864,332 shares of common stock. Assuming such exchange and conversion, as of the date of this prospectus, we have 2,700,278 shares of common stock outstanding held of record by fifty seven stockholders and no outstanding shares of preferred stock. Upon the closing of this offering, we will have outstanding options to purchase 3,897,661 shares of common stock and warrants to purchase 8,185,006 shares of common stock.

Units

Each unit consists of one share of common stock and two warrants. Each warrant entitles the holder to purchase one share of common stock. The units will continue to trade and the common stock and warrants comprising the units will begin separate trading on or prior to the 90th day following the date of this prospectus. We will issue a press release announcing when such separate trading will begin.

Common Stock

Holders of our common stock are entitled to one vote for each share held on matters submitted to a vote of the stockholders and do not have cumulative voting rights. Holders of our common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of our outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we have designated and issued or which we may designate and issue in the future.

Series A Convertible Preferred Stock

The Series A Convertible Preferred Stock ranks junior to the Series B Convertible Preferred Stock and senior to the common stock and any of our other equity securities of the Company with respect to all rights, privileges and preferences.

After payment in full or setting aside for payment the dividends on the Series B Convertible Preferred Stock, any additional dividends or distributions (other than dividends on the common stock payable solely in common stock) shall be declared or paid among the holders of the preferred stock and common stock then outstanding in proportion to the number of shares held as if all shares of preferred stock were converted to common stock at the then-applicable conversion price.

After the payment of the liquidation preference to the holders of the Series B Convertible Preferred Stock, the holders of the Series A Convertible Preferred Stock shall be entitled to receive liquidation distributions.

The holders of the Series A Convertible Preferred Stock are entitled to one vote for each share of common stock into which the Series A Convertible Preferred Stock are convertible voting together with the common stock as a single class at all meetings of stockholders. In addition, the holders of a majority of the then-outstanding shares of Series A Convertible Preferred Stock, voting together with the common stock as a class, and the then-outstanding shares of Series B Convertible Preferred Stock, shall be entitled to elect three members of the Company’s board of directors. The vote of a majority of the then-outstanding Series A Convertible Preferred Stock shall also be required to permit the Company to take a variety of corporate actions.

Each share of Series A Convertible Preferred Stock is convertible into one share of common stock. Each share of Series A Convertible Preferred Stock shall automatically convert into shares of common stock upon the earlier of the date specified by vote or agreement of holders of a majority of the shares of Series A Convertible Preferred Stock then outstanding or immediately upon the closing of a “qualified IPO”.

All shares of the Series A Convertible Preferred Stock will be exchanged into 451,121 shares of our common stock upon the closing of this offering.

Series B Convertible Preferred Stock

The Series B Convertible Preferred Stock rank senior to any share of the Series A Convertible Preferred Stock or common stock and any other equity securities of the Company with respect to all rights, privileges and preferences. The holders of our Series B Convertible Preferred Stock are entitled to receive non-cumulative dividends at the rate of $0.21108 if and when declared by the Company.

No dividends or other distributions shall be paid with respect to any shares of the Series A Convertible Preferred Stock or the common unless and until all accrued and unpaid dividends on the Series B Convertible referred Stock shall have been paid or declared and set apart for payment. After payment in full or setting side for payment the dividends on the Series B Convertible Preferred Stock, any additional dividends or distributions (other than dividends on the common stock payable solely in common stock) shall be declared or paid among the holders of the preferred stock and common stock then outstanding in proportion to the number of shares held as if all shares of preferred stock were converted to common stock at the then-applicable conversion price.

The holders of the Series B Convertible Preferred Stock shall be entitled to receive liquidation distributions prior to the holders of the Series A Convertible Preferred Stock and the common stock. In addition, after payment to the Series B Convertible Preferred Stock as described above and after payment of liquidation distributions to the holders of the Series A Convertible Preferred Stock, the remaining assets of the Company shall be available for distribution among the holders of the Series B Convertible Preferred Stock and the common stock in proportion to the number of shares of common stock held by them with the shares of Series B Convertible Preferred Stock being treated as if they had been converted into shares of common stock at the then-effective conversion price.

The holders of the Series B Convertible Preferred Stock are entitled to one vote for each share of common stock into which the Series B Convertible Preferred Stock are convertible voting together with the common stock as a single class at all meetings of stockholders. In addition, the holders of a majority of the then-outstanding shares of Series B Convertible Preferred Stock, voting as a class, shall be entitled to elect two members of the Company’s board of directors. Moreover, the holders of a majority of the then-outstanding shares of Series A Convertible Preferred Stock, voting together with the common stock as a class, and the then-outstanding shares of Series B Convertible Preferred Stock, shall be entitled to elect three members of the Company’s board of directors. The vote of a majority of the then-outstanding Series B Convertible Preferred Stock shall also be required to permit the Company to take a variety of corporate actions.

The holders of a majority of the then-outstanding shares of Series B Convertible Preferred Stock may, at any time after July 30, 2013, require the Company to redeem all or any number of shares of the Series B Convertible Preferred Stock at the redemption price, which is the greater of the original issue price plus declared but unpaid dividends or the fair market value of the Series B preferred shares on the day of the redemption election. Each share of Series B Convertible Preferred Stock is convertible into one share of common stock. Each share of Series B Convertible Preferred Stock shall automatically convert into shares of common stock upon the earlier of the date specified by vote or agreement of holders of a majority of the shares of Series B Convertible Preferred Stock then outstanding or immediately upon the closing of a “qualified IPO”.

All shares of our Series B Convertible Preferred Stock, including all dividends accrued thereon, if any, will be exchanged for 1,018,053 shares of our common stock upon the closing of this offering. Upon conversion, the holders of the Series B Convertible Preferred Stock shall not retain the right to accrue additional dividends.

New Preferred Stock

Upon the closing of this offering, our amended and restated certificate of incorporation will authorize the issuance of 5,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business transaction. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of blank check preferred stock, we cannot assure you that we will not do so in the future.

Bridge Notes

On December 29, 2009, we issued 5% subordinated convertible promissory notes, or the Bridge Notes, in the aggregate amount of $3.0 million in a private placement, or the Bridge Financing. Upon consummation of this offering, the Bridge Notes will automatically convert into one share of common stock and two warrants at a conversion price equal to $3.45. The Bridge Notes will mature six months from the date of the closing of the Bridge Financing, unless converted earlier upon the consummation of this offering. The Bridge Notes bear an interest at the rate of 5% per annum. The Interest on the Bridge Notes will accrue until maturity and all accrued but unpaid interest will be paid in cash upon maturity or conversion.

The warrants issuable upon conversion of the Bridge Notes, or the Conversion Warrants, will be similar to the warrants issued in this offering except that the Conversion Warrants will include the following additional features: (i) price protection in the event we issue securities with an exercise price or conversion price less than the exercise price of the Conversion Warrants, (ii) cashless exercise if the shares of common stock issuable upon exercise of the Conversion Warrants are not covered by an effective registration statement, (iii) right to the payment in cash of the value of the Conversion Warrants as determined by the Black Scholes Option Pricing Model in the event of any merger, consolidation, sale of substantially all of our assets, tender offer, exchange offer or any similar fundamental transaction and (iv) limitation on the exercise of the Conversion Warrants if such exercise would result in the holder owning more than 4.99% of our outstanding shares of common stock.

Options Outstanding

As of March 31, 2010, there were outstanding options to purchase an aggregate of 247,393 shares of our common stock at a weighted exercise price of $2.71 per share pursuant to the Option Plan. Of these outstanding options, 129,197 are issued to our current directors and officers. In connection with this offering, we will issue options to our management, employees, directors and consultants pursuant to the Option Plan to purchase (i) 1,825,134 shares of our common stock at an exercise price of $0.01 per share (of which 1,392,000 shares have been granted as of the date hereof and a further 20,000 shares will be granted as a charitable donation) vesting annually over three or four years (according to the applicable schedule of the optionee) with the first portion vesting on the first anniversary of the consummation of this offering and (ii) 1,825,134 shares of our common stock at an exercise price of $5.50 per share (of which 1,420,000 shares have been granted as of the date hereof and a further 20,000 shares will be granted as a charitable donation) vesting quarterly over four years with the first portion vesting on the first anniversary of the consummation of this offering. Accordingly, upon consummation of this offering and assuming the issuance of all management options, we will have outstanding options to purchase an aggregate of 3,897,661 shares of our common stock at a weighted exercise price of $2.75 per share. For additional details regarding our outstanding options, please refer to the Stockholders’ Equity and Subsequent Events notes to the Financial Statements.

Warrants

Series B Warrants

As of March 31, 2010, there were warrants held by holders of our Series B Convertible Preferred Stock, or Series B Warrants, to purchase 200,245 shares of common stock outstanding exercisable at $30.12 per share for a period beginning on July 30, 2007 and terminating on the earlier of: (i) 5:00 p.m. on July 30, 2010 or (ii) the closing of a bona fide equity financing for the principal purpose of raising capital, pursuant to which we raise at least $10,000,000 from the sale of shares of preferred stock.

The exercise price and number of shares of common stock issuable upon exercise of the Series B Warrants may be adjusted in certain circumstances, including in the event of any stock dividend, reclassification, capital reorganization, change in the capital stock of the Company or a change in control (as defined in the warrants).

The Series B Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices with the exercise form included with the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock, including any voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares of common stock will be issued upon exercise of the Series B Warrants. If, upon exercise of the Series B Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, make a cash payment therefore on the basis of the exercise price then in effect.

The Series B Warrants will be cancelled upon the consummation of this offering.

Other Warrants

As of the date hereof, there are warrants to purchase 20,000 shares of common stock outstanding exercisable at $1.50 held by a charity. These warrants expire in October 2016.

Bridge Warrants

In connection with the Bridge Financing, we issued to the purchasers of the Bridge Notes warrants to purchase 864,332 shares of common stock. These warrants are exercisable for five years to purchase one share of our common stock at an exercise price of $2.75 per share. Upon the closing of this offering, the Bridge Notes will convert into an aggregate of 864,332 shares of common stock and warrants to purchase 1,728,664 shares of common stock. Each of these warrants is exercisable for five years from the consummation of this offering to purchase one share of our common stock at an exercise price of $5.06.

The lead investors in the Bridge Financing received additional warrants to purchase 482,346 shares of common stock at $0.01 per share. These warrants will be exercisable 65 days subsequent to the consummation of this offering, will expire four years after issuance and will be subject to a lock-up agreement for six months subsequent to exercise. Our senior lenders received warrants to purchase 250,000 shares of our common stock in exchange for granting us a six-month moratorium on principal payments on our venture loan in connection with the Bridge Financing. These warrants may be exercised at $2.75 per share and expire ten years after issuance. The warrants to purchase 151,602 shares of Series B Convertible Preferred Stock held by our senior lenders were terminated upon the closing of the Bridge Financing. In connection with its services as placement agent for the Bridge Financing, Maxim Group LLC received warrants to purchase 55,664 shares of common stock. These warrants may be exercised at 110% of the conversion price of the Bridge Notes, or $3.795 per share, and expire five years after issuance.

The exercise price and number of shares of common stock issuable upon exercise of the foregoing warrants may be adjusted in certain circumstances, including in the event of any stock split or dividend. These warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices with the exercise form included with the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock, including any voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares of common stock will be issued upon exercise of these warrants. If, upon exercise of the Bridge Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round the number of shares issuable to the nearest whole share.

Public Warrants

The public warrants entitle the registered holder to purchase one share of our common stock at a price of $5.06, subject to adjustment as discussed below, at any time commencing upon consummation of this offering and terminating at 5:00 p.m., New York City time, on June 21, 2015, the fifth anniversary of the date of this prospectus. The public warrants shall begin trading separately on or prior to the 90th day after the date of this prospectus. We will issue a press release announcing when such separate trading will begin.

The public warrants will be issued in registered form under a warrant agreement between us and our warrant agent. The material provisions of the public warrants are set forth herein and a copy of the warrant agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend on or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the public warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of public warrants being exercised. The public warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their public warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No public warrants will be exercisable unless at the time of the exercise a prospectus relating to common stock issuable upon exercise of the public warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the public warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. If we are unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore are unable to deliver registered shares of common stock, the warrants may become worthless. Such expiration would result in each holder paying the full unit purchase price solely for the shares of common stock underlying the units. Additionally, the market for the public warrants may be limited if the prospectus relating to the common stock issuable upon exercise of the public warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of such warrants reside. In no event will the registered holders of a public warrant be entitled to receive a net-cash settlement, stock or other consideration in lieu of physical settlement in shares of our common stock.

We may redeem the outstanding warrants without the consent of any third party or the representatives of the underwriters:

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days prior written notice of redemption; and

•

if, and only if, the last sales price of our common stock equals or exceeds $10.00 per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption;

provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement covering shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such common stock.

No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrantholder. If multiple warrants are exercised by the holder at the same time, we will aggregate the number of whole shares issuable upon exercise of all the warrants.

The price of the warrants has been arbitrarily established by us and the representative of the underwriters after giving consideration to numerous factors, including but not limited to, the pricing of the units in this offering. No particular weighting was given to any one aspect of those factors considered. We have not performed any method of valuation of the warrants.

Registration Rights

We agreed with the investors in the Bridge Financing to register the resale of the shares of common stock issuable upon conversion of the Bridge Notes and the shares of common stock issuable upon exercise of the Bridge Warrants and the Special Bridge Warrants on the registration statement filed with the SEC in connection with this offering. In the event we are unable to register all the shares of common stock in connection with this offering, we agreed to file an additional registration statement to cover any such unregistered shares within six months of the consummation of this offering and to use our best efforts to cause the registration statement to be declared effective as promptly as possible after filing and to keep the registration statement continuously effective until all such shares may be sold pursuant to Rule 144. We agreed to pay all fees and expenses related to the filing of such registration statements.

Anti-takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our restated bylaws could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interest.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporations Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar

The transfer agent and registrar for the units, common stock and warrants will be American Stock Transfer & Trust Company.

Listing

The units, common stock and warrants will be listed on the NYSE Amex under the symbols “VRNGU,” “VRNG” and “VRNGW,” respectively.

Shares Eligible for Future Sale

Prior to this offering, there was no public market for our securities. When a public market develops, future sales of substantial amounts of our securities in the public market could adversely affect market prices. Upon consummation of this offering, we will have 5,092,278 shares of common stock issued and outstanding.

Approximate Number of Shares Eligible for Future Sale	Date
2,392,000	Upon consummation of this offering, freely tradeable shares of common stock sold in this offering.

2,700,278	Upon consummation of this offering, freely tradeable shares subject to the lock-up agreements described above. These shares include shares of common stock issued upon (i) conversion of the Bridge Notes and (ii) exchange of our outstanding shares of preferred stock.

In addition, as of the date of this prospectus, we had outstanding options to purchase 247,393 shares of common stock. In connection with this offering, we will be issuing warrants to purchase 4,784,000 shares of common stock. In addition, we (i) will issue options to purchase 3,650,268 shares of common stock, of which 2,812,000 shares have been granted as management options as of the date hereof and 40,000 will be granted as a charitable donation, (ii) have reserved 1,728,664 shares of common stock issuable upon exercise of warrants to be issued to the investors in the Bridge Financing, upon conversion of the Bridge Notes, (iii) have reserved an additional 864,332 shares of common stock issuable upon exercise of the Special Bridge Warrants, (iv) have reserved 788,010 shares of common stock issuable upon exercise of additional warrants issued in connection with the Bridge Financing, and (v) have agreed to issue up to an additional 1,076,400 shares of common stock issuable upon exercise in full of the over-allotment option by the underwriters. Many of the options and warrants which will be outstanding following this offering have exercise prices that are below, and in some cases significantly below, the price of the units sold in this offering. The average weighted exercise price of these outstanding options and warrants is $3.89, which is significantly below the price of the units sold in this offering. Such securities, when exercised, will increase the number of issued and outstanding shares of common stock and could have an adverse effect on the market price for our securities.

Rule 144

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding (which will equal approximately 50,923 shares immediately after this offering); or

•

the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, assuming that our common stock is trading at such time.

Sales by a person deemed to be our affiliate under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, Maxim Group LLC, who is acting as the sole book-running manager and sole representative of the underwriters of this offering, each underwriter named below has severally agreed to purchase from us on a firm commitment basis the following respective number of units at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Maxim Group LLC	1,674,400
Chardan Capital Markets, LLC	358,800
Ladenburg Thalmann & Co. Inc.	358,800

Total	2,392,000

The underwriting agreement provides that the obligation of the underwriters to purchase all of the 2,392,000 units being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the 2,392,000 units being offered to the public, other than those covered by the over-allotment option described below, if any of these units are purchased.

Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 45 days after the effective date of the registration statement, to purchase up to $1,650,480 of additional units (or 358,800 units) at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the units offered by this prospectus. The over-allotment option will only be used to cover the net syndicate short position resulting from the initial distribution. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional units as the number of units to be purchased by it in the above table bears to the total number of units offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional units to the underwriters to the extent the option is exercised. If any additional units are purchased, the underwriters will offer the additional units on the same terms as those on which the other units are being offered hereunder.

Commissions and Discounts

The underwriting discounts and commissions are 8% of the initial public offering price. We have agreed to pay the underwriters the discounts and commissions set forth below, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option. In addition, we have agreed to pay to the underwriters a corporate finance fee equal to 1.75% of the gross proceeds of this offering for the structuring of the terms of the offering.

The representative has advised us that the underwriters propose to offer the units directly to the public at the public offering price set forth on the cover of this prospectus. In addition, the representative may offer some of the units to other securities dealers at such price less a concession of $0.207 per unit. After the common stock is released for sale to the public, the representative may change the offering price and other selling terms at various times.

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. The underwriting discounts and commissions are equal to the public offering price per share less the amount per share the underwriters pay us for the shares.

	Per Unit	Total Without Over- Allotment	Total With Over-Allotment
Public offering price	$4.60	$11,003,200	$12,653,680
Underwriting discount (1)	$0.368	$880,256	$1,012,294
Proceeds, before expenses, to us	$4.232	$10,122,944	$11,641,386

(1)	Does not include the over-allotment option granted to the underwriters and the corporate finance fee in the amount of 1.75% of the gross proceeds payable to the underwriters for the structuring of the terms of the offering.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $500,000, all of which are payable by us.

Lock-Up Agreements

We and each of our officers, directors, and existing stockholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock for a period of twelve (12) months after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Maxim Group LLC, including the issuance of shares of common stock upon the exercise of outstanding options. Notwithstanding the foregoing, our officers, directors and existing stockholders may transfer up to ten percent (10%) of the shares of common stock they beneficially own to a bona fide charity; provided, however, that such charity must agree to be subject to the same lock-up provisions described above for a period of six (6) months from the consummation of this offering.

Each of the purchasers in the Bridge Financing have agreed, subject to certain exceptions, not to offer, sell, grant any option with respect to, pledge or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock for a period of six (6) months after the effective date of the registration statement of which this prospectus is a part. Notwithstanding the foregoing, each of the holders of the shares of common stock issuable upon automatic conversion of the Bridge Notes, the shares of common stock issuable upon exercise of warrants issuable upon automatic conversion of the Bridge Notes, and the shares of common stock issuable upon exercise of the Special Bridge Warrants may sell: (i) 25% of its shares, if the market price of our common stock exceeds $7.00 for five consecutive trading days; (ii) 50% of its shares, if the market price of our common stock exceeds $7.50 for five consecutive trading days; (iii) 75% of its shares, if the market price of our common stock exceeds $8.00 for five consecutive trading days; and (iv) 100% of its shares, if the market price of our common stock exceeds $8.50 for five consecutive trading days.

Maxim Group LLC may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the securityholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Pricing of this Offering

Prior to this offering there has been no public market for any of our securities. The public offering price of the units and the terms of the warrants were negotiated between us and Maxim Group LLC. Factors considered in determining the prices and terms of the units, including the common stock and warrants underlying the units, include:

•	the history and prospects of companies in our industry;

•	prior offerings of those companies;

•	our prospects for developing and commercializing our products; our capital structure;

•	an assessment of our management and their experience; general conditions of the securities markets at the time of the offering; and

•	other factors as were deemed relevant.

However, although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry.

In connection with this offering, the underwriters may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe® PDF format will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other Terms

For a period of eighteen months from the consummation of this offering, we have granted Maxim Group LLC, on any transaction where we elect to employ a banker, the right of first refusal to act as a co- lead manager and book runner, for any and all future public and private equity offerings by us or any of our successors or subsidiaries.

In addition, we have agreed to reimburse the underwriters for up to $125,000 of the legal fees incurred by the underwriters in connection with the offering and $20,000 for the cost of the investigative search firm that conducted an investigation of our officers and directors.

We have further agreed, for a period of three (3) years from the consummation of the offering, to engage a designee of Maxim Group LLC as an observer to our board of directors, where the observer shall attend all meetings of our board of directors and receive all notices and other correspondence and communications sent by us to members of our board of directors. The observer shall be entitled to receive compensation equal to the highest compensation of non-employee directors, exclusive the chairperson of our Audit Committee. The observer also shall be entitled to indemnification by us, coverage under our liability insurance policy for officers and directors, if possible, and reimbursement by us for all costs incurred by him or her in attending any meetings of our board of directors.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

Maxim Group LLC served as placement agent for the Bridge Financing, pursuant to which we issued 5% subordinated convertible promissory notes in the aggregate principal amount of $3.0 million and warrants to purchase an aggregate of 864,332 shares of common stock. The lead investors in the Bridge Financing also received additional warrants to purchase 482,346 shares of common stock. In this transaction, Maxim Group LLC received an aggregate of $208,740 in cash and warrants to purchase 55,664 shares of the Company’s common stock, exercisable at 110% of the conversion price of the Bridge Notes, or $3.795 per share.

Maxim Group LLC (or its permitted assignees) may not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants for a period of 12 months from the effective date of the registration statement except to any successor, officer or partner of Maxim Group LLC (or to officers or partners of any such successor), or to any underwriter participating in the offering.

Certain of the underwriters or their affiliates have provided from time to time and may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they have received and may continue to receive customary fees and commissions.

Foreign Regulatory Restrictions on Purchase of Units

We have not taken any action to permit a public offering of the units outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of units and the distribution of the prospectus outside the United States.

Italy. This offering of the units has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no units may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the units to be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the securities or distribution of copies of this prospectus or any other document relating to the securities in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia , on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany. The offering of the units is not a public offering in the Federal Republic of Germany. The units may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), as amended, and any other applicable German law. No application has been made under German law to publicly market the securities in or out of the Federal Republic of Germany. The units are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The units will only be available to persons who, by profession, trade or business, buy or sell securities for their own or a third party’s account.

France. The units offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the securities offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the units offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Switzerland. This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The units are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom. In the United Kingdom, the units offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any units offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the units offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Norway. This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997 as amended. This prospectus has not been approved or disapproved by, or registered with, neither the Oslo Stock Exchange nor the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to other Norwegian potential investors than the addressees without the prior consent of Vringo, Inc.

Denmark. This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005 as amended from time to time or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by or filed with the Danish Financial Supervisory Authority or any other public authorities in Denmark. The offering of units will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Sweden. Neither this prospectus nor the units offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the units offered hereunder be marketed or offered for sale in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

Israel. The units offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA). The units may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the units or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale, directly or indirectly, to the public of the units offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date) an offer of securities to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that have been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

British Virgin Islands. No shares, warrants or units of the Company shall be offered or sold, directly or indirectly, to the public or any member of the public in the British Virgin Islands.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, New York 10017, will pass upon the validity of the securities offered in this prospectus. Ellenoff Grossman & Schole LLP has previously represented Maxim Group LLC and may do so again in the future. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C., New York, New York, has acted as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Vringo, Inc. (a development stage company) as of December 31, 2009 and 2008 and for each of the years in the two-year period from December 31, 2009 and for the cumulative period from January 9, 2006 (inception) through December 31, 2009 have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2009 consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations and net capital deficiency raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The audit report covering the December 31, 2009 consolidated financial statements also refers to the restatement of the consolidated financial statements as of December 31, 2009 and the adoption of the new accounting requirements in FASB ASC 815-40-15, Derivatives and Hedging.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the units offered by this prospectus. This prospectus, which is part of the registration statement filed with the SEC, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the units offered by this prospectus, please see the registration statement and exhibits filed with the registration statement.

You may also read and copy any materials we have filed with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings, including reports, proxy statements and other information regarding issuers that file electronically with the SEC, are also available to the public at no cost from the SEC’s website at http://www.sec.gov. You also may request a copy of the registration statement and these filings by writing us at 18 East 16 th Street, 7 th Floor, New York, New York 10003 or calling us at (646) 525-4319.

Upon closing of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room and the SEC’s website referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2009 and 2008	F-3

Consolidated Statements of Operations For the Year Ended December 31, 2009 and 2008 and the period from inception to December 31, 2009	F-5

Statement of Changes in Stockholders’ Equity For the Year Ended December 31, 2009 and 2008 and the period from inception to December 31, 2009	F-6

Consolidated Statements of Cash Flows For the Year Ended December 31, 2009 and 2008 and the period from inception to December 31, 2009	F-7

Notes to the Consolidated Financial Statements as of December 31, 2009	F-8

Consolidated Balance Sheets as of December 31, 2009 and March 31, 2010 (unaudited)	F-32

Consolidated Statements of Operations For the Three Months Ended March 31, 2010 and 2009 and for the period from inception to March 31, 2010 (unaudited)	F-34

Consolidated Statements of Cash Flows For the Three Months Ended March 31, 2010 and 2009 and for the period from inception to March 31, 2010 (unaudited)	F-35

Notes to the Consolidated Financial Statements as of March 31, 2010 (unaudited)	F-36

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders’

Vringo, Inc. (a Development Stage Company):

We have audited the accompanying consolidated balance sheets of Vringo, Inc. (a Development Stage Company) and Subsidiary (collectively “the Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years then ended and for the cumulative period from inception of operations through December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vringo, Inc. (a Development Stage Company) and Subsidiary as of December 31, 2009 and 2008 and the results of their operations, changes in stockholders’ equity and their cash flows for each of the years then ended and for the cumulative period from inception of operations through December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2009.

As discussed in Note 2 to the consolidated financial statements, the Company has adopted new accounting requirements in FASB ASC Topic 815, Derivatives and Hedging.

Somekh Chaikin

Certified Public Accountants (Isr.)

Jerusalem, Israel

May 18, 2010

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Balance Sheets as of December 31,

(in thousands except share and per share data)

	Note	2009 (as restated)	2008
		U.S.$	U.S.$
Current assets
Cash and cash equivalents	3	744	6,004
Prepaid expenses and other current assets	4	148	69
Short-term deposit (restricted)	5	2,602	20
Deferred tax assets—short-term	15	24	29

Total current assets		3,518	6,122

Long-term deposit		12	12

Property and equipment, net	6	179	259

Deferred tax assets—long-term	15	80	50

Total assets		3,789	6,443

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Balance Sheets as of December 31,—(Continued)

(in thousands except share and per share data)

		2009 (as restated)	2008
	Note	U.S.$	U.S.$
Current liabilities
Accounts payable and accrued expenses*	7	876	196
Accrued compensation		304	389
Current maturities of venture loan**	9	557	696
Convertible bridge loan**	10	1,912	—
Warrant to purchase common stock (Special Bridge Warrant)**	10	1,070	—

Total current liabilities**		4,719	1,281

Long-term liabilities
Accrued severance pay	8	334	201
Venture loan**	9	3,146	3,970

Total long-term liabilities**		3,480	4,171

Commitments and contingencies	16
Temporary equity
Series B convertible and redeemable preferred stock, $0.01 par value per share; 4,900,000 authorized, as of December 31, 2009 and 2008; 4,592,794 shares issued and outstanding as of December 31, 2009 and 2008 (liquidation preference of, and redeemable at, the greater of fair value or $2.6385 per share, or $12.1 million, plus declared but unpaid dividends, if any)	12	11,968	11,961

Stockholders’ deficit	13
Common stock, $0.01 par value per share, 28,000,000 and 14,000,000 authorized; 2,200,694 issued and outstanding as of December 31, 2009 and 2008, respectively		22	22
Series A convertible preferred stock, $0.01 par value per share; 2,353,887 authorized; 2,353,887 issued and outstanding as of December 31, 2009 and 2008 (liquidation preference of $1.00 per share, or $2.35 million, plus declared but unpaid dividends, if any)		24	24
Additional paid-in capital**		3,701	2,960
Deficit accumulated during development stage**		(20,125)	(13,976)

Total deficit in stockholders’ deficit**		(16,378)	(10,970)

Total liabilities and stockholders’ deficit**		3,789	6,443

*	Includes payments of $46 and $—due to related parties, as of December 31, 2009, and 2008 respectively
**	As restated (See Note 2(n)).

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Statements of Operations

(in thousands except share and per share data)

	Note	For the year ended December 31,		Cumulative from inception to December 31, 2009
		2009 (as restated)	2008
		U.S.$	U.S.$	U.S.$
Revenue		20	—	20

Cost and expenses
Cost of revenue		31	—	31
Research and development*		1,975	3,110	8,384
Marketing		1,752	2,769	6,524
General and administrative**		1,568	1,409	4,430

Total operating expenses**		5,326	7,288	19,369

Operating loss		(5,306)	(7,288)	(19,349)
Non-operating income	14	36	159	465
Interest and amortization of debt discount expense	14	(617)	(157)	(828)
Non-operating expenses	14	(9)	(53)	(98)
Loss on extinguishment of debt**	9	(180)	—	(321)

Loss before income taxes**		(6,076)	(7,339)	(20,131)
Income tax (expense) benefit	15	(73)	7	6

Net loss**		(6,149)	(7,332)	(20,125)

Basic and diluted net loss per share**		(2.79)	(3.33)	(9.49)

Weighted average number of shares used in computing basic and dilutive net loss per common share		2,200,694	2,200,694	2,121,253

*	Includes payments of $208, $88 and $546 to related parties for the years ended 2009 and 2008 and for the cumulative period from inception until December 31, 2009, respectively
**	As restated (see Note 2(n))

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Statement of Changes in Stockholders’ Equity

(in thousands)

	Common stock	Series A convertible preferred stock	Additional paid-in capital	Accumulated deficit	Total
	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$
Balance as of January 9, 2006 (inception)	—	—	—	—	—
Issuance of common stock	*—	—	—	—	*—
Issuance of series A convertible preferred stock, net of issuance costs of $33	—	*—	2,321	—	2,321
Stock dividend	20	24	(44)	—	—
Grants of stock options, employees	—	—	7	—	7
Grants of stock options, non-employees	—	—	4	—	4
Net loss for the period	—	—	—	(1,481)	(1,481)

Balance as of December 31, 2006	20	24	2,288	(1,481)	851
Issuance of common stock as part of conversion of convertible loan	2	—	138	—	140
Discounts to temporary equity	—	—	43	—	43
Amortization of discounts to temporary equity	—	—	(4)	—	(4)
Grants of stock options, employees	—	—	98	—	98
Grants of stock options, non-employees	—	—	15	—	15
Net loss for the year	—	—	—	(5,163)	(5,163)

Balance as of December 31, 2007	22	24	2,578	(6,644)	(4,020)
Issuance of warrants	—	—	360	—	360
Amortization of discounts to temporary equity	—	—	(7)	—	(7)
Grants of stock options, employees	—	—	18	—	18
Grants of stock options, non-employees	—	—	11	—	11
Net loss for the year	—	—	—	(7,332)	(7,332)

Balance as of December 31, 2008	22	24	2,960	(13,976)	(10,970)
Issuance of warrants**	—	—	60	—	60
Loan modification**	—	—	500	—	500
Amortization of discounts to temporary equity	—	—	(7)	—	(7)
Grants of stock options, employees	—	—	178	—	178
Grants of stock options, non-employees**	—	—	10	—	10
Net loss for the year**	—	—	—	(6,149)	(6,149)

Balance as of December 31, 2009**	22	24	3,701	(20,125)	(16,378)

*	Consideration for less than $1
**	As restated (see Note 2(n))

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31		Cumulative from inception to December 31 2009
	2009 (as restated)	2008
	U.S.$	U.S.$	U.S.$
Cash flows from operating activities
Net loss*	(6,149)	(7,332)	(20,125)
Adjustments to reconcile net cash flows from operating activities:

Items not affecting cash flows:
Depreciation	113	107	306
Deferred tax assets	(25)	(7)	(104)
Accrued severance pay	126	(90)	327
Share-based payment expenses**	188	29	342
Warrant issuance to underwriter**	60	—	60
Accrued interest expense	165	26	245
Loss on extinguishment of debt**	180	—	321
Exchange rate (gains) losses	(13)	48	67
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other current assets	(79)	38	(151)
Increase (decrease) in payables and accruals	584	(115)	1,150

Net cash used in operating activities	(4,850)	(7,296)	(17,562)

Cash flows from investing activities
Acquisition of property and equipment	(33)	(101)	(485)
Investment in short-term deposits (restricted)	(2,582)	—	(2,602)
Investment in long-term deposits	—	(8)	(12)

Net cash used in investing activities	(2,615)	(109)	(3,099)

Cash flows from financing activities
Venture loan	—	5,000	5,000
Repayment on account of Venture Loan	(799)	—	(799)
Receipt of convertible loans**	1,912	—	3,976
Warrants**	1,070	—	1,070
Issuance of convertible preferred stock	—	—	12,195

Net cash provided by financing activities	2,183	5,000	21,442

Effect of exchange rate changes on cash and cash equivalents	22	(44)	(37)

Increase (decrease) in cash and cash equivalents	(5,260)	(2,449)	744
Cash and cash equivalents at beginning of period	6,004	8,453	—

Cash and cash equivalents at end of period	744	6,004	744

Supplemental disclosure of cash flows information
Interest paid	466	90	556

Non-cash transactions
Valuation of venture loan**	320	—	320
Conversion of convertible loan into convertible preferred stock	—	—	1,964
Extinguishment of debt**	180	—	321
Discount to the series B convertible preferred stock	—	—	43
Allocation of fair value of loan warrants	—	334	334
Amortization of discount to temporary equity	7	7	18

*	Includes payments of $208, $88 and $546 to related parties for the years ended 2009 and 2008 and for the cumulative period from inception until December 31, 2009, respectively.
**	As restated (See Note 2(n))

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 1—General

Vringo, Inc. (the Parent) was incorporated in Delaware on January 9, 2006 and commenced operations during the first quarter of 2006. The Parent formed a wholly-owned subsidiary, Vringo (Israel) Ltd. (the Subsidiary) in March 2006, primarily for the purpose of providing research and development services, as detailed in the intercompany service agreement. The Parent and the Subsidiary are collectively referred to herein as the Company.

The Company is engaged in developing software for mobile phones. The Company provides a comprehensive platform allowing users to obtain, create and share video ringtones. The Company’s proprietary ringtone platform integrates high quality video and social networking capability with Web systems.

The Company is in the development stage. Therefore, there is no certainty regarding the Company’s ability to complete the product’s development and success of its marketing. The continuation of the stages of development and the realization of assets related to the planned activities depend on future events, including the receipt of interim financing and achieving operational profitability in the future. The Company has incurred only losses since its inception and expects that it will continue to operate at a net loss over the coming years. The Company is initiating activities to raise capital for ensuring future operations including an Initial Public Offering (IPO) of its stock, although there are still significant doubts as to the ability of the Company to continue operating as a “going concern”. The Company believes that, subsequent to the initial filing of its registration statement with the U.S. Securities and Exchange Commission (SEC), which took place in January 2010, it will have sufficient cash to meet its planned operating needs until the end of June 2010. This initial filing was required in order to release the remaining $2.58 million of funds from the Bridge Financing (see Note 10). At the time of the Financing itself, on December 29, 2009, an initial amount of $400 thousand was released to the Company. These financial statements do not include any adjustments to the value of assets and liabilities and their classification, which may be required if the Company cannot continue operating as a “going concern”.

The high-tech industry in which the Company is involved is highly competitive and is characterized by the risks of rapidly changing technologies. Penetration into world markets requires investment of considerable resources and continuous development efforts. The Company’s future success depends upon several factors including the technological quality, price and performance of its product relative to those of its competitors.

On May 8, 2006 and July 30, 2007, the Company raised approximately $2 million and $12 million respectively, before related fees and costs, in separate private placement offerings. On December 29, 2009, the Company entered into a Bridge Financing Agreement, in which the Company raised convertible promissory notes (“Notes”) of $2.98 million. See Notes 9, 10 and 12 for further details.

As of December 31, 2009, approximately $430 thousand of the Company’s net assets were located outside of the United States.

Note 2—Significant Accounting and Reporting Policies

(a) Basis of presentation

The accompanying consolidated financial statements include the accounts of the Parent and the Subsidiary and are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

During the third quarter of 2009, the new Accounting Standards Codification (ASC) as issued by the Financial Accounting Standards Board (FASB) became effective. The ASC has become the only source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The ASC does not change U.S. GAAP and, therefore, does not have any impact on the Company’s consolidated financial statements. All references to U.S. GAAP in the notes to the consolidated financial statements use the new Codification numbering system.

(b) Development stage enterprise

The Company’s principal activities to date have been the research and development of its products and the Company has not generated significant revenues from its planned, principal operations. Accordingly, the Company’s financial statements are presented as those of a development stage enterprise.

(c) Translation into U.S. dollars

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar”). Therefore, the dollar has been determined to be the Company’s functional currency.

Transactions in foreign currency (primarily in New Israeli Shekels “NIS”) are recorded at the exchange rate as of the transaction date. All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected as finance expense in the statement of operations, as they arise.

At December 31, 2009 the exchange rate was U.S.$1 = NIS 3.775 (2008 – U.S.$1 = NIS 3.802). The average exchange rate for 2009 was U.S.$1 = NIS 3.927 (2008 – U.S.$1 = NIS 3.568).

(d) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from such estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment, deferred tax assets, valuation of convertible preferred and common stock share-based compensation, warrants to investors and noteholders, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions

(e) Cash and cash equivalents

For the purpose of these financial statements, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

(f) Derivative instruments

On January 1, 2009, the Company adopted ASC subtopic 815-40-15 (formerly EITF 07-5) Determining Whether an Instrument (or Embedded Feature) is Indexed to a Company’s Own Stock for the purposes of the determination whether certain equity instruments would be classified as a derivative liability.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. The Company carries its derivative instruments at fair value on the balance sheet and recognizes any subsequent changes to fair value in the statement of operations. Beginning January 1, 2009, the Company adopted ASC subtopic 815-10 (previously referred to as SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161))

The Company’s only derivative instruments were issued in the form of the Special Bridge Warrant to purchase an aggregate of 4,771,200 shares of common stock (795,200 on a post-split basis (see Note 16(d)) as part of the Bridge Financing described in Note 10 below. The warrants have been recorded as a liability, at fair value, and will be revalued at each reporting date and changes in the fair value of the instruments are included in the statement of operations.

(g) Property and equipment, net

Property and equipment, net are stated at historical cost, net of accumulated depreciation. Depreciation is calculated according to the straight-line method over the estimated useful life of the assets. Annual depreciation rates are as follows:

%
Office furniture and equipment	7-33
Computers and related equipment	33

Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease.

(h) Revenue recognition

Revenues are recognized from subscription services if collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and delivery of the service has been rendered. Revenues from hosting-based services are recognized over the life of the service period. Revenues from non-refundable up-front fees are recognized according to the guidance in SAB Topic 13.A.3.f. As these up-front fees relate to the hosting of the service over a period of the contract, the Company recognizes these up-front fees over the lifetime of the contract. The Company has elected to early adopt recently issued ASU 2009-13, Revenue Recognition (Topic 605), and therefore for multiple-element arrangements the Company uses management’s best estimate of selling price for individual elements where other sources of evidence are unavailable.

(i) Research and development

The Company expenses research and development costs as incurred. The Company evaluates its activities to identify internal use software and development costs that should be capitalized in accordance with FASB’s authoritative guidance on accounting for intangibles.

(j) Accounting for share-based compensation

Share-based compensation is recognized as an expense in the financial statements and such cost is measured at the grant-date fair value of the equity-settled award. The expense is recognized using the straight-line method. The fair value of stock options granted to employees and directors, is estimated at the date of grant using the

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

Black-Scholes-Merton option-pricing model, which takes into consideration the share price at the date of grant, the exercise price of the option, the expected life of the option, risk free interest rates and the expected volatility. The fair value of stock options granted to consultants is estimated at the date of grant using the Black-Scholes-Merton option-pricing model. In cases where no measurement date has been reached as there is no counter-party performance or performance commitment (sufficiently large disincentive for non-performance), the options are revalued. The options are valued using the share price, the exercise price of the option, the expected life of the option, risk-free interest rates and the expected volatility, at the reporting period date.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

The expected volatility is based on an economic valuation incorporating the volatility of similar publicly-traded companies during the respective periods.

The expected life represents the average period of time that options granted are expected to be outstanding. The expected life of the options granted to employees and directors during 2009 and 2008, is calculated based on the simplified method, giving consideration to the contractual term of the options and their vesting schedules. The expected life of options granted to consultants is the maximum contractual term.

(k) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not more likely than not to be realized.

In assessing the need for a valuation allowance, the Company looks at cumulative losses in recent years, estimates of future taxable earnings, feasibility of on-going tax planning strategies, the realizability of tax benefit carryforwards, and other relevant information. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable earnings. Ultimately, the actual tax benefits to be realized will be based upon future taxable earnings levels, which are very difficult to predict. In the event that actual results differ from these estimates in future periods, the Company will be required to adjust the valuation allowance.

Significant judgment is required in evaluating the Company’s federal, state and foreign tax positions and in the determination of its tax provision. Despite management’s belief that the Company’s liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matters. The Company may adjust these accruals as relevant circumstances evolve, such as guidance from the relevant tax authority, its tax advisors, or resolution of issues in the courts. The Company’s tax expense includes the impact of accrual provisions and changes to accruals that it considers appropriate, as well as related interest and penalties. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

(l) Net loss per share data

Basic net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares plus dilutive potential common stock considered outstanding during the period. However, as the Company generated net losses in all periods presented, potentially dilutive securities, comprised of incremental common shares issuable upon the conversion of series A convertible preferred stock and the exercise of warrants and stock options, are not reflected in diluted net loss per share because such shares are anti-dilutive.

The following table summarizes the securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic earnings per share in the future and were not included in the computation of basic and diluted net loss per share because doing so would have been anti-dilutive for the periods presented:

	December 31, 2009	December 31, 2008
	No. of shares	No. of shares
Common stock warrant issued as a donation	120,000	120,000
Common stock warrants issued to series B convertible preferred stockholders (Note 12)	1,201,471	1,201,471
Series B convertible preferred stock related warrants issued in connection with venture loan (Note 9)	—	151,602
Stock options to employees, directors and consultants under the Stock Option Plan	1,697,561	1,562,875
Special Bridge Warrants (Note 10)	4,771,200	—
Underwriter Bridge Warrants (Note 10)	333,984	—
Lead Investors Warrants (Note 10)	2,894,076	—
Senior Lender Warrants (Note 10)	1,500,000	—

	12,518,292	3,035,948

(m) Fair value measurements

On January 1, 2008, the Company adopted the provisions of ASC Topic 820, Fair Value Measurements and Disclosures, (formerly Statement 157) for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (see Note 10).

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

(n) Restatement

In connection with the valuation of equity instruments issued on December 29, 2009, the Company determined the value of its common stock as of that date. The valuation of the common stock was based primarily on the price of the common stock included in the Company’s initial public offering which were to be offered as part of a unit comprised of one common share and two warrants. In the original valuation of the Company’s common stock as of December 29, 2009, which was a component of the valuation model used to value the equity instruments issued, the Company initially did not ascribe value to the warrants included in the units offered in the Company’s initial public offering as they would not immediately trade independently subsequent to the offering. When preparing the valuations at March 31, 2010, the Company subsequently determined that this assumption was erroneous, and that value should be ascribed to these warrants.

The effect of this error was that the valuation of the common stock portion of the unit was overstated in relation to its proportion of the expected unit price and consequently, all valuations that incorporate the stock price were restated. The Special Bridge Warrants attached to the Convertible Bridge Loan were revalued using the corrected common share fair value, resulting in a reduction to the Special Bridge Warrants and an increase to the residual amount allocated to the Convertible Bridge Loan. Additionally, as part of the restructuring of the Venture Loan on December 29, 2009, the fair value of the original bank warrants that were cancelled as well as the new bank warrants were revalued, resulting in reductions in the loss on the extinguishment of debt, the carrying value of the bank warrants, and additional paid-in-capital, and an increase in the value of the Venture Loan. The fair value of the warrants issued to the underwriters was revalued resulting in a decrease in General and Administrative expenses and a corresponding decrease in additional paid-in-capital. The fair value of options previously granted to consultants were also revalued resulting in a decrease in General and Administrative expenses and a corresponding decrease in additional paid-in-capital.

	As previously reported	Effect of restatement	As restated
	U.S. $ thousands
The effect on the consolidated balance sheet as at December 31, 2009
Convertible Bridge Loan	41	1,871	1,912
Warrant to purchase common stock (Special Bridge Warrant)	2,941	(1,871)	1,070
Venture Loan (including current maturities)	3,525	178	3,703
Additional paid-in capital	4,281	(580)	3,701
Deficit accumulated during development stage	(20,527)	402	(20,125)

In addition, the Company’s consolidated statement of operations for the year ended December 31, 2009 has been restated as follows:

	For the year ended December 31, 2009			Cumulative from inception to December 31, 2009
	As previously reported	Effect of restatement	As restated	As previously reported	Effect of restatement	As restated
	U.S. $ thousands			U.S. $ thousands
The effect on the consolidated statement of operations as at December 31, 2009
General and administrative expenses	1,682	(114)	1,568	4,544	(114)	4,430
Loss on extinguishment of debt	468	(288)	180	609	(288)	321
Net Loss	(6,551)	402	(6,149)	(20,527)	402	(20,125)

Basic and diluted net loss per share	(2.98)	0.19	(2.79)	(9.68)	0.19	(9.49)

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

Note 3—Cash and Cash Equivalents

	As of December 31,
	2009	2008
	U.S.$ thousands	U.S.$ thousands
In US dollars
Cash	428	828
Cash equivalents (money market funds)	193	5,021
In foreign currency (cash only)	123	155

	744	6,004

Note 4—Prepaid Expenses and Other Current Assets

	As of December 31,
	2009	2008
	U.S.$ thousands	U.S.$ thousands
Government institutions	26	30
Prepaid expenses and others	22	30
Interest receivable	—	9
Deferred issuance expense	100	—

	148	69

Note 5—Short-term Deposit (restricted)

As part of the Bridge Financing Agreement (See Note 10), $2.58 million of the Bridge Loan has been placed in escrow. The condition for release of this restricted deposit is the filing of a Registration Statement in connection with the Company’s IPO (see Note 16). On January 29, 2010, the Company fulfilled the conditions for the release from escrow and the balance of funds was released to the Company.

The Company also has a restricted deposit of $20 thousand as security for its credit card activity.

Note 6—Property and Equipment, Net

	As of December 31,
	2009	2008
	U.S.$ thousands	U.S.$ thousands
Computer equipment	275	255
Furniture and fixtures	129	116
Leasehold improvements	81	81

	485	452
Less: accumulated depreciation and amortization	(306)	(193)

	179	259

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

As of December 31, 2009 and 2008, approximately $138 thousand and $208 thousand, respectively, of the aggregate value of the Company’s net book value of property and equipment was located in Israel.

During the years 2009 and 2008, the Company recorded $113 thousand and $107 thousand of depreciation expense, respectively.

Note 7—Accounts Payable and Accrued Expenses

	As of December 31,
	2009	2008
	U.S.$ thousands	U.S.$ thousands
Income tax payable	96	—
Accounts payable	194	78
Deferred income	53	—
Accrued expenses and others	533	118

	876	196

Note 8—Accrued Severance Pay

Under Israeli law, the Subsidiary is required to make severance payments to dismissed employees, and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service. All of the Subsidiary’s employees signed agreements with the Subsidiary, limiting the Subsidiary’s severance liability to actual deposits in the above mentioned severance plans, under section 14 of the Severance Payment Law of 1963. Severance pay expense for the current year amounted to $227 thousand.

The severance liability presented represents special contractual amounts to be paid to two senior officers of the Subsidiary upon termination of their respective employment agreements.

There are no statutory or agreed-upon severance arrangements with U.S. employees.

Note 9—Venture Loan

On January 29, 2008 the Company signed an agreement by which the Company was able to receive a venture loan of up to $5 million under the following conditions: $3 million was available to the Company at the time of signing and through December 31, 2008; a further $2 million was to become available in two installments, but in any event no later than March 31, 2009.

On the agreement date, the venture loan granted the lenders a warrant to purchase up to 66,326 shares of series B convertible preferred stock at the series B convertible preferred stock share price of $2.6385 per share, with additional warrants to be granted upon further drawings against the loan facility at the same terms.

On September 24, 2008, the Company satisfied all the conditions of the loan facility and drew down the full amount of $5 million. As a result of the draw-down, the Company issued to the lenders warrants to purchase a further 85,276 shares of series B convertible preferred stock (bringing the total warrants granted to 151,602). As of the date of the receipt of the loan, $360 thousand was allocated to additional paid-in capital on account of these warrants, with a corresponding discount to the venture loan to be amortized as interest expense over the

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

repayment period of the loan. Amortization expenses for the year ended December 31, 2009 amounted to $156 thousand (2008 – $26 thousand). As a result of the Loan Modification Agreement signed on December 29, 2009, the Company issued to the lenders new warrants replacing these warrants and certain other conditions of the loan were modified (see below).

The loan facility originally bore interest at a rate of 9.5% per annum, with an effective interest rate of 13.3%, and a repayment schedule over 36 months following an interest-only period ending after six months from the first draw-down. The repayment schedule of the loan required the principal to be considered a 48-month, 36-month and 24-month loan for the purposes of repayment, for each of the first, second and third years, respectively. As per the agreement, the Company began making interest payments in September 2008 and principal repayments began in March 2009.

On December 29, 2009, the Company entered into a Loan Modification Agreement (the “LMA”) with the lenders of the venture loan in which principal payments are deferred until the earlier of six months from meeting the conditions of the Bridge Financing Agreement (see Note 10) or the consummation of the IPO (see Note 15). The new facility bears an interest rate of 9.5% per annum with an effective interest rate of 18%. The LMA replaced the original warrants that had been previously issued to the lenders with warrants (“Senior Lenders Warrants”) to purchase 1,500,000 shares of common stock (or 250,000 on a post reverse split basis—see Note 16(d)), at an exercise price of $0.46 per share, in exchange for granting the Company a six month moratorium on principal payments for the venture loan and extending the repayment period for one year until March 2013. After the principal moratorium, under the modified bank repayment terms, the remaining principal will be repaid monthly using a straight-line calculation. The Senior Lender Warrants may be exercised anytime before the tenth anniversary of the date they are issued. On the date of the loan modification, the loan was recorded at fair market value of $3.70 million,* the warrants were recorded at $500 thousand,* representing the difference between the fair market value of the new warrants and the fair market value of the previously issued warrants, and the difference between the carrying value of the loan and the fair market value of the loan and the warrants resulted in a loss on the extinguishment of debt in the amount of $180 thousand.*

* As restated (see Note 2(n))

Movement in the balance of the venture loan is as follows (as restated (see Note 2(n))):

	December 31, 2009 (as restated)	December 31, 2008
	U.S.$ thousands	U.S.$ thousands
Venture loan	5,000	5,000
Discount in respect of warrants	(360)	(360)

	4,640	4,640
Amortization of original loan warrants	182	26
Repayments	(799)	—
Discount in respect of warrants	(500)	—
Loss on extinguishment of debt	180	—

Loan balance	3,703	4,666
Less: current maturities	(557)	(696)

Long-term loan balance	3,146	3,970

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

Future principal repayment schedule is as follows:

U.S.$ thousands (as restated)
Year ending December 31
2010	557
2011	1,262
2012	1,477
2013	407

3,703

The venture loan agreement provides the lenders with collateral, consisting of first priority security interests in the Parent’s properties, rights and assets, including intellectual property and the properties, rights and assets of the Subsidiary. Pursuant to the terms of a negative pledge arrangement with the lenders, the Parent has agreed not to encumber any of its copyrights, trademarks or patents. As of the date of these financial statements, the Company is compliance with the covenants.

Further indebtedness incurred pursuant to the Bridge Financing Agreement (see Note 10) ranks junior to this venture loan agreement.

Note 10—Bridge Financing Agreement—Convertible Promissory Notes

On December 29, 2009, the Company issued 5% subordinated convertible promissory notes, (“Notes” or “Convertible Bridge Loan”), in the aggregate amount of $2.98 million in a private placement, (the “Bridge Financing”). As part of the Bridge Financing, the Company issued several financial instruments as discussed below.

(a) Notes

The Notes will mature six months from the date of the closing of the Bridge Financing, unless converted earlier upon the consummation of an IPO. Upon consummation of an IPO, the Notes will automatically convert (the “Mandatory Conversion”) into the same type of securities issued in the units of the IPO (“IPO Units”) except that the warrants issued upon conversion (the “Conversion Warrants”) would not be fungible with the warrants in the IPO Unit (“IPO Warrants”), as described below. The conversion price of the Notes (the “Conversion Price”) will be equal to the lesser of (i) $3.75 and (ii) 75% of the offering price of the IPO Units. The Notes bear an interest at the rate of 5% per annum. Interest on the Notes will accrue until maturity or conversion, and all accrued but unpaid interest will be paid in cash upon maturity or conversion.

In the event the IPO is not consummated prior to the six month maturity date, holders of the Notes will have the right to voluntarily convert the Notes into the securities offered in any subsequent financing by the Company at an adjusted conversion price equal to the lesser of (i) $0.625 (provided that the securities offered in such subsequent financing are substantially similar to the IPO Units) and (ii) 70% of the offering price for the securities sold in the subsequent financing.

The $2.98 million of proceeds from the Bridge Financing were first allocated to the Special Bridge Warrants which were classified as a derivative liability and recorded at fair value as described below, and the residual amount was allocated to the Notes, all in accordance with the guidance in ASC 815 (formerly Statement 133) and ASC 815-40 (formerly EITF Issue No. 07-5).

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

The following table summarizes the allocation of the proceeds of the Bridge Financing (as restated (See Note 2(n)):

	Bridge loan	Warrants	Total
	U.S.$ thousands (as restated)	U.S.$ thousands (as restated)	U.S.$ thousands
Allocated amount	1,912	1,070	2,982

(b) Conversion Warrants

Upon consummation of an IPO and the conversion of the Notes, the Company will issue one share of common stock and two Conversion Warrants. Each Conversion Warrant entitles the holder to purchase one share of common stock at a price equal to 110% of the offering price of the units in the IPO. The Conversion Warrants will expire five years after the date of the IPO.

The Conversion Warrants are similar to the warrants issued in the Company’s initial public offering except that they include additional features with respect to fundamental transactions, cashless exercise, ownership limitations and dilution.

(c) Special Bridge Warrants

The Company issued to the purchasers of the Notes, warrants to purchase 4,771,200 shares of common stock (“Special Bridge Warrants”). These Special Bridge Warrants are exercisable for five years from the date of the closing of the Bridge Financing to purchase one share of the Company’s common stock at an exercise price of $0.46 per share. Due to the down-round protection clauses contained in the Special Bridge Warrants, they were classified as a derivative liability, and recorded at fair value as calculated using the Black-Scholes-Merton model. The assumptions used in this calculation were 60.6% expected volatility, risk-free interest rate of 2.87%, estimated life of 5 years and no dividend yield. The fair value of the common stock was estimated at $0.43 per share which approximates the expected price per share of the common stock portion of the IPO unit on a pre-split basis (see Note 16). This liability will need to be revalued at each reporting date.

(d) Underwriter Bridge Warrants

For their role in helping to facilitate the Bridge Financing, the underwriters of the IPO received warrants equal to 7% of the total amount of securities sold in the Bridge Financing (“Underwriter Bridge Warrants”). Based on the amount raised, the Company issued 333,984 Underwriter Bridge Warrants. The Underwriter Bridge Warrants are non-exercisable for three months after the date of the closing of the Bridge Financing and will then be exercisable until expiration, five years after the closing of the Bridge Financing. The Warrants will be exercisable at $0.69 per share. As a result of the issuance of these warrants the Company recognized further general and administrative expenses of $60 thousand (as restated (see Note 2(n))), corresponding to the fair market value of the Underwriter Bridge Warrants as calculated using the Black-Scholes-Merton model. The assumptions used in this calculation were 60.6% expected volatility, risk-free interest rate of 2.87%, estimated life of 5 years and no dividend yield. The fair value of the common stock was estimated at $0.43 per share which approximates the expected price per share of the common stock portion of the IPO unit on a pre-split basis (see Note 16).

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

(e) Lead Investor Warrants

The lead investors of this bridge financing received warrants (“Lead Investor Warrants”) to purchase 2,894,076 shares of common stock at $0.002 per share. The Lead Investor Warrants (i) may be exercised 65 days subsequent to the consummation of the IPO, (ii) will expire four years after issuance and (iii) will be subject to a lock-up agreement for six months subsequent to exercise. The Company will record the fair market value of the warrants upon the consummation of the IPO.

(f) Senior Lender Warrants

As discussed above (see Note 9), the senior lenders of the Company’s venture loan, received warrants (“Senior Lenders Warrants”) to purchase 1,500,000 shares of common stock, at an exercise price of $0.46 per share, in exchange for granting the Company a six month moratorium on principal payments and an additional year for the repayment of the venture loan. The Senior Lender Warrants may be exercised anytime before the tenth anniversary of the date they are issued. The Company accounted for the warrants as described above (see Note 9).

Note 11—Fair Value Measurements

The Company measures fair value in accordance with ASC 820-10, “Fair Value Measurements and Disclosures” (formerly SFAS 157, “Fair Value Measurements”). ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company measures its cash equivalents, Venture Loan and Special Bridge Warrants at Fair Value. Cash equivalents are classified within Level 1. This is because the cash equivalents are valued using quoted active market prices. The Venture Loan and Special Bridge Warrant are classified within Level 3 because they are valued using the Black-Scholes-Merton model which utilizes significant inputs that are unobservable in the market such as the price of stock, expected stock price volatility, risk-free interest rate and the dividend yield, and remaining period of time the warrants will be outstanding before they expire.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Fair value measurement at reporting date using
	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (3)
Description		U.S.$ thousands
Assets
Cash equivalents	5,021	5,021	—	—

Total assets	5,021	5,021	—	—

		Fair value measurement at reporting date using
	December 31, 2009 (as restated)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (3) (as restated)
Description		U.S.$ thousands
Assets
Cash equivalents	193	193	—	—

Total assets	193	193	—	—

Liabilities
Special Bridge Warrant	1,070	—	—	1,070

Total liabilities	1,070	—	—	1,070

The following table presents fair value measurements of nonfinancial liabilities that are measured at fair value on a nonrecurring basis at December 31, 2009:

Description	Year ended December 31, 2009 (as restated)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3) (as restated)	Total gains (losses)
	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands
Venture Loan	3,703	—	—	3,703	—

In addition to the above, the Company’s financial instruments at December 31, 2009 and 2008, consisted of cash, accounts receivable, long term deposits, accrued expenses, accrued compensation and related liabilities and the Convertible Bridge Loan. The carrying amounts of all the aforementioned financial instruments, approximate fair value, except as with the Convertible Bridge Loan (see below).

As a result of the Loan Modification Agreement, the modified Venture Loan has been recorded at Fair Market Value. The Fair Market Value was assessed using an interest rate of 18% which represents market conditions for a similar loan.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

The following table summarizes the changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the year ended December 31, 2009:

	Level 3
	Special bridge warrants (as restated)	Total (as restated)
	U.S.$ thousands	U.S.$ thousands
Balance at December 31, 2008	—	—
Initial recording of Fair Value	1,070	1,070

December 31, 2009	1,070	1,070

The Company has an outstanding Bridge Loan, of which the fair value has been determined using the binomial model. Carrying amounts and the related estimated fair value of the Bridge Loan are as follows:

	December 31, 2009 (as restated)		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	U.S.$ thousands
Convertible Bridge Loan	1,912	3,714	—	—

The difference between the carrying amount as compared to the fair value of the Bridge Loan represents the fair value of the Special Bridge Warrant, which, under the abovementioned accounting treatment (see Note 10) was classified as a derivative liability and presented at fair value. Using the residual method, the Company allocated the remaining portion of the proceeds as the carrying value of the Convertible Bridge Loan.

Note 12—Temporary Equity

On February 26, 2007, the Company entered into a convertible loan agreement pursuant to which it received loans in the aggregate amount of $2 million from the lenders named therein. The loans accrue interest at a rate of 8% per annum and are payable monthly commencing on the date of the convertible loan agreement and ending when all amounts due thereunder are paid in full or converted in full. At the time, the loan agreement stipulated that if within 12 months following the closing of the convertible loan agreements, the Company sells securities in a transaction whereby the Company receives cash proceeds of at least $3,000,000, then the principal and any accrued and unpaid interest shall be converted into the securities sold by the Company in such transaction at a price per share discounted at 15%-20% depending upon the timing of such transaction (“beneficial conversion feature”).

On July 30, 2007, the Company closed a financing round in which it received an additional $10 million, bringing the total proceeds from the convertible loan agreement to $12.1 million (including the outstanding convertible loan principal and accrued but unpaid interest of $54 thousand), net of $126 thousand of share issuance costs. This financing triggered the conversion of the loan and issuance of 4,592,794 shares of series B convertible preferred stock. These shares are redeemable for cash in July 2013. The redemption price is the greater of the original issue price plus declared but unpaid dividends or the fair market value of the series B preferred shares on the day of the redemption election. As the fair market value of the series B preferred shares did not rise above the original issue price from inception, no accretion has been recorded. Series B convertible preferred stockholders have priority liquidation preferences (see Note 13 (f)1).

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

In addition, as part of the conversion, the lenders received an additional 200,694 shares of common stock in lieu of the abovementioned beneficial conversion feature. The Company accounted for this modification of the original agreement as extinguishment of debt under ASC 470-50-40-12,40-15 (formerly EITF 06-6 Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments), which resulted in a loss upon extinguishment in the amount of $141 thousand.

Furthermore, in connection with the financing on July 30, 2007, the Company granted to the series B convertible preferred stockholders 1,201,471 warrants to acquire that number of common shares. The warrants which are exercisable at $5.02 per share, shall survive a change of control and expire in July 2010 or upon the successful completion of an equity fundraising of at least $10 million.

Discounts to the series B convertible preferred stock, relating to the warrants, have been applied against temporary equity on the consolidated balance sheets. As of December 31, 2009 and 2008, the unamortized balance of the discount relating to warrants was $25 thousand and $32 thousand, respectively. The Company used the relative fair value method to calculate the value of the convertible preferred stock and the discount in respect of the warrants. The assumptions used in calculating the fair value include risk free interest rate of 3.07%, expected life of warrants of three years, expected volatility of 65%, and no dividend yield (see Note 16(c)).

Note 13—Stockholders’ Deficit

(a) Common Stock

On January 11, 2006, the Company issued 500 shares of common stock to its two founders for a net amount of $5.

On May 8, 2006, the Company issued 588 shares of series A convertible preferred stock for a net amount of $2.35 million.

On August 8, 2006, the Company declared a stock dividend of 3,999 shares of each share of outstanding stock in their respective classes. The Company treated this transaction as a stock dividend with no adjustment to the par value per respective share due to legal restrictions.

On July 30, 2007, the Company issued 200,694 shares of common stock in lieu of beneficial conversion terms contained in the convertible loan agreement (see Note 10).

On July 30, 2007, the Company further issued 4,592,794 shares of series B convertible preferred stock which is categorized as temporary equity (see Note 10).

(b) Common stock reserved for issuance upon exercise of stock options

On October 30, 2006, the Company adopted the 2006 Stock Option Plan, pursuant to which 880 thousand shares of common stock were reserved for issuance. On July 30, 2007 (the “effective date”), the Company amended and restated the original plan in its entirety by adopting Amendment No. 1 to Stock Option Plan (the “Stock Option Plan”), which increased the number of common stock reserved for issuance to 2.79 million. Subsequent to the balance sheet date, the number of common stock reserved for issuance increased to 14.14 million.

Through December 31, 2008, 2.67 million of these common stock shares were reserved for issuance upon the exercise of options, and the remaining 120 thousand of these common stock shares was reserved in respect of the issuance of a charitable warrant (see (e) below).

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

(c) Stock options

Options granted in connection with the Company’s Stock Option Plan are exercisable for six years from the effective date, and generally vest quarterly over a four-year period, commencing after the first year cliff. The Stock Option Plan provides for grants or sales of common stock options to employees, directors and consultants. The Company issues new shares upon share option exercises. Options are generally forfeited, if not exercised, within ninety days of termination of employment or service to the Company.

For the years ended December 31, 2009, 2008 and 2007, the Company granted a total of 425 thousand, 600 thousand, and 563 thousand stock options to its employees, directors and consultants at an average exercise price of $0.25, $0.75, and $0.42 per share, respectively. Additionally, during the same periods, there were no stock options exercised.

The Company recorded compensation expense of $188 thousand and $29 thousand for the years ended December 31, 2009 and 2008, respectively. Cumulative from inception the Company has recorded compensation expense of $342 thousand.

The fair value is calculated using Black-Scholes-Merton model, and the following assumptions:

Year	Risk-free interest rates	Expected life of options (in years)	Expected Volatility	Dividend yield
2008	1.96-3.17%	3-4	0.65	—
2009	2.25-2.87%	3-4	0.75	—

As of December 31, 2009 and 2008, there were 874 thousand and 988 thousand options available for grant under the Stock Option Plan, respectively.

(d) Stock option activity

The following table summarizes information about stock option activity. As of December 31, 2009 no stock options had expired.

	No. of shares	No. of shares	Weighted average exercise price
	Employees	Non Employees	U.S.$
Outstanding at January 1, 2009	1,348,375	214,500	0.47
Granted	364,624	60,000	0.25
Forfeited	(286,938)	(3,000)	0.38

Outstanding at December 31, 2009	1,426,061	271,500

Exercisable at December 31, 2009	849,649	157,724

The weighted average grant date fair value of options granted during 2009 and 2008, was $0.30 and $0.38, respectively. The aggregate intrinsic value of options granted during 2009 was $42 thousand. There was no aggregate intrinsic value of options granted during 2008.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

The following table summarizes information about employee and non-employee stock options outstanding as of December 31, 2009:

	Options outstanding			Options exercisable
Exercise price	Number Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.25	913,541	3.8	$0.25	334,802	3.22	$0.25
$0.5	318,332	3.7	0.5	219,374	3.67	0.5
$0.75	465,688	4.21	0.75	453,197	4.15	0.75

December 31, 2009	1,697,561	3.9	0.434	1,007,373	3.6	0.47

The total fair value of stock options that vested during 2009 and 2008 amount to $188 thousand (as restated) and $29 thousand, respectively, and was recorded as stock-based compensation expense.

The following table summarizes the option activity for the year 2009 by grant date.

	No. of shares	No. of shares	Exercise price US$	Fair value of common stock
	Employees	Non Employees	U.S.$	U.S.$
June 25, 2009	364,624	60,000	0.25	0.35

The weighted average remaining contractual life was 4.5 years for stock options outstanding and 3.9 years for stock options exercisable, as of December 31, 2009.

As of December 31, 2009, there was approximately $202 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the incentive plans. That cost is expected to be recognized over a weighted-average period of 4 years. The effect of forfeitures was considered immaterial to unrecognized compensation cost.

The following table represents respective annual amortization of unrecognized share based compensation expense, as mentioned above:

U.S.$ thousands
Year ending December 31
2010	91
2011	72
2012	35
2013	4

202

(e) Warrants

On October 30, 2006, the Company issued a warrant as a donation. The warrant entitles the done, upon an IPO, to purchase 120,000 shares of common stock in the Company at a purchase price of $0.25 per share. The warrant expires in October 2016.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

Regarding the warrants issued relating the venture loan, the bridge financing and the issuance of series B preferred stock (temporary equity), please see Notes 9, 10 and 12, respectively.

(f) Liquidation preferences

1. Series B convertible preferred stock liquidation preference

The holders of shares of series B convertible preferred stock shall be entitled to receive out of the assets or surplus funds of the Company legally available for distribution to stockholders before any payment or distribution shall be made to the holders of any class of preferred stock ranking junior to the series B convertible preferred stock or to the common stock, but after distribution of such assets among, or payment thereof over to, creditors of the Company, if any, an amount for each share of series B convertible preferred stock held by such holder equal to the series B convertible preferred stock original issue price of $2.6385 per share, plus any declared but unpaid dividends on the series B convertible preferred stock attributable to such share. If the assets or consideration distributable to holders of the series B convertible preferred stock upon such liquidation shall be insufficient to pay the series B convertible preferred stock liquidation amount to the holders of shares of the series B convertible preferred stock, then such assets or the proceeds thereof shall be distributed among the holders of the series B convertible preferred stock ratably in proportion to the respective amounts to which they otherwise would be entitled.

2. Series A convertible preferred stock liquidation preference

After the payment of the series B convertible preferred stock liquidation amount has been made in full, but before any distribution or payment shall be made to the holders of common stock, the holders of the series A convertible preferred stock shall be entitled to be receive out of the assets or surplus funds of the Company legally available for distribution to stockholders. If the assets or consideration distributable to holders of the series A convertible preferred stock upon such liquidation shall be insufficient to pay the series A convertible preferred stock liquidation amount to the holders of shares of the series A convertible preferred stock, then such assets or the proceeds thereof shall be distributed among the holders of the series A convertible preferred stock ratably in proportion to the respective amounts to which they otherwise would be entitled.

3. Additional liquidation distribution

After the payment of the series A convertible preferred stock liquidation preference has been made in full, the remaining assets of the Company available for distribution to stockholders, if any, shall be distributed with equal priority and pro rata among the holders of the common stock and series B convertible preferred stock in proportion to the number of shares of common stock held by them, with the shares of series B convertible preferred stock being treated for this purpose as if they had been converted to shares of common stock at the then effective series B convertible preferred stock conversion price.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

Note 14—Non-Operating Income and Expense

	For the year ended December 31		Cumulative from inception to December 31 2009
	2009	2008
	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands
Non-operating income
Interest income	17	159	446
Exchange rate gains	19	—	19

	36	159	465

Interest and amortization of debt discount expense
Interest expense from venture loan (Note 9)	(452)	(131)	(583)
Interest expense from bridge loan (Note 10)	(9)	—	(9)
Interest expense from warrant amortization (Note 9)	(156)	(26)	(182)
Interest expense from Series B convertible loan (Note 12)	—	—	(54)

	(617)	(157)	(828)

Non-operating expenses
Exchange rate losses	—	(48)	(81)
Other	(9)	(5)	(17)

	(9)	(53)	(98)

Note 15—Income Taxes

(a)	The components of income (loss) before income taxes were:

	For the year ended December 31		Cumulative from inception to December 31 2009
	2009	2008
	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands
U.S.	(6,230)	(7,875)	(20,873)
Non-U.S.	154	536	742

	(6,076)	(7,339)	(20,131)

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

Income tax expense (benefit) attributable to the operating loss consists of the following:

	For the year ended December 31		Cumulative from inception to December 31 2009
	2009	2008
	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands
U.S.
Current	—	—	—
Deferred	—	—	—

	—	—	—

Non-U.S.
Current	96	—	96
Deferred	(23)	(7)	(102)

	73	(7)	(6)

Income tax benefit for the years ended December 31, 2009 and 2008, and for the cumulative period from inception until December 31, 2009, differed from the amounts computed by applying the U.S. federal income tax rate of 34% to loss before income taxes, as a result of the following:

	For the year ended December 31		Cumulative from inception to December 31 2009
	2009 (as restated)	2008
	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands
Computed “expected” tax expense (benefit)	(2,066)	(2,495)	(6,845)
Foreign tax rate differential	(34)	(22)	(68)
Tax benefit of “Beneficiary Enterprise” tax holiday	—	(79)	(57)
Change in valuation allowance	1,873	2,539	6,512
Non-deductible expenses	327	120	505
Other items	(27)	(70)	(53)

Income tax expense (benefit)	73	(7)	(6)

(b)	The Company has net tax loss carryforwards (“NOL”) for U.S. federal purposes in the amount of approximately $19.47 million expiring 20 years from the respective tax years to which they relate beginning with 2006. The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of NOL and tax credits in the event of an ownership change of a corporation. Thus, in accordance with Internal Revenue Code, Section 382, the Company’s IPO and recent financing activities may limit the Parent’s ability to utilize its NOL and credit carryforwards although the Parent has not yet determined to what extent. A deferred tax asset in respect to the tax loss carryforwards has not been recorded as in the opinion of the Company’s management, it is more likely than not that the tax loss carryforwards will not be utilized in the foreseeable future.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

The net deferred assets of $104 thousand ($80 thousand long-term and $24 thousand short-term) are in respect of deferred tax assets of the Subsidiary expected to be utilized in future years. These deferred tax assets arise from the following types of temporary differences (in thousands):

	For the year ended December 31
	2009 (as restated)	2008
	U.S.$ thousands	U.S.$ thousands
Deferred tax assets:
Liability for accrued employee vacation pay	24	29
Liability for accrued severance pay	80	50
Net operating loss carryforwards	6,619	4,745

Total gross deferred tax assets	6,723	4,824

Deferred tax liability:
Interest expense—warrant allocation (See Note 9)	(139)	(106)

Total gross deferred tax liability	(139)	(106)

Less valuation allowance	(6,480)	(4,639)

Deferred tax assets, net	104	79

No valuation allowance has been provided for the non-U.S. deferred tax assets as, based on available evidence, they are more likely than not to be realized.

(c)	Subsidiary tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”)

The Subsidiary has qualified as a “Beneficiary Enterprise” under the 2005 amendment to the Israeli Law for the Encouragement of Capital Investments, 1959 (the “investment Law”). As a Beneficiary Enterprise the Subsidiary is entitled to receive future tax benefits which are limited to a period of seven years. The year in which a company elects to commence its tax benefits is designated as the year of election (“Year of Election”). A company may choose its Year of Election by notifying the Israeli Tax Authorities (the “ITA”) in its annual tax return or within twelve months after the end of the Year of Election, whichever is earlier, or by requesting a pre-ruling from the ITA, no later than six months after the end of the Year of Election. The Subsidiary has elected 2007 as its Year of Election and has received a two year tax holiday for profits accumulated in the years 2007-2008 and a reduced tax rate of 25% for the following five years. Pursuant to Israel’s Economic Efficiency Law, effective from July 14, 2009, the Subsidiary would pay tax on its profits as follows: In the 2009 tax year—26%, in the 2010 tax year—25%, in the 2011 tax year—24%, in the 2012 tax year—23%, in the 2013 tax year—22%, in the 2014 tax year—21%, in the 2015 tax year—20% and as from the 2016 tax year the Subsidiary tax rate will be 18%.

As of the balance sheet dates, the Subsidiary believes that it is in compliance with the conditions of the Beneficiary Enterprise program.

(d)	The Company accounts for its income tax uncertainties in accordance with ASC Subtopic 740-10 which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

The Company did not record any unrecognized tax benefits in 2008 and 2009, and does not expect this amount to change significantly within the next twelve months.

The Parent and its Subsidiary, collectively, file income tax returns in the U.S. federal jurisdiction, various state & local and foreign jurisdictions. Both the Parent and Subsidiary still have open tax years from inception and to date.

Note 16—Commitments and Contingencies

(a) Future minimum lease payments under non-cancelable operating leases for office space and cars, as of December 31, 2009, are as follows:

U.S.$ thousands
Year ending December 31
2010	55
2011	2

57

Rent expense for operating leases for the years ended 2009 and 2008 and for the cumulative period from inception until December 31, 2009, was $118 thousand, $167 thousand and $374 thousand, respectively. Rent expense for the Subsidiary’s lease is in NIS and linked to the Israeli Consumer Price Index from February 2006.

The car leases are linked to the Israeli Consumer Price Index known at the date of the commencement of each lease.

(b) Letter of Engagement towards IPO

On November 11, 2009, the Company entered into a Letter of Engagement (“LOE”) with underwriters to conduct an initial public offering (the “IPO”). The IPO shall consist of the sale of up to $12 million worth of units, defined as consisting of one share of common stock and two warrants (the “IPO Warrants”), (collectively the “IPO Units”).

The IPO Units will be at an offering price per IPO Unit to be determined at the consummation of the IPO (“Offering Price”). Each IPO Warrant will be exercisable at a price equal to 110% of the Offering Price of the common stock.

The LOE stipulates that upon closing of the IPO, the Company shall grant to the underwriters share purchase warrants (the “Underwriter’s Warrants”) covering a number of IPO Units equal to 5% of the total number of IPO Units being sold in the IPO. The Underwriter’s Warrants will be non-exercisable for twelve months after the date of the IPO and will expire five years after such date. The Underwriter’s Warrants will be exercisable at a price equal to 120% of the Offering Price of the Common Stock. Subsequent to the execution of the LOE, the Company and the underwriters agreed that the Company will not grant the Underwriter’s Warrants.

The LOE further stipulates that the Company shall grant to the underwriters an option, exercisable within 45 days after the closing of the IPO, to acquire up to an additional 15% of the total number of IPO Units to be offered by the Company, on the same terms and conditions as the IPO, solely for the purpose of covering over-allotments (the “Over-allotment Units”).

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

(c) Exchange of Preferred Shares

On December 29, 2009, the Company entered into Exchange Offer Agreements with the respective preferred shareholders whereby prior to the consummation of the IPO, shares of the series A preferred stock and the series B preferred stock would be converted into shares of common stock at a respective ratio which is dependent on the actual Offering Price. In the event the IPO is not consummated, the preferred stock will not be converted into shares of common stock and holders of the preferred stock will retain their rights and preferences.

(d) Reverse Split

As part of the Bridge Financing Agreement, immediately prior to the consummation of the IPO and after the preferred share conversions, the Company will execute a reverse stock split of all shares of common stock in a range between 1 for 6 and 1 for 6.4 (the “Reverse Split”). The Reverse Split will occur subsequent to the exchange of the preferred stock into common stock, as described in (c) above.

(e) IPO—Additional Options

In connection with the IPO, the Company will issue new stock options to its management (“Management Options”) equal to 20% of the fully diluted equity of the post-IPO Company. The Management Options will vest yearly over three and four-year periods commencing from the date of the consummation of the IPO. The exercise prices for the Management Options will be $0.002* per share for 50% of the options and $0.9167* per share for the other 50% of the options.

Note 17—Risks and Uncertainties

(a)	The Company’s primary business is to provide video ringtones globally by partnering with international telecommunication carriers. Principle markets targeted are the U.S., Europe and the Far East. The Company’s business depends on the technological infrastructures, wireless networks and information systems of our international carrier partners.

(b)	The wireless industry in which the Company conducts their business is characterized by rapid technological changes, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards.

(c)	The Company’s data is hosted at a remote location. Although the Company has full alternative site data backed up, they do not have data hosting redundancy and are thus exposed to the business risk of significant service interruptions.

(d)	A significant portion of the Company’s expenses are denominated in NIS. The Company expects this level of NIS expenses to continue for the foreseeable future. Although the average value of the dollar during 2009 increased 9.3% it still has not recovered the declines in its average value during the years 2008 and 2007 (12.7% and 7.8%, respectively, as compared to its value in the years immediately preceding such years). If the value of the U.S. dollar weakens against the value of NIS, there will be a negative impact on the Company’s operating costs. In addition, to the extent the Company holds monetary assets and liabilities that are denominated in currencies other than the U.S. dollar, the Company will be subject to the risk of exchange rate fluctuations.

*	On a pre reverse split basis. See Note 16(d).

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2009—(Continued)

Note 18—Subsequent Events

On March 17, 2010, the Company’s Board of Directors approved the granting of options to Management, Directors and Consultants from the additional IPO options (see Note 16(e)). The Board approved the granting of a total of 1,392,000 options (on a post-split basis (see Note 16 (d)) at an exercise price of $0.01 to its employees, directors and consultants. These options will begin vesting at the time of the IPO and will vest yearly over three and four year periods, commencing after the first year. The total expected effect on the Company’s statement of operations from these options is expected to be approximately $4.4 million over the vesting period of the options. The Board also approved the granting of 1,420,000 IPO options at an exercise price of $5.50 (on a post-split basis (see Note 16(d)) to its employees directors and consultants. These options will begin vesting at the time of the IPO and will vest quarterly over four years, commencing after the first year. The total expected effect on the Company’s statement of operations from these options is expected to be approximately $1.1 million over the vesting period of the options. A further 40,000 options (20,000 at $0.01 and 20,000 at $5.50) will be granted as a charitable donation.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Balance Sheets (Unaudited)

(in thousands except share and per share data)

	March 31, 2010	December 31, 2009
	U.S.$	U.S.$
Current assets
Cash and cash equivalents	1,422	744
Prepaid expenses and other current assets	70	46
Accounts receivable	23	2
Deferred stock issuance costs	157	100
Short-term deposit (restricted)	20	2,602
Deferred tax assets—short-term	27	24

Total current assets	1,719	3,518

Long-term deposit	12	12

Property and equipment, at cost, net of $330 and $306 accumulated depreciation as of March 31, 2010 and December 31, 2009, respectively	178	179

Deferred tax assets—long-term	82	80

Total assets	1,991	3,789

The accompanying notes form an integral part of these consolidated financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Balance Sheets (Unaudited)

(in thousands except share and per share data)

		March 31, 2010	December 31, 2009
	Note	U.S.$	U.S.$
Current liabilities
Accounts payable and accrued expenses*		516	876
Accrued compensation		328	304
Current maturities of venture loan		809	557
Convertible bridge loan	3	2,388	1,912
Warrant to purchase common stock (Special Bridge Warrant)	3,4	1,102	1,070

Total current liabilities		5,143	4,719

Long-term liabilities
Accrued severance pay		340	334
Venture loan	5	2,849	3,146

Total long-term liabilities		3,189	3,480

Commitments and contingencies	8
Temporary equity
Series B convertible and redeemable preferred stock, $0.01 par value per share; 4,900,000 authorized; 4,592,794 shares issued and outstanding as of March 31, 2010 and December 31, 2009 (liquidation preference of, and redeemable at, the greater of fair value or $2.6385 per share, or $12.1 million, plus declared but unpaid dividends, if any)	6	11,970	11,968

Stockholders’ deficit	7
Common stock, $0.01 par value per share, 28,000,000 authorized; 2,200,694 issued and outstanding as of March 31, 2010 and December 31, 2009		22	22
Series A convertible preferred stock, $0.01 par value per share; 2,353,887 authorized; 2,353,887 issued and outstanding as of March 31, 2010 and December 31, 2009 (liquidation preference of $1.00 per share, or $2.35 million, plus declared but unpaid dividends, if any)		24	24
Additional paid-in capital		3,765	3,701
Deficit accumulated during development stage		(22,122)	(20,125)

Total stockholders’ deficit		(18,311)	(16,378)

Total liabilities and stockholders’ deficit		1,991	3,789

*	The amounts recorded as of March 31, 2010 and December 31, 2009 include $38 and $46 to a related party, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Statements of Operations (Unaudited)

(in thousands except share and per share data)

	Three months ended March 31,		Cumulative from inception to March 31, 2010
	2010	2009
	U.S.$	U.S.$	U.S.$
Revenue	30	—	50

Costs and Expenses*
Cost of revenue	34	—	65
Research and development	540	571	8,924
Marketing	441	492	6,965
General and administrative	281	298	4,712

Total operating expenses	1,296	1,361	20,666

Operating loss	1,266	1,361	20,616
Non-operating income	—	(10)	(446)
Interest and amortization of debt discount expense	654	166	1,491
Non-operating expenses	57	2	126
Loss on extinguishment of debt	—	—	321

Loss before taxes on income	1,977	1,519	22,108
Income tax expense	20	19	14

Net loss for the period	1,997	1,538	22,122

Basic and diluted net loss per common share	(0.91)	(0.70)	(10.41)

Weighted average number of shares used in computing basic and dilutive net loss per common share	2,200,694	2,200,694	2,125,926

*	The amount recorded for the three months ending March 31, 2010 and 2009 and the cumulative period from inception include $77, $30 and $623, respectively, to related parties.

The accompanying notes form an integral part of these consolidated financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Three months ended March 31		Cumulative from inception to March 31 2010
	2010	2009
	U.S.$	U.S.$	U.S.$
Cash flows from operating activities
Net loss	(1,997)	(1,538)	(22,122)
Adjustments to reconcile net cash flows from operating activities:

Items not affecting cash flows:
Depreciation	24	30	330
Deferred tax assets	(4)	(23)	(108)
Accrued severance pay	—	92	327
Share-based payment expenses	66	25	468
Accrued interest expense	556	46	801
Fair value adjustment of warrants	32	—	32
Loss on extinguishment of debt	—	—	321
Exchange rate (gains) losses	19	(1)	86
Changes in current assets and liabilities:
Decrease (increase) in receivables, prepaid expenses and other current assets	(44)	9	(195)
Increase (decrease) in payables and accruals	(375)	(106)	775

Net cash used in operating activities	(1,723)	(1,466)	(19,285)

Cash flows from investing activities
Acquisition of property and equipment	(23)	(8)	(508)
Investment in short-term deposits (restricted)	—	—	(2,602)
Release of short-term deposits	2,582	—	2,582
Investment in long-term deposits	—	—	(12)

Net cash provided by (used in) investing activities	2,559	(8)	(540)

Cash flows from financing activities
Venture loan	—	—	5,000
Repayment on account of Venture Loan	(88)	—	(887)
Receipt of convertible loans	—	—	3,976
Issuance of warrants	—	—	1,070
Issuance of convertible preferred stock	—	—	12,195
Increase in deferred stock issuance costs	(57)	—	(57)

Net cash provided by (used in) financing activities	(145)	—	21,297

Effect of exchange rate changes on cash and cash equivalents	(13)	(20)	(50)

Increase (decrease) in cash and cash equivalents	678	(1,494)	1,422
Cash and cash equivalents at beginning of period	744	6,004	—

Cash and cash equivalents at end of period	1,422	4,510	1,422

Supplemental disclosure of cash flows information
Interest paid	102	119	658

Non-cash transactions
Conversion of convertible loan into convertible preferred stock	—	—	1,964
Extinguishment of debt	—	—	321
Discount to the series B convertible preferred stock	—	—	43
Allocation of fair value of loan warrants	—	—	334
Amortization of discount to temporary equity	2	2	20

The accompanying notes form an integral part of these consolidated financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of March 31, 2010 (Unaudited)

Note 1—General

Vringo, Inc. (the Parent) was incorporated in Delaware on January 9, 2006 and commenced operations during the first quarter of 2006. The Parent formed a wholly-owned subsidiary, Vringo (Israel) Ltd. (the Subsidiary) in March 2006, primarily for the purpose of providing research and development services, as detailed in the intercompany service agreement. The Parent and the Subsidiary are collectively referred to herein as the Company.

The Company is engaged in developing software for mobile phones. The Company provides a comprehensive platform allowing users to obtain, create and share video ringtones. The Company’s proprietary ringtone platform integrates high quality video and social networking capability with Web systems.

The Company is in the development stage. Therefore, there is no certainty regarding the Company’s ability to complete the product’s development and success of its marketing. The continuation of the stages of development and the realization of assets related to the planned activities depend on future events, including the receipt of interim financing and achieving operational profitability in the future. The Company has incurred significant losses since its inception and expects that it will continue to operate at a net loss over the coming years. The Company is initiating activities to raise capital for ensuring future operations including an Initial Public Offering (IPO) of its common stock, although there are still significant doubts as to the ability of the Company to continue operating as a “going concern”. The Company believes that it will have sufficient cash to meet its planned operating needs until the end of June 2010. These financial statements do not include any adjustments to the value of assets and liabilities and their classification, which may be required if the Company cannot continue operating as a “going concern”.

The high-tech industry in which the Company is involved is highly competitive and is characterized by the risks of rapidly changing technologies. Penetration into world markets requires investment of considerable resources and continuous development efforts. The Company’s future success depends upon several factors including the technological quality, price and performance of its product relative to those of its competitors.

As of March 31, 2010, approximately $542 thousand of the Company’s net assets were located outside of the United States.

Note 2—Significant Accounting and Reporting Policies

(a) Basis of presentation

The accompanying consolidated financial statements include the accounts of the Parent and the Subsidiary and are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has evaluated subsequent events for recognition or disclosure through May 18, 2010.

The accompanying unaudited consolidated financial statements were prepared in accordance with Rule 8-03 of Regulation S-X of the SEC and, therefore, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. Nevertheless, these financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2009. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of March 31, 2010 (Unaudited)—(Continued)

(b) Development stage enterprise

The Company’s principal activities to date have been the research and development of its products and the Company has not generated significant revenues from its planned, principal operations. Accordingly, the Company’s financial statements are presented as those of a development stage enterprise.

(c) Translation into U.S. dollars

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar”). Therefore, the dollar has been determined to be the Company’s functional currency.

Transactions in foreign currency (primarily in New Israeli Shekels “NIS”) are recorded at the exchange rate as of the transaction date. All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected as finance expense in the statement of operations, as they arise.

At March 31, 2010, the exchange rate was U.S.$1 = NIS 3.713 (December 31, 2009 – U.S.$1 = NIS 3.775). The average exchange rate for the three months ended March 31, 2010 was U.S.$1 = NIS 3.734 (Three months ended March 31, 2009—U.S.$1 = NIS 4.058).

The translation should not be construed as a representation that the foreign currency amounts upon which the translation is based actually represent, or could be converted into, U.S. dollars.

(d) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from such estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment, deferred tax assets, valuation of warrants, valuation of convertible preferred and common stock share-based compensation, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(e) Accounting for share-based compensation

Share-based compensation is recognized as an expense in the financial statements and such cost is measured at the grant-date fair value of the equity-settled award. The expense is recognized using the straight-line method. The fair value of stock options granted to employees and directors, is estimated at the date of grant using the Black-Scholes-Merton option-pricing model, which takes into consideration the share price at the date of grant, the exercise price of the option, the expected life of the option, risk free interest rates and the expected volatility. The fair value of stock options granted to consultants is estimated at the date of grant using the Black-Scholes-Merton option-pricing model. In cases where no measurement date has been reached as there is no counter-party performance or performance commitment (sufficiently large disincentive for non-performance), the options are revalued. The options are valued using the share price, the exercise price of the option, the expected life of the option, risk-free interest rates and the expected volatility, at the reporting period date.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of March 31, 2010 (Unaudited)—(Continued)

(f) Net loss per share data

Basic net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares plus dilutive potential common stock considered outstanding during the period. However, as the Company generated net losses in all periods presented, potentially dilutive securities, comprised of incremental common shares issuable upon the conversion of Series A and Series B convertible preferred stock and the exercise of warrants and stock options, are not reflected in diluted net loss per share because such shares are anti-dilutive.

Note 3—Bridge Financing Agreement—Convertible Promissory Notes

On December 29, 2009, the Company issued 5% subordinated convertible promissory notes, (“Notes” or “Convertible Bridge Loan”), in the aggregate amount of $2.98 million in a private placement (the “Bridge Financing”). The Notes will mature six months from the date of the closing of the Bridge Financing, unless converted earlier upon the consummation of an IPO. The $2.98 million of proceeds from the Bridge Financing were first allocated to the Special Bridge Warrants which were classified as a derivative liability and recorded at fair value and the residual amount was allocated to the Notes, all in accordance with the guidance in ASC 815 (formerly Statement 133) and ASC 815-40 (formerly EITF Issue No. 07-5).

The following table summarizes the movement during the quarter of the instruments allocated in the December 2009 Bridge Financing:

	Bridge loan	Warrants	Total
	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands
Allocated amount	1,912	1,070	2,982
Fair value adjustment included in non-operating expenses	—	32	32
Interest expense accrued	476	—	476

Value at March 31, 2010	2,388	1,102	3,490

Note 4—Fair Value Measurements

The Company measures fair value in accordance with ASC 820-10, “Fair Value Measurements and Disclosures”. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of March 31, 2010 (Unaudited)—(Continued)

The Company measures its cash equivalents and Special Bridge Warrants at Fair Value. Cash equivalents are classified within Level 1, because they are valued using quoted active market prices. The Special Bridge Warrant is classified within Level 3 because it is valued using the Black-Scholes-Merton model which utilizes significant inputs that are unobservable in the market such as the price of stock, expected stock price volatility and the dividend yield, and remaining period of time the warrants will be outstanding before they expire.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 and December 31, 2009, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Fair value measurement at reporting date using
	March 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (3)
Description	U.S.$ thousands
Assets
Cash equivalents	1,058	1,058	—	—

Total assets	1,058	1,058	—	—

Liabilities
Special Bridge Warrant	1,102	—	—	1,102

Total liabilities	1,102	—	—	1,102

		Fair value measurement at reporting date using
	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (3)
Description	U.S.$ thousands
Assets
Cash equivalents	193	193	—	—

Total assets	193	193	—	—

Liabilities
Special Bridge Warrant	1,070	—	—	1,070

Total liabilities	1,070	—	—	1,070

In addition to the above, the Company’s financial instruments at March 31, 2010 and December 31, 2009, consisted of cash, accounts receivable, long term deposits, accrued expenses, accrued compensation, related liabilities, Venture Loan and the Convertible Bridge Loan. The carrying amounts of all the aforementioned financial instruments, approximate fair value, except as with the Venture Loan and Convertible Bridge Loan (see below).

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of March 31, 2010 (Unaudited)—(Continued)

The following table summarizes the changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the three months ended March 31, 2010:

	Level 3
	Special bridge warrants	Total
	U.S.$ thousands	U.S. $ thousands
Balance at December 31, 2009	1,070	1,070
Fair value adjustment included in non-operating expense	32	32

March 31, 2010	1,102	1,102

The Company has an outstanding Bridge Loan, of which the fair value has been determined using the discounted cash flow model. Carrying amounts and the related estimated fair value of the Bridge Loan and Venture Loan are as follows:

	March 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	U.S.$ thousands
Convertible Bridge Loan	2,388	3,777	1,912	3,714
Venture loan	3,658	3,663	3,703	3,703

Note 5—Venture Loan

On December 29, 2009, the Company entered into a Loan Modification Agreement with the lenders of the Venture Loan. The new facility bears an interest rate of 9.5% per annum, with an effective rate of 18%. Following a six month moratorium on principal payments, the Company will repay the loan monthly using a straight line calculation until March 2013.

Further indebtedness incurred pursuant to the Bridge Financing Agreement ranks junior to this Venture Loan agreement.

Note 6—Temporary Equity

As of March 31, 2010 and December 31, 2009, the portion of the unamortized balance of the discount to the Convertible Preferred Stock relating to warrants was $27 thousand and $32 thousand, respectively. The Company used the relative fair value method to calculate the value of the convertible preferred stock and the discount in respect of the warrants.

For the three month period ending March 31, 2010, and the twelve month period ending December 31, 2009, amortization of discount of the warrant relating from the series B convertible stock issuance, amounted to $2 thousand and $7 thousand, respectively.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of March 31, 2010 (Unaudited)—(Continued)

Note 7—Shareholders’ Deficit

General

The following table summarizes the changes in the Company’s stockholders’ deficit during the three-month period ending March 31, 2010:

U.S.$ thousands
December 31, 2009	(16,378)
Amortization of discounts to temporary equity	(2)
Vesting of stock options, net of forfeitures—employees	53
Vesting of stock options, net of forfeitures—non employees	13
Net loss for the period	(1,997)

March 31, 2010	(18,311)

Stock Options

During the three months ended March 31, 2010, no stock options were awarded other than options to management (see below), 213,302 stock options were forfeited and no stock options were exercised.

As of March 31, 2010, there was approximately $239 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the incentive plans. That cost is expected to be recognized over a weighted-average period of 4 years.

On March 17, 2010 the Company’s Board of Directors approved the granting of options to management, employees, directors and consultants from the additional IPO options (see Note 8(e)). The Board approved the granting of a total of 1,392,000 options (on a post-split basis (see Note 8(d)) at an exercise price of $0.01. These options will vest yearly over three and four year periods (according to the applicable schedule of the optionee), with the first portion vesting on the first anniversary of the consummation of the IPO. The Board also approved the granting of 1,420,000 IPO options at an exercise price of $5.50 (on a post-split basis (see Note 8(d)) to its employees directors and consultants. These options will vest quarterly over four years, with the first portion vesting on the first anniversary of the consummation of the IPO. The total expected effect on the Company’s statement of operations from both sets of options is expected to be approximately $5 million over the vesting period of the options. A further 40,000 options (20,000 at $0.01 and 20,000 at $5.50) will be granted as a charitable donation. No expenses have yet been recorded for these options.

The following table summarizes the option activity for the year 2010 by grant date.

	No. of shares	No. of shares	Exercise price	Fair value of common stock
	Employees	Non Employees	U.S.$	U.S.$
March 17, 2010	1,340,000	52,000	0.01	2.62
March 17, 2010	1,368,000	52,000	5.50	2.62

The fair value is calculated using the Black-Scholes-Merton model with an expected life of 3.5-4.25 years, a risk-free interest rate of 1.96-2.31% and an expected volatility of 64%-66%.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of March 31, 2010 (Unaudited)—(Continued)

Note 8—Commitments and Contingencies

(a) Future minimum lease payments under non-cancelable operating leases for office space and cars, as of March 31, 2010, are as follows:

U.S.$ thousands
Year ending December 31
2010 (nine months ending December 31, 2010)	30
2011	2

32

Rental expense for operating leases for both office space and cars for the three months ended March 31, 2010 and 2009 was $26 thousand, and $24 thousand, respectively. Subsequent to the quarter-end, the Subsidiary extended its operating lease for its office space for a further two years until May 31, 2012. The total expected expense under this lease extension amounts to approximately $42 thousand per year.

(b) Letter of Engagement towards IPO

On November 11, 2009, the Company entered into a Letter of Engagement (“LOE”) with underwriters to conduct an initial public offering (the “IPO”). The IPO shall consist of the sale of up to $12 million worth of units, defined as consisting of one share of common stock and two warrants (the “IPO Warrants”), (collectively the “IPO Units”).

The IPO Units will be at an offering price per IPO Unit to be determined further to the consummation of the IPO (“Offering Price”). Each IPO Warrant will be exercisable at a price equal to 110% of the Offering Price of the common stock.

The LOE stipulates that upon closing of the IPO, the Company shall grant to the underwriters share purchase warrants (the “Underwriter’s Warrants”) covering a number of IPO Units equal to 5% of the total number of IPO Units being sold in the IPO. The Underwriter’s Warrants will be non-exercisable for twelve months after the date of the IPO and will expire five years after such date. The Underwriter’s Warrants will be exercisable at a price equal to 120% of the Offering Price of the Common Stock. Subsequent to the execution of the LOE, the Company and the underwriters agreed that the Company will not grant the Underwriter’s Warrants.

The LOE further stipulates that the Company shall grant to the underwriters an option, exercisable within 45 days after the closing of the IPO, to acquire up to an additional 15% of the total number of IPO Units to be offered by the Company, on the same terms and conditions as the IPO, solely for the purpose of covering over-allotments (the “Over-allotment Units”).

(c) Exchange of Preferred Shares

On December 29, 2009, the Company entered into Exchange Offer Agreements with the respective preferred shareholders whereby prior to the consummation of the IPO, shares of the series A preferred stock and the series B preferred stock would be exchanged for shares of common stock at a respective ratio which is dependent on the Offering Price. In the event the IPO is not consummated, the preferred stock will not be converted shares of common stock and holders of the preferred stock will retain their rights and preferences.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of March 31, 2010 (Unaudited)—(Continued)

(d) Reverse Split

As part of the Bridge Financing Agreement, immediately prior to the consummation of the IPO and after the preferred share exchange, the Company will execute a reverse stock split of all shares of common stock in a range of between 1 for 6 and 1 for 6.4 (the “Reverse Split”) depending on the offering price. The Reverse Split will occur subsequent to the exchange of the preferred stock into common stock, as described in (c) above.

(e) IPO—Additional Options

In connection with the IPO, the Company will issue new stock options to its management, employees, directors and consultants (“Management Options”) equal to 20% of the fully diluted equity of the post-IPO Company (see Note 7).

Note 9—Risks and Uncertainties

(a)	The Company’s primary business is to provide video ringtones globally by partnering with international telecommunication carriers. Principal markets targeted are the U.S., Europe and the Far East. The Company’s business depends on the technological infrastructures, wireless networks and information systems of our international carrier partners.

(b)	The wireless industry in which the Company conducts its business is characterized by rapid technological changes, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards.

(c)	The Company’s data is hosted at a remote location. Although the Company has full alternative site data back-up, they do not have data hosting redundancy and are thus exposed to the business risk of significant service interruptions.

(d)	A significant portion of the Company’s expenses are denominated in NIS. The Company expects this level of NIS expenses to continue for the foreseeable future. The average value of the dollar during the first quarter of 2010 decreased 4.7% as compared to its value in 2009. If the value of the U.S. dollar weakens against the value of NIS, there will be a negative impact on the Company’s operating costs. In addition, to the extent the Company holds monetary assets and liabilities that are denominated in currencies other than the U.S. dollar, the Company will be subject to the risk of exchange rate fluctuations.

Until July 17, 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with any different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

$11,003,200

VRINGO, INC.

PROSPECTUS

Maxim Group LLC

Chardan Capital Markets, LLC

Ladenburg Thalmann & Co. Inc.

June 21, 2010